

10-K
Letter to the Stockholders



KRATOS®
READY FOR WHAT'S NEXT™

To Kratos Stakeholders,

In 2024 we once again completed the fiscal year achieving or exceeding each of our financial and performance objectives, including Kratos having a record backlog and opportunity pipeline of $1.445 billion and $12.4 billion, respectively, at December 29, 2024, positioning your Company for even greater expected future organic growth.

Kratos, a Military Grade Hardware and Software Technology Company, is one of the, if not the, best aligned organizations in the industry today to address the ongoing global recapitalization of strategic weapon systems, which is occurring after decades of the U.S. and its allies being focused on and engaged in an asymmetric confrontation with global terrorism, and now having to pivot to address the rise and assertiveness of the "axis of evil", including China, Russia, Iran and North Korea.

Our confidence in Kratos' alignment with U.S. National Security priorities increased further with the Trump Administration's victory, the new Secretary of Defense's stated priorities, and most recently, the just announced Golden Dome strategic defense system to protect the U.S. homeland.   Representative of Kratos' alignment with National Security priorities, in addition to several new program awards in the space, satellite, hypersonic, propulsion, microwave electronics and air defense areas, we recently received the largest contract in our Company's history, the $1.45 billion MACH - TB hypersonic system related award, which is expected to include numerous of Kratos' hypersonic vehicles, flyers, systems, propulsion systems, etc.

We believe that Kratos' strategy over the past decade of not paying dividends or buying back our Company's stock, but making significant internally funded investments in Research, Development, Non-Recurring Engineering, Fixed Assets, and other areas, to rapidly engineer, develop, demonstrate and field affordable, relevant hardware, systems and software for National Security, is clearly being successful for our country, customers, partners and shareholders, including based on our recent reported financial results. At Kratos, affordability is a technology, better is the enemy of good enough, ready to field today, and being first to market, are all key elements to the success of our business model, our industry leading organic growth rate and why Kratos is an industry leader in certain of our country's highest priority National Security areas.

Highlights of Kratos' first to market, industry leading offerings and positioning include: Erinyes, Dark Fury and Furies Family of Hypersonic Vehicles; Zeus and Oriole Solid Rocket Motors for Hypersonic and Missile Defense related missions; Valkyrie, Thanatos, Apollo, Athena and Air Wolf jet unmanned aerial drone systems; KTT and Spartan jet engines for drones and missiles; and OpenSpace Virtualized Command & Control and Telemetry, Tracking & Control Software for Satellite Systems. At Kratos, as noted here, we deliver to our customers and partners existing products and hardware with actual, known costs based on reality, not pretty PowerPoints or renditions at some to-be-determined, imagined, hoped-for-someday price. In short, Kratos builds leading technology military grade hardware, systems and software, at quantity, for a low cost, for the defense of our country and its National Security interests.

Kratos' greatest assets are our employees, and the support they receive from their families, friends and relationships; and I sincerely thank all of you, for without you, there would be no Kratos. I also thank Kratos' partners, including the traditional primes and the new defense technology companies, as we all work together to revitalize the United States Defense Industrial Base, for the safety, security and wellbeing of our country and the Free World's way of life.

Sincerely,

[signature]

Eric DeMarco
President & Chief Executive Officer

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
            FOR THE FISCAL YEAR ENDED DECEMBER 29, 2024

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

Commission file number 001-34460

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**13-3818604**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Chisholm Trail, Suite 300	
Round Rock, TX	78681
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (512) 238-9840

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

<u>Title of each class</u>	<u>Trading Symbol(s)</u>	<u>Name of each exchange on which registered</u>
Common Stock, $0.001 par value	KTOS	NASDAQ Global Select Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $3.0 billion, based on the closing sale price for shares of the registrant's common stock as reported by the NASDAQ Global Select Market on such date. This disclosure excludes shares of common stock held by executive officers, directors and stockholders whose individual ownership exceeded 10% of the common stock outstanding on June 28, 2024 because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

As of February 21, 2025, 152,842,507 shares of the registrant's common stock were outstanding.

Documents Incorporated by Reference

Items 10, 11, 12, 13 and 14 of Part III of this annual report on Form 10-K incorporate information by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders or an amendment to this annual report on Form 10-K to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this annual report on Form 10-K.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 29, 2024

TABLE OF CONTENTS

All references to "us," "we," "our," the "Company" and "Kratos" refer to Kratos Defense & Security Solutions, Inc., a Delaware corporation, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains "forward-looking statements" relating to our future financial performance, the market for our services and our opportunities. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other comparable terminology. These forward-looking statements reflect our current beliefs, expectations and projections, are based on assumptions, and are subject to known and unknown risks and uncertainties that could cause our actual results or achievements to differ materially from any future results or achievements expressed in or implied by our forward-looking statements. Many of these factors are beyond our ability to control or predict. As a result, you should not place undue reliance on forward-looking statements. Important risks and uncertainties that could cause our actual results or achievements to differ materially from the results or achievements reflected in our forward-looking statements include, but are not limited to: changes, cutbacks or delays in spending by the U.S. Department of Defense may occur which could cause delays or cancellations of key government contracts; delays to or the cancellation of our projects as a result of protest actions submitted by our competitors; changes in federal government (or other applicable) procurement laws, regulations, policies and budgets; the availability of government funding for the Company's products and services due to performance, cost growth, or other factors; changes in government and customer priorities and requirements; the potential of the current economic environment to adversely impact our business; currently unforeseen risks associated with any public health crisis; risks related to natural disasters or severe weather; changes in the scope or timing of our projects; the timing, rescheduling or cancellation of significant customer contracts and agreements, or consolidation by or the loss of key customers; risks of adverse regulatory action or litigation; risks related to our international operations; risks associated with debt leverage; failure to successfully achieve our integration, cost reduction or divestiture strategies; risks related to security breaches, cybersecurity attacks or other significant disruptions of our information systems; and competition in the marketplace, which could reduce revenues and profit margins.

Additional significant risks and uncertainties that could cause our actual results or achievements to differ materially from the results or achievements expressed in or implied by our forward-looking statements, include, but are not limited to those specifically addressed in Item 1A "Risk Factors" in this Annual Report, as well as those discussed elsewhere in this Annual Report. These forward-looking statements reflect our views and assumptions only as of the date such forward-looking statements are made. Except as required by law, we assume no responsibility for updating any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

Item 1. *Business.*

Overview

Kratos is a technology, hardware, products, system and software company addressing the defense, national security, and commercial markets. Kratos makes true internally funded research, development, capital and other investments, to rapidly develop, produce and field systems and solutions that address our customers' and partners' mission critical needs and requirements. At Kratos, affordability is a technology, and we seek to utilize proven, leading edge approaches and technology, not unproven bleeding edge approaches or technology, with Kratos' approach designed to reduce cost, schedule and risk, enabling us to be first to market with cost effective solutions. We believe that Kratos is known as the innovative disruptive change agent in the industry, a company that is an expert in designing hardware products and systems up front for successful rapid, large quantity, low cost future manufacturing, which is a value add competitive differentiator for our large traditional prime system integrator partners and also to our government and commercial customers. At Kratos, we strive to deliver more for less to our customers and partners. Kratos intends to pursue program and contract opportunities as the prime or lead contractor when we believe our probability of win is high and any investment required by Kratos is within our capital resource comfort level. We intend to partner and team with a large, traditional system integrator when our assessment of probability of win is greater or required investment is beyond Kratos comfort level. Kratos' primary business areas include, virtualized ground systems for satellites and space vehicles, including software for command and control (C2) and telemetry, tracking and control (TT&C), space domain awareness, jet powered unmanned aerial drone systems, hypersonic vehicles and rocket systems, propulsion systems for drones, missiles, loitering munitions, supersonic systems, space craft and launch systems, command, control, communication, computing, combat, intelligence surveillance and reconnaissance (C5ISR) and microwave electronic products for missile, radar, air defense, missile defense, space, satellite, counter unmanned aircraft systems (CUAS), directed energy, communication and other systems, and virtual and augmented reality training systems for the warfighter. We believe that there is a generational recapitalization of weapon systems occurring globally, including with the United States and its allies, to address individual and potential collective peer and near peer threats, including Russia, China, North Korea and Iran, or the so-called Axis of Resistance. The Company currently has at or near record levels of backlog and opportunity pipeline. The Company is currently making significant capital, property, plant, equipment and other internally funded investments to address its current backlog, current opportunity pipeline, and current and expected potential future program and contract awards, including from or with the Department of Defense and traditional legacy prime system integrators and partners. These investments include: unmanned jet powered aircraft such as Kratos Valkyrie to be manufactured ahead of potential contract award; a hypersonic system fabrication, production, test and integration campus and facility in conjunction with our customer, where a significant amount of work under the new Multi-Service Advanced Capability Hypersonic Test Bed (MACH-TB) 2.0 contract award will be performed, including for Kratos Zeus solid rocket motors (SRMs) and Erinyes hypersonic flight systems; the purchase of long lead items for up to 60 Oriole SRMs for ballistic missile defense-related, hypersonic or other expected customer missions; expansion of our small turbojet engine production capacity in Michigan; establishment of a planned small turbofan jet engine production facility in the United States; expansion of our existing microwave electronics manufacturing facility and capabilities in Israel, establishment of an additional microwave electronics facility in Israel; including a space qualified facility; expansion of our machining, milling, casting, 3D printing and additive manufacturing capable facility in the United States to support our jet engine and other product and system manufacturing requirements; establishment of a new facility related to the Sentinel intercontinental ballistic missile (ICBM) program; expansion of our unmanned jet drone manufacturing capability; and expansion of existing and construction of additional classified facilities for certain programs and contracts.

We were incorporated in the state of New York on December 19, 1994 and began operations in March 1995. We reincorporated in the state of Delaware in 1998.

Industry Update

On March 22, 2024, President Biden signed the second fiscal year 2024 Consolidated Appropriations package into law. This legislation reflects an $886 billion appropriation for national defense, of which $842 billion would be for the U.S. Department of Defense ("DoD") base budget. On April 24, 2024, President Biden signed a bill providing a total of $95.3 billion in additional supplemental funding for Ukraine, Israel and Taiwan, including funding for the restocking of U.S. munitions capacity, and a fourth bill to impose sanctions and allow the use of seized Russian assets to assist Ukraine.

On March 11, 2024, President Biden submitted the fiscal year 2025 budget request to Congress. The request included $895 billion for national defense, of which approximately $850 billion is for the DoD base budget. On May 22, 2024, the House Armed Services Committee approved the fiscal year 2025 National Defense Authorization Act. The bill authorizes $849.8 billion in funding for the DoD. On June 28, 2024, the House passed the fiscal year 2025 DoD Appropriations bill H.R. 8774. On July 8, 2024, the Senate Armed Service Committee filed their version of the fiscal 2025 National Defense Authorization Act at a level $25 billion above the President's budget request.

The Federal fiscal year 2024 ended September 30, 2024, without Congress approving, nor the President signing into law, a Federal fiscal 2025 budget, including the National Security and Department of Defense Budgets. As a result of no Federal fiscal 2025 budget being approved, beginning October 1, 2024, the U.S. Federal Government is currently operating under a Continuing Resolution Authorization ("CRA"), under which, no new contract awards, no increases in existing contract funding, no increases in existing production contracts and no transition from development to production, among other items, can occur. A second CRA passed the House and Senate on December 20, 2024, and was signed by President Biden on December 21, 2024. The bill funds U.S. Government operations through March 14, 2025. In addition to the Continuing Resolution, the President also signed the Disaster Relief Supplemental Appropriations Act on December 21, 2024, which includes more than $100 billion in supplemental funding. The final version of this bill did not address the debt ceiling, which was set to expire on January 1, 2025. The U.S. Treasury's available cash and any extraordinary measures taken should delay the risk of default for at least several months after the end of the first quarter of 2025.

On November 5, 2024, the U.S. Presidential and Congressional elections occurred, with Donald Trump being elected President of the United States and the Republican party controlling the Senate and the House of Representatives. President Trump took office on January 20, 2025, and the new Congress and Senate were seated on January 3, 2025. As a result of these recent elections, the current Fiscal 2025 CRA could be significantly extended beyond the current March 14 extension date. There is also the possibility that the industry could experience a full year CRA related to Federal fiscal 2025, with no Federal fiscal 2025 budget enacted. Subsequent to his taking office, President Trump established The Department of Government Efficiency (DOGE) led by billionaire Elon Musk, with DOGE's Mission to slash federal spending. In February 2025, President Trump stated that he has directed DOGE to review Pentagon spending for possible waste and fraud. President Trump has also indicated that he may pursue significant reductions to the U.S. defense budget, if both Russia and China would agree to similar

cuts in their respective national security spending. The potential impact of DOGE ant the President's potential intentions on the Defense and National Security industry, and the Company, if any, is unknown at this time.

The potential challenges presented by the recent elections, Presidential and congressional changes and the related transitions, the CRA, the current budgetary and deficit funding environment, Israel, Ukraine and Taiwan funding support, continuing heightened levels of inflation, ongoing supply chain disruption, the challenging appropriations process, and DOGE, among other items, all continue to create significant short and long-term challenges and risks to the industry and the Company.

We believe continued budget and deficit funding pressures (which are expected), CRAs (which are also expected), future Federal Government debt ceiling issues, or Federal Government shutdowns, could have serious negative consequences for the security of our country and the defense industrial base, including the Company and the related customers, employees, suppliers, investors, and communities that rely on companies in the defense industrial base. It is possible that budget and program decisions made in such an uncertain environment would have long-term implications for our Company and the entire defense industry. Additionally, funding for certain programs, including those in which we currently participate or are pursuing, may be reduced, delayed or cancelled, and budget uncertainty or funding cuts globally could adversely affect the viability of our customers, partners, teammates, subcontractors, suppliers, and our employee base.

Such a challenging federal and DoD budgetary environment could have a material adverse effect on our forecasts, estimates, financial position, results of operations and/or cash flows.

As noted, Kratos and the industry continue to be affected by various unfavorable macroeconomic conditions, including adverse supply chain disruptions that continue throughout the industry and for us, and related delays in the receipt and delivery of materials, parts, supplies, etc., which in certain instances and for certain items is significant. To mitigate the impact of these delays, we have implemented advanced and larger lot purchases of certain materials and parts which has resulted in an increased use of our working capital, which is expected to continue. In addition, inflation and the related increased cost of inputs needed to execute our business, including materials, parts, supplies, consultants, subcontractors, vendors, etc. have significantly increased our business costs and have adversely impacted our operations, profit margins and financial forecasts.

Additionally, an industry wide shortage of qualified labor, and the cost of that labor for the Company and its labor base is an operational challenge. The cost of labor has increased significantly and current challenges in hiring, obtaining and retaining employees, including those employees requiring National Security clearances, is adversely impacting Kratos' ability to execute its business. There is also a significant industry wide labor and talent shortage, including in the Science, Technology, Engineering, and Math (STEM) discipline areas, and also including employees willing and/or able to obtain National Security clearances, and for high level manufacturing and production disciplines.

In addition, actions by the Federal Reserve to increase interest rates in the past few years have impacted our interest expense on our outstanding debt borrowings and the related cost of executing Kratos' business. Although the most recent actions by the Federal Reserve decreased rates slightly, the industry and Kratos are still impacted by rates that are higher than prevailing interest rates over the past several years. Each of these challenges are expected to continue for the foreseeable future and are expected to continue to adversely impact the Company's operations, financial results and financial forecasts.

We believe that our business is well-positioned in areas that the Trump Administration, the DoD and other customers currently indicate are priorities for future defense spending, and also including as identified in the 2024 defense budget and related Future Years Defense Program (FYDP), the President's 2025 National Security and Defense Budget Request. As noted above, we believe that there is a generational recapitalization of weapon systems occurring with the U.S. and its allies to address peer and near peer threats, including Russia, China, North Korea and Iran, and the Company's positioning as a proven provider of hardware, systems and software to address these threats for and with our customers and partners is recognized in the industry. We believe that the Company's hardware, software and solution offerings, including jet unmanned aerial drones, rocket and hypersonic systems, C5ISR and air defense systems, jet engine and propulsion systems for missiles, drones, hypersonic and supersonic vehicles, microwave electronics for missile, radar and air defense systems, space and satellite, C2, TT&C, and ADA capabilities and training systems, address mission critical priority areas of the DoD.

Our Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations reflect estimates and assumptions made by management as of December 29, 2024. Events and changes in circumstances arising after December 29, 2024, including those resulting from the continuing impacts of the current unfavorable macroeconomic climate, will be reflected in management's estimates for future periods.

Current Reporting Segments

The Company currently operates in two reportable segments. The Kratos Government Solutions ("KGS") reportable segment is comprised of an aggregation of KGS operating segments, including our microwave electronic products, space, satellite and cyber, training solutions, C5ISR/modular systems, turbine technologies, and defense and rocket support services operating segments. The Unmanned Systems ("US") reportable segment is comprised of an aggregation of US operating segments, including our unmanned aerial, unmanned ground, unmanned seaborne and related command, control and communications system businesses.

We organize our operating segments based primarily on the nature of the products, solutions and services offered. Transactions between segments are negotiated and accounted for under terms and conditions similar to other government and commercial contracts, and these intercompany transactions are eliminated in consolidation. For additional information regarding our reportable segments, see Note 13 of the Notes to Consolidated Financial Statements contained within this Annual Report. From a customer and solutions perspective, we view our business as an integrated whole, leveraging skills and assets wherever possible.

Competitive Strengths

We believe that Kratos being a technology company, focused on affordability and the composition and experience of our Board of Directors and Executive management team, our ability to act and make decisions quickly, our culture of rapid innovation and our investments to develop and maintain intellectual property, proprietary products, and technology, are strongly aligned with certain of the highest priority spending areas of the DoD, the U.S. National Security Strategy, and the DoD's focus on leveraging technology to defeat or deter peer and near-peer adversaries, are competitive advantages.

Additionally, we believe Kratos' strategy of being "first to market" with our hardware systems, products, technology and solutions, is also a competitive differentiator, including in certain areas as compared to the traditional defense industrial complex prime system integrators, as well as venture capital backed defense technology companies. We also believe that our proven ability to rapidly design, develop, demonstrate and field disruptive, transformative and leading technology products and systems, at an affordable cost, also differentiates us from our competitors, both traditional and new. We believe that our reputation, longstanding customer relationships, past-performance qualifications and the designed-in position of our hardware systems, technology and products into our customers' and partners' platforms, programs and systems, provide a unique competitive advantage and position us well for future accelerated growth. We routinely partner or team with the large traditional defense industry system integrators when certain opportunities require a significant internally funded investment that Kratos is unwilling to make, or when Kratos believes that teaming significantly increases our probability of win. A recent example of our first to market strategy is our design and development of our low-cost Erinyes, Dark Fury and other hypersonic vehicles and our Zeus solid rocket motors, which have recently had several successful missions.

Kratos' specialized National Security focus is aligned with mission-critical National Security priorities. Continued and increased concerns related to the threats posed by certain foreign nations, including nations with peer or near peer capabilities, have caused the U.S. Government to identify National Security as an area of enhanced functional and spending priority. Budget pressures, particularly related to DoD spending, have placed a premium on rapidly developing and fielding low-cost, high-technology hardware, systems and solutions, that can be fielded in quantities, i.e. affordable mass, to address National Security requirements. While budget pressures routinely cause delays in contracts or orders for our business, the global threat environment and current budget projections suggest that future years defense spending will continue to be significant, including to address the increasing threats to the United States and its allies. The outlook for defense spending is primarily focused on deterring and defeating our adversaries, power projection, warfighting readiness, lethality, and recapitalization of key strategic defense systems to address peer and near peer threats. We believe that Kratos' primary capabilities and areas of focus, certain ones which are listed below, are aligned with the objectives of the U.S. Government including those outlined in the 2022 National Defense Strategy document:

- Unmanned aerial drones, unmanned ground and unmanned seaborne systems and related autonomy and artificial intelligence.
- Satellite communications, C2, TT&C and Space Domain Awareness capabilities and technology.
- Microwave electronics, including in support of air defense, missile, radar, space, satellite and communication systems.
- Electronic warfare, attack, missile, and radar systems.
- Intelligence, surveillance and reconnaissance technology, platforms solutions and systems.
- Ballistic missile defense, hypersonic and other "High Performance" type systems.

- C5ISR systems, including Air Defense, Strategic Deterrence Systems and support of the "Strategic Triad".
- Cybersecurity and information assurance.
- Specialized training and operational readiness systems and solutions.
- Jet engines for drones, missiles and loitering munitions.
- Rocket engines and propulsion systems for hypersonic, space and other systems.

IP-centric technology company with proprietary products, technology and systems which address critical current and emerging threats faced by U.S. and allied militaries. As a technology-focused company at the forefront of the DoD's strategy for technology rich, transformative, disruptive and affordable systems, our current and growing portfolio of proprietary systems, products, solutions, and related intellectual property addresses certain of the most critical mission needs and requirements of U.S. and allied militaries. At Kratos, affordability is a technology, a core competency and a focus that we believe is disruptive and brings an important value proposition to our customers and partners. Kratos business focus areas include: unmanned systems, space and satellite communications, microwave electronics, cybersecurity/warfare, missile defense, hypersonic systems, C5ISR, turbine technologies, jet and rocket engines and training systems.

Technology-driven company aligned with and supporting our customers' increased innovation, technology, and strategic National Security initiatives, with focus on speed and affordability. As the DoD works to increase, maintain or achieve a technological advantage over adversaries, it has continued its efforts to create breakthrough technologies for National Security and related commercial markets, accelerate innovation to the warfighter and repurpose current capabilities to create cost-effective, disruptive technology advances that result in rapidly fielded systems and products in quantity. With our focus on delivering proven leading edge systems, products and technologies that address the most critical current and emerging threats, our customers include some of the most technologically advanced organizations of the defense and National Security establishment, including the U.S. Air Force (USAF), the U.S. Navy (USN), the U.S. Army, the U.S. Marine Corps (USMC), the U.S. Space Force and the U.S. Space Command, and others. Additionally, Kratos customers also include the Defense Innovation Unit ("DIU") (formerly the Defense Innovation Unit Experimental ("DIUx")), Defense Advanced Research Projects Agency ("DARPA"), Air Force Research Laboratory ("AFRL"), the Strategic Capabilities Office ("SCO"), the Office of the Secretary of Defense ("OSD"), the Strategic Command ("STRATCOM"), the National Aeronautics and Space Administration ("NASA"), the Space Development Agency (SDA), the Space Force, the U.S. intelligence community, and other confidential customers. We believe our focus on low cost, constant innovation, capability improvements across our product and solutions portfolio, speed of development, and engineering, design and development for affordable mass production are key differentiators that are disruptive to certain traditional market norms and align us with and address our customers' and our traditional large defense system integrator partners' key initiatives.

In-depth understanding of customer missions. We believe that Kratos has a reputation for being an industry disruptor, including by successfully rapidly designing, developing, demonstrating and fielding mission-critical products, hardware, solutions and services to our customers, at an affordable cost. Our long-term relationships with the U.S. Air Force, U.S. Army, U.S. Navy, U.S. Marine Corps and other National Security-related customers and agencies, and commercial and other customers and entities, enable us to develop an in-depth understanding of their missions, problems and technical requirements. In addition, a substantial number of our employees are located at our customer locations, or at secure manufacturing and other secure facilities, all of which provides Kratos with valuable strategic insight into our customers' ongoing missions and future program and mission requirements. We are also closely aligned with most of the traditional, large, system integrator defense companies. This understanding of our customers' and partners' missions, requirements, and needs, in conjunction with the strategic location of our employees, enables us to offer technical solutions tailored to our customers' and partners' specific requirements and evolving mission objectives. In addition, once our products are "designed in" to a program or system and we are on-site with a customer and providing our hardware, software, products and solutions, we have historically been successful in winning new and recompete business.

Relevant Products, Systems and Solutions

We believe that Kratos is an industry leader of high performance, jet powered unmanned aerial target drone systems, which represent certain of the highest performance jet powered unmanned aerial aircraft in the world. Kratos is the primary provider of jet target drone systems to the USN, with the BQM-177, the USAF with the BQM-167, and the U.S. Army with the MQM-178. In addition to the United States Armed Services, Kratos sells its target drones to numerous allied countries globally. Kratos is currently under contract with a U.S. Government Agency for a Next Generation Target Drone (5GAT). Kratos is currently in sole source production year 20 for the BQM-167 with the USAF, sole source production year 7 with the USN for BQM-177, and single source production year 12, with the U.S. Army for MQM-178.

Kratos also provides Kratos Mako high performance jet powered tactical unmanned drone, which flew manned/unmanned teaming missions with a USMC manned fighter aircraft in 2015. Kratos' Fifth Generation Stealth Valkyrie tactical drone systems have flown with the USAF and USMC, is under contract with the USMC and is currently involved with the USMC project Eagle. Other Kratos jet powered tactical drones flying today, include Thanatos, Apollo, Athena, and Air Wolf, each of which is currently under a customer funded contract. Kratos' tactical drones are recognized for their extreme high performance, low cost and ability to be rapidly fielded. The new Trump Administration, the new Secretary of Defense and other Trump Administration leadership have indicated their support and the potential for increased future funding for unmanned aerial drone systems and related autonomy and artificial intelligence systems.

We believe that Kratos is an industry leader in affordable rocket systems and SRMs which are specifically designed and developed for low cost ballistic missile target, hypersonic, sub orbital and other National Security related missions. Kratos is also a recognized industry leader in low cost hypersonic flight vehicles, ballistic missile targets and "other" systems. Over the past few years, Kratos has been in development on a new solid rocket motor system, Zeus (Zeus 1 and Zeus 2), and related hypersonic flight vehicle systems, including Erinyes and Dark Fury, each of which Kratos has made significant internally funded investments for rapid development, fielding and a first to market position. In November 2024, Kratos announced that Zeus 1 and Zeus 2 SRMs had completed their first successful flight on October 24, 2024, from the NASA Wallops Flight Facility in Virginia under a customer funded mission. In June 2024, Kratos announced the successful launch and flight of the Kratos Erinyes hypersonic flyer, also under a customer funded mission. The exercise, designated Hypersonic Test Bed-1 (HTB-1), demonstrated hypersonic flight that enabled the collection of data for multiple experiments to be provided to test teams for design and evaluation of new technologies. In February 2025, Kratos announced the second successful flight of the Erinyes Hypersonic flight system in conjunction with its government customers.

Subsequent to the successful initial flights of the Zeus SRM's and the Erinyes hypersonic system, Kratos was awarded the Mach TB 2.0 hypersonic system related contract, the largest contract in Kratos history with an estimated value of $1.45 billion, if all options are exercised over a five-year period.

Kratos is a recognized industry leader in the rapid development of low cost jet engines for missiles, drones and other systems. Kratos' engine and propulsion teams are also recognized as industry leaders in the design, engineering and development of hypersonic, space and supersonic propulsion systems, including Kratos being the engine development lead for Boom Supersonics (Concorde commercial supersonic jet replacement) Overture's aircraft engines, the Symphony.

We believe that Kratos is also an industry leader in hardware, products, systems and microwave electronics for numerous air defense, missile, radar, nuclear, strategic and other systems, including; Iron Dome, Iron Sting, Arrow, Patriot, THAAD, IBCS, IFPC and others.

We believe that Kratos is also an industry leader in ground-based command, control and communications systems ("C3"), Telemetry Tracking and Control ("TT&C") and other systems for satellites, and a leader in related radio frequency interference identification, geolocation and mitigation, or Space Domain Awareness. Our primary customers include the U.S. Air Force, Space Command, Space Development and other agencies, and also commercial customers, enterprises and entities.

We also believe that our advanced capabilities in the training systems and solutions market, including mixed, virtual and synthetic reality technology, products and systems for aircraft, combat and other vehicles, have allowed us to successfully remain at the forefront of defense industry readiness initiatives.

We believe our strategy of internally funding the research and development of many of our systems, products, software, solutions and capabilities, will continue to enable Kratos to be "first to market", ahead of the competition and advance our position in high growth markets, such as high performance UCAVs, turbine and engine technologies, hypersonic systems, ballistic missile targets, microwave electronics and satellite communications, and allow us to grow, over the long-term, at a rate greater than that of the industry.

Diverse base of key contracts with low concentration. Kratos' leading hardware, technology, products and systems, which are focused on many of the highest priority National Security areas allows us the opportunity to bid on and pursue a large number of contract and program opportunities as the lead or prime contractor, while also providing Kratos the opportunity to partner or team on additional large opportunities, better positioning our Company for success. Many of our contracts are single-award and/or sole source in nature, where we or our team are the only awardee by the customer. In certain cases, our ability to obtain single award and/or sole source contracts is due to our intellectual property, proprietary products, historical performance qualifications, relative experience, affordability or Kratos already having demonstrated a first to market working system.

We have a highly diverse base of customers and contracts with no contract representing more than 6% of 2024 revenue. Our fixed-price contracts, the majority of which are production contracts, represent approximately 69% of our 2024 revenue. Our cost-plus-fee contracts and time and materials contracts represent approximately 25% and 6%, respectively, of our 2024 revenue. We believe our diverse base of key contracts and low reliance on any one contract provides us with a stable, balanced revenue stream.

Representative recent major contract awards for Kratos include the $1.45 billion MACH-TB 2.0 contract award, if all options are exercised over a five-year period, to support the Office of the Under Secretary of Defense for Research and Engineering (OUSD (R&E)) Test Resource Management Center (TRMC) to support OUSD's National Hypersonic Initiative 2.0 by creating an affordable flight test bed to rapidly increase hypersonic flight test capacity, a $34.8 million contract from the USMC for Valkyrie mission system integration, a $116.7 million prime contract to create and operate an Advanced Fire Control Ground Infrastructure (AFCGI) from the U.S. Space Development Agency, an approximate $100 million total potential value hypersonic system program award, a $48 million contract for geolocation global support services, a $45 million award related to a new satellite system, a $79.8 million contract (Lot 20) for 60 BQM-167A Target aircraft systems for the U.S. Air Force, a $57.6 million contract for 70 BQM-177A Aerial Targets for the U.S. Navy, a $499 million multiple award, indefinite-delivery/indefinite-quantity (IDIQ) contract for the design, build, test, and delivery of functioning anti-tamper solutions, a $579 million single award IDIQ, if all options are exercised, for Space Force SATCOM C2 System for the Command and Control (C2) System Consolidated (CCS-C) Sustainment and Resiliency (C-SAR), and an $877 million IDIQ, multiple award sounding rocket award to provide suborbital launch services and launch support.

Significant cash flow visibility driven by stable backlog. As of December 29, 2024 and December 31, 2023, our total backlog (see "Backlog" below) was approximately $1,445.1 million and $1,243.9 million respectively, of which approximately $1,090.1 million was funded in 2024 and $944.6 million was funded in 2023. The majority of our sales are from awards issued under long-term contracts, typically three to five years in duration. Our contract backlog provides visibility into stable future revenue and cash flow over a diverse set of contracts. Importantly, a number of our systems and products are designed-in and support long term, multi-year/multi-decade programs, which provides significant operational and financial visibility to our Company.

Highly skilled employees and an experienced management team. We deliver our systems, products and services through a skilled and primarily engineering and technically oriented workforce of approximately 4,000 employees. Our executives and senior managers have significant experience with technology companies, commercial enterprises, U.S. Government agencies, the U.S. military, U.S. Government contractors and other relevant entities. A significant number of Kratos employees hold National Security clearances. Members of our management team have experience growing commercial, technology and national security focused businesses both organically and through acquisitions and delivering significant value to investors, shareholders and stakeholders. We believe that the cumulative experience and differentiated expertise of our personnel in our core focus areas, coupled with our sizable and technically oriented employee base, allow us to qualify for and bid on larger programs and contracts in a prime contracting role.

Our Strategy

Our strategy is to be a leading technology, hardware, systems, software and products provider to the defense, national security and relevant commercial and related global markets, and to disrupt our market focus areas, by being first to market with internally funded and developed offerings, engineered and designed to be mass produced at an affordable cost. In executing our strategy, Kratos primarily seeks to utilize proven technology, which we modify, adopt, change, integrate and apply to address market opportunities that we identify jointly with our customers and with our partners. This approach allows us to rapidly develop and field relevant offerings, while reducing technical, schedule and financial risk. At Kratos, "affordability is a technology", and "better is the enemy of good enough", which we believe are critical elements of the successful execution of our strategy. Additionally, whenever there is a defense/security/commercial "multi use" opportunity for our technology, products and systems, we lever off of this opportunity with increased efficiencies and further reduced cost opportunity via increased quantities provided to dual or multiple markets.

Internal Growth

We are focused on generating internal growth by capitalizing on our ability to rapidly develop, demonstrate and field leading technology systems and products at an affordable cost and by being "first to market" with our offerings. We make targeted discretionary investments in mission critical DoD, National Security and related commercial opportunity priority areas in order to achieve our first to market objective. Primary Kratos business areas include unmanned systems, space and satellite communications, cybersecurity, microwave electronics, hypersonic and rocket systems, missile defense, jet engines, rocket motors, turbine technologies and propulsion systems, and training systems, which we believe have the highest potential for growth, including as based on the recent Fiscal 2025 National Security budget submittal and National Defense Authorization Act (NDAA). In certain areas, Kratos will retain important intellectual property as a result of the internally funded investments we have made. Additionally, due to Kratos' unique technology, product and potential intellectual property positions, including in the space, satellite, UAS, propulsion, engine, turbine, rocket, hypersonic and other areas, we are routinely approached to partner or team on large, new program and contract opportunities, where Kratos offerings and affordability are an important competitive differentiator. A key aspect of Kratos' internal growth philosophy is also that "it is better to have a large part of something, than all of nothing", which is directly relevant to our teaming and partnership approach and strategy, including with the traditional large aerospace and defense system integrators.

Expand technology product, solution and service offerings provided to existing customers. We are focused on expanding the technology, products, systems and solutions we provide to our customers by making targeted internally funded investments in certain core focus areas, by leveraging our strong relationships, technical capabilities, intellectual property and past performance qualifications and by offering a wider range of comprehensive low-cost technology leading and proven products and solutions compared to our competitors. In regard to areas of specialization, our product and solution offerings include the manufacturing of specialized defense electronics; integrated technology and software solutions for satellite command, control and communications; specialized high performance UCAV and drone aircraft for tactical and threat representation target purposes; Unmanned Ground Systems ("UGS"); Unmanned Seaborne Systems; engine and propulsion systems; and rocket, ballistic missile target and hypersonic systems. We believe our understanding of customer needs, missions, requirements and processes, our reputation and past performance qualifications and our ability to rapidly deliver low cost, technology leading hardware, systems, products and solutions, position us well for success in the current National Security and geopolitical threat environment.

Capitalize on current contract base. We are pursuing new program and contract opportunities and awards as we build the business with our expanding technology base, intellectual property ownership, contract portfolio, and product, hardware, solution, software, service offerings and past performance qualifications. We are also aggressively pursuing several National Security priority areas, including high performance UCAVS, satellite communications command, control, communication and signal monitoring products, SDA, satellite microwave electronics for missiles, radars, electronic warfare and communications, cybersecurity solutions, propulsion and engine systems, specialized training systems, autonomy and artificial intelligence systems, robotics, directed energy systems, hypersonic systems and next generation ballistic missile targets. Additionally, we are assessing new program areas and platforms to pursue that are consistent with our core capabilities, technology and intellectual property. These current and existing programs, contracts, customers and related offerings provide Kratos important past performance qualifications and experience, positioning us to credibly pursue new opportunities.

Expand customer and contract base. We are focused on expanding our customer base into areas with significant growth opportunities, including as indicated by the fiscal year 2024 spending bill, the Fiscal 2025 NDAA and the Trump Administration's initial indicated priority areas, by leveraging our technology, intellectual property, proprietary products, capabilities, industry reputation, past performance qualifications, long-term customer relationships and diverse contract base. We also believe that our ability to rapidly develop, demonstrate and field high technology systems and products, at an affordable cost, is a clear competitive differentiator for our Company. We anticipate that this overall expansion in our capabilities will enable us to pursue larger program opportunities, higher value work and to further diversify our revenue base across additional U.S. Government, international and commercial customers.

Improve operating margins. We believe that we have opportunities to increase our operating margins and improve profitability in the future as we transition from certain development programs, which typically generate inherently lower margins, to production programs, which typically generate higher margins, and by leveraging our corporate infrastructure investments as our business and revenues increase. We are proactively focused on continuously improving efficiencies, reducing costs, and concentrating our efforts on operational excellence.

Invest and Partner in strategic growth areas. Over the past several years, we have made significant internally funded investments in strategic growth areas, including unmanned tactical aircraft drone systems, space and satellite communication software and systems, rocket engines and hypersonic systems, jet engines, turbine and other engine technologies. Specifically, we have increased internally funded research and development, capital and other expenditures, non-recurring engineering expenditures, and infrastructure investments, including executive management, bid, proposal and new business capture, pursuit and related expenses. We have made these investments with the intention of developing, demonstrating, fielding, bringing to production and being first to market in these strategic growth areas. These internally funded investments typically allow us to retain certain intellectual property rights, design and data packages, for these platforms, software and systems, including to ultimately secure sole source technology or production positions in these strategic growth areas. Specifically, since 2013, we have invested over $260 million in our UAS business and since 2019, approximately $252 million in our Space, Satellite and Cyber business, and made investments of approximately $25 million in rocket and hypersonic systems, and engine and turbine

technology areas, through internally funded research, development, contract design retrofit costs, contract design costs for new platforms, software design and development, non-recurring engineering costs and capital expenditures related to these strategic growth areas.

- Since 2019, we have invested approximately $252 million in Kratos' Space, Satellite and Cyber business through internally funded research and development, software design and development and capital expenditures, primarily related to our next generation, software based, virtualized satellite C2, TT&C, and other ground-based OpenSpace™ communications systems, which we released "first to market" in 2021, and our global SDA system. Related to certain of these investments, in 2022, we received an approximate $160 million potential contract award from Blue Halo and a significant contract award from Intelsat as a result of Kratos OpenSpace™ products and technology. In 2023, we introduced the satellite industry's first open edge terminal for satellite communications and other applications and we announced that our OpenSpace platform is the first commercially available, fully virtualized satellite ground system to achieve MEF 3.0 Carrier Ethernet certification. In 2024, we received a number of contract awards including a $48 million contract for geolocation global support services, a $116.7 million contract from the U.S. Space Development Agency for Ground System to support advanced fire control missions and a $579 million single award IDIQ for Space Form Satcom C2 System.

- During 2024 we entered into a Memorandum of Understanding (MOU) with GE Aerospace to partner on the development and production of small affordable engines that could potentially power unmanned aerial systems, collaborative combat aircraft, missile, drone and similar applications. The agreement, once finalized, will replace an existing joint development agreement and which includes a sole-source full-scale engine production position for Kratos. For the last year, GE Aerospace and Kratos have been working together on a small affordable engine.

- Over the past few years, Kratos has been in development on a new solid rocket motor system, Zeus (Zeus 1 and Zeus 2), and related hypersonic flight vehicle systems, Erinyes and Dark Fury, all of which Kratos has internally funded through investments totaling $25 million for rapid development, fielding and a first to market position. In November 2024, Kratos announced that Zeus 1 and Zeus 2 SRMs had completed their first successful flight on October 24, 2024, from the NASA Wallops Flight Facility in Virginia under a customer funded mission. In June 2024, Kratos announced the successful launch and flight of the Kratos Erinyes hypersonic flyer, also under a customer funded mission. The exercise, designated Hypersonic Test Bed-1 (HTB-1), demonstrated hypersonic flight that enabled the collection of data for multiple experiments to be provided to test teams for design and evaluation of new technologies. Subsequent to the successful flights of the Zeus SRMs and the Erinyes hypersonic system, Kratos was awarded the Mach TB 2.0 Hypersonic System related contract, the largest contract in Kratos history at $1.45 billion, if all options are exercised over a five-year period.

Capitalize on corporate infrastructure investments. In recent periods, we have made significant investments in our senior and technical management and corporate infrastructure related to cybersecurity threats to our Company, increased and changing regulations we are subject to, and the changing National Security industry environment. These investments also included hiring senior executives and managers with significant experience in the National Security and technology industries, hiring firms to support us on Capitol Hill, Congressionally and with our customers, strengthening our internal controls over financial reporting and accounting staff in support of increasing public company reporting requirements, expanding our infrastructure in response to increases in cybersecurity protection and related regulatory requirements, including the DoD's Cybersecurity Maturity Model Certification ("CMMC") requirement for all federal contractors, and expanding our backlog and bid and proposal pipeline resources. We have also made significant investments in secure facilities to enable us to bid on, successfully receive and execute on classified programs and opportunities. As a result of these and other investments, we expect to be allocating additional resources in our pursuit of new, larger and highly technical prime contract opportunities. We believe our management experience, technical capabilities, manufacturing, production and corporate infrastructure can support a company with a much larger revenue base than we currently have. Accordingly, we believe that, to the extent our revenue grows, we will be able to leverage this infrastructure base and increase our operating margins.

Customers

A representative list of government customers in our KGS and US segments during 2024 included the U.S. Air Force, U.S. Army, U.S. Navy, U.S. Marines, Missile Defense Agency, Space Command, Space Force, NASA, the AFRL, foreign military sales ("FMS"), the U.S. Southern Command, STRATCOM, the SCO, DIU or DIUx, the Rapid Capabilities Offices, the U.S. intelligence community, DARPA, Office of the Secretary of Defense (OSD), and certain confidential customers. A representative list of non-government customers during 2024 included tier one, large U.S. Government contractors and system integrators such as Northrop Grumman, Lockheed Martin, General Dynamics, Raytheon Technologies, BAE Systems, and L3Harris, as well as Intelsat, Blue Halo, Microsoft, Amazon, Siemens, Rolls Royce, Boom, GE Aerospace and others.

Revenue from the U.S. Government (which includes FMS) includes revenue from contracts for which we are the prime contractor as well as those for which we are a subcontractor and the ultimate customer is the U.S. Government. Revenues from U.S. Government agency customers in aggregate accounted for approximately 67%, 69% and 69% of total revenues in 2024, 2023, and 2022, respectively.

Backlog

Effective January 1, 2018, we adopted the requirements of Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606"), utilizing the modified retrospective method as discussed in Note 1 of the Notes to Consolidated Financial Statements contained within this Annual Report. Since our adoption of ASC 606, revenues from remaining performance obligations, also referred to as total backlog, are now calculated as the dollar value of our remaining performance obligations on executed contracts. As of December 29, 2024 and December 31, 2023, our backlog was approximately $1,445.1 million and $1,243.9 million, respectively, of which $1,090.1 million was funded in 2024 and $944.6 million was funded in 2023. Backlog as of December 29, 2024 as compared to December 31, 2023 has increased primarily as a result of contract awards in our Space and Satellite, Microwave Products, C5ISR, Defense and Rocket Support and Unmanned Systems businesses. We expect to recognize approximately 57.0% of the remaining total backlog as revenue in 2025, an additional 17.0% in 2026 and the balance thereafter.

Total backlog is our estimate of the amount of revenue expected to be realized over the remaining life of awarded contracts and task orders that we have in hand as of the measurement date. Total backlog can include award fees, incentive fees, or other variable consideration estimated based on the most likely amount the Company is expected to be entitled to receive, to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur. Total backlog can include both funded and unfunded future revenue under government contracts. Total backlog does not include orders for which neither party has performed and which each party has the unilateral right to terminate a wholly unperformed contract without compensating the other party. As such, total backlog generally does not include options for additional performance obligations which have not been executed unless they are considered a material right of the base contract. For IDIQ contracts, only awarded or funded task orders are included for backlog purposes.

We define funded backlog as estimated future revenue under government contracts and task orders for which funding has been appropriated by Congress and authorized for expenditure by the applicable agency, plus an estimate of the future revenue expected to be realized from commercial contracts that are under firm orders. Funded backlog does not include the full potential value of the Company's contracts because Congress often appropriates funds to be used by an agency for a particular program of a contract on a yearly or quarterly basis even though the contract may call for performance over a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriation and the procuring agency allocates funding to the contract.

Contracts undertaken by us may extend beyond one year. Accordingly, portions are carried forward from one year to the next as part of backlog. Because many factors affect the scheduling of projects, no assurance can be given as to when revenue will be realized on projects included in our backlog. Although funded backlog represents only business that is considered to be firm, we cannot guarantee that cancellations or scope adjustments will not occur. The majority of funded backlog represents contracts with terms that would entitle us to all or a portion of our costs incurred and potential fees upon cancellation by the customer.

A significant number of the programs that Kratos' systems, products and solutions support are multi-year/multi-decade in nature. Accordingly, based on historical customer usage or operational tempo, the Company has reasonable expectations or visibility of what ultimate orders for Kratos' systems, products and solutions will be. The Company does not include these expected amounts in its backlog until a related contract award is received.

Management believes that year-to-year comparisons of backlog are not necessarily indicative of future revenues. The actual timing of receipt of revenues, if any, on projects included in backlog could change because many factors affect the scheduling of projects. In addition, cancellations or adjustments to contracts may occur. Backlog is typically subject to large variations from quarter to quarter as existing contracts are renewed or new contracts are awarded. Additionally, all U.S. Government contracts included in backlog, whether or not funded, may be terminated at the convenience of the U.S. Government.

Cybersecurity Program

In the normal course of business, we may collect and store personal information and certain sensitive information of the Company and third parties, including proprietary and confidential business information, trade secrets, intellectual property, sensitive third-party information and employee information. To protect this information, our existing cybersecurity policies require monitoring and detection programs, network security measures, encryption of critical data, and security assessment of vendors. We maintain various protections designed to safeguard against cyberattacks, including firewalls and virus detection software. We have established and test our disaster recovery plan and we protect against business interruption by backing up our major systems. In addition, we periodically scan our environment for any vulnerabilities, perform penetration testing and engage cybersecurity consultants to assess effectiveness of our data security practices. A cybersecurity consultant conducts regular network security reviews, scans and audits. In addition, we maintain insurance that includes cybersecurity coverage.

Our cybersecurity program incorporates industry-standard frameworks, policies and practices designed to protect the privacy and security of our sensitive information and sensitive information of third parties with whom we do business. Our cybersecurity team reports to the full Board of Directors typically on an annual basis on information security and cybersecurity matters, or more frequently as needed. Certain members from our Board of Directors have cybersecurity experience. See "Item 1C. Cybersecurity" below for additional information.

Despite the implementation of our cybersecurity program, our security measures cannot guarantee that a significant cyberattack will not occur. A successful attack on our information technology or other systems could have significant consequences to our business. While we devote resources to our security measures to protect our systems and information, these measures cannot provide absolute security. See "Risk Factors" for additional information about the risks to our business associated with a breach or compromise to our information technology systems.

Human Capital Management

As of December 29, 2024, we had a work force of approximately 4,000 full-time, part-time and on-call employees in approximately 14 countries. Our employees are our greatest asset, and the ability to recruit, retain, fairly compensate, and develop our workforce is critical to Kratos' success.

We work diligently to attract the best talent from a diverse range of sources in order to meet the current and future demands of our business. We have established relationships with local job networks and educational institutions to proactively attract a diverse pool of talent. We also strive to provide a compensation and benefits package that will attract, retain, and motivate employees and reward their performance, including competitive market-based pay and comprehensive benefits. In addition to earning a base salary, eligible employees are compensated for their contributions to the Company's goals with both short-term cash incentives and long-term equity-based incentives. We are committed to providing fair and equitable pay for employees, utilizing both external and internal benchmarking tools to do so. Eligible employees in the U.S. also have access to a wide range of benefits including medical, dental, and vision plans; life insurance, disability insurance and identity theft insurance; savings and retirement plans; an employee stock purchase plan; and other resources. Programs and benefits differ internationally for a variety of reasons, such as local legal requirements and market practices.

We are also committed to employee development. The Company maintains talent and succession planning processes, including annual reviews and regular touchpoint reviews throughout the year, and periodic succession review of executive management by the Company's chief executive officer and board of directors. We also provide training opportunities for employees at all levels, including live and online training, on the job training, and tuition reimbursement for formal continuing education. Our training program also includes compliance training to regularly promote and reinforce the Company's culture of ethics and integrity in business.

Guided by our values, we are committed to creating a company where everyone is included and respected, and where we support each other in reaching our full potential. We are committed to diverse representation across all levels of our workforce to reflect the vibrant and thriving diversity of the communities in which we live and work.

Competition

Our market is competitive and includes a number of companies in the U.S. defense, National Security, venture capital and private equity financed and commercial markets and industries. Most of the companies that we compete against have significantly greater financial, technical, marketing and other resources and generate greater revenues than we do. Competition in the KGS and US segments include tier one, large U.S. Government contractors, newer defense technology companies including Anduril, XBow, Shield AI, Castellion, Ursa Major, Bee Hive, and others, and system integrators such as Northrop

Grumman, Lockheed Martin, General Dynamics, Raytheon Technologies, BAE Systems, L3Harris, General Atomics, and Boeing. While we view these and other government contractors and companies in our industry as competitors, we also routinely team or partner with these same companies in joint proposals or in the delivery of our products, solutions and services for customers. In fact, many of our tier one competitors are also our partners and our customers. Tier two competitors include smaller government contractors such as Mercury Systems, Qinetiq, Cobham, CACI, Peraton, Linquest (now owned by KBR), Viasat and AAR Corp. Intense competition and long operating cycles are key characteristics of business within the defense industry. It is also common in the defense industry for work on major programs to be shared among a number of companies. A company competing to be a prime contractor or subcontractor on an award may, upon final award of the contract to another competitor, become a subcontractor for the final prime contractor. It is not unusual to compete for a contract award with a peer company and simultaneously perform as a supplier to or be a customer of that same competitor on other contracts, or vice versa. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not frequently found in other industries.

We believe that the principal competitive factors in our ability to win new business include our ability as a technology company to address the defense, national security and commercial markets, our belief that affordability is a technology, our focus on making internally funded investments, our ability to rapidly develop and produce actual working products and systems, our ability to manufacture military qualified and specified hardware and our strategy of being first to market with relevant systems, products and technology, focused on priority DoD requirements and funding areas. We also believe that our relationships with the traditional defense industry aerospace and defense system integrators, and the value we bring to them in partnership to pursue large new program opportunities, is a key differentiator for our Company. Also important is our reputation, past performance qualifications, customer relationships, domain and technology expertise, the ability to obtain and replace contract vehicles, the ability to deliver results within budget (time and cost), reputation, accountability, staffing flexibility, and project management expertise. Additionally, our ability to deliver cost effective systems, products, solutions and services that meet our customers' and partners' requirements is also a key differentiator.

In the U.S. defense, IT, and services markets, the U.S. Government has stressed competition and affordability or low cost in connection with its future procurement of products and services, i.e. affordable mass. This has led to fewer sole source awards, as well as more emphasis on cost competitiveness, with certain contract awards issued on a Low Price Technically Acceptable ("LPTA") basis, rather than a best value basis, which has historically negatively impacted certain areas of our Defense and Rocket Support Systems ("DRSS") business in our KGS segment and in our training services business. In addition, competitor bid protests have become more prevalent in the current competitive environment, resulting in further delay of contract procurement activity. As a result of these changing market dynamics, Kratos has made the strategic decision to deemphasize these types of potential LPTA services businesses, and to focus our financial and other resources on our products, systems, software and technology focused business areas, making internally funded investments in our related core competency and market focus business areas, developing and owning important intellectual property and being first to market with our offerings.

Research and Development

We believe that our future success depends upon our ability to continue to rapidly develop new products and services, and enhancements to and applications for our existing products and services, to be delivered at an affordable cost. Our research and development expenses were $40.3 million, $38.4 million and $38.6 million in 2024, 2023, and 2022, respectively. We intend to continue our focus on research and development as a key strategy for growth, which will focus on investments in those fields that we believe will offer the greatest opportunity for growth and profitability. Our current primary internal research and development ("IR&D") focus areas include satellite communications and signal monitoring, unmanned systems, electronic products, turbine technologies, rocket, hypersonic and other systems.

Intellectual Property

We believe that our continued success depends in large part on our proprietary technology, the intellectual skills of our employees and the ability of our employees to continue to innovate. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

As of December 29, 2024, we held a number of U.S. and foreign patents. Patents applicable to specific products extend for varying periods according to the date of patent application filing or patent grant and the legal term of patents in the various countries where patent protection is obtained. We do not consider our business to be materially dependent upon any individual patent, and we do not believe that our business would be materially affected by the expiration of any particular intellectual property right. We will continue to file and pursue patent applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace.

We own or have rights to use certain trademarks, service marks and trade names that we use in conjunction with the operation of our business. Certain of our trademarks have also been registered in selected foreign countries.

Government Regulation

We are subject to various government regulations, including various U.S. Government regulations as a contractor and subcontractor to the agencies of the U.S. Government. Among the most significant U.S. Government regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation, administration, and performance under government contracts;

- the Truthful Cost or Pricing Data Statute (formerly the Truth in Negotiations Act), which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;

- the Industrial Security Manual, which establishes the security guidelines for classified programs and facilities as well as individual security clearances;

- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantages;

- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government and impose penalties on the basis of false statements, even if they do not result in a payment; and

- laws, regulations and executive orders restricting the use and dissemination of information classified for National Security purposes and the exportation of certain products and technical data.

We also need special security clearances to continue working on and advancing certain of our programs and contracts with the U.S. Government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

In addition, we are subject to industry-specific regulations due to the nature of the products and services we provide. For example, certain aspects of our business are subject to further regulation by additional U.S. government authorities, including (i) the Federal Aviation Administration, which regulates airspace for all air vehicles in the U.S. National Airspace System, (ii) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless communications upon which our UAS business depend in the United States and (iii) the Defense Trade Controls of the U.S. Department of State that administers the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services.

The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the U.S. There may need to be a review under the Exon-Florio provisions of the Defense Production Act. including review by the Committee on Foreign Investment in the United States (CFIUS) under the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Finally, the government may require a prospective foreign owner to establish intermediaries to actually run that part of the company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirers.

In addition, the export from the U.S. of certain of our products may require the issuance of a license by the U.S. Department of Commerce under the Export Administration Act, and its implementing regulations as kept in force by the International Emergency Economic Powers Act of 1977. Some of our products may require the issuance of a license by the U.S. Department of State under the Arms Export Control Act and its implementing regulations, which licenses are generally harder to obtain and take longer to obtain than do Export Administration Act licenses.

Our business may require compliance with state or local laws designed to limit the uses of personal user information gathered online or require online services to establish privacy policies.

Material Availability

We procure critical material, components, products and subsystems from domestic and global supply partners. These supply sources may be single sources for certain components and the material provided may have extended lead times. To support our continuing customer needs, we have taken steps to mitigate sourcing risks. This includes working closely with our suppliers to ensure future material and subsystem availability to support our manufacturing plans. In some cases, we have elected to stock reserve material to ensure future availability.

Certain raw materials and components used in the manufacture of our products and in our development programs are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand and a global shortage of semiconductors, creating substantial uncertainty regarding our suppliers' continued production of key components for our products, and the supply for certain subcomponents and parts is impacting our C5ISR business, and the shortage of qualified vendors which supply certain ancillary parts for our aerial targets have resulted in cost increases. See "Risk Factors" for further discussion regarding risks related to raw materials.

Environmental

Our manufacturing operations are subject to many requirements under environmental laws and regulations. In the U.S., the U.S. Environmental Protection Agency and similar state agencies administer laws that restrict the emission of pollutants into the air, discharges of pollutants into bodies of water and disposal of pollutants in the ground. Violations of these laws can result in significant civil and criminal penalties and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. U.S. laws also allow citizens to bring private enforcement actions in some situations. Outside the U.S., the environmental laws and their enforcement vary and may be more burdensome.

Other environmental laws, primarily in the U.S., address the contamination of land and groundwater and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not it has a legal interest in the land, may be subject to a requirement to clean up the parcel.

We have management programs and processes in place that are intended to achieve compliance with, and minimize the potential for violations of, applicable environmental laws and regulations.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"). We make available on our website under "Investor Relations/Financial Information/SEC Filings," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. Our website address is *www.kratosdefense.com*. The SEC also maintains an Internet site that contains our reports, proxy and information statements, and other information at www.sec.gov.

We have included our website address and the SEC's website in this report solely as an inactive textual reference. References to our website and the SEC's website in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, such websites. Such information should not be considered a part of this report, unless otherwise expressly incorporated by reference in this report.

Item 1A. *Risk Factors.*

You should carefully consider the following risk factors and all other information contained herein as well as the information included in this Annual Report and other reports and filings made with the SEC in evaluating our business and prospects. Risks and uncertainties, in addition to those we describe below, that are not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business and financial results could be harmed and the price of our common stock could decline. You should also refer to the other information contained in this Annual Report, including our Consolidated Financial Statements and the related Notes.

Risk Factors Summary

Risks Related to our Business

- The U.S. Government provides a significant portion of our revenue, and our business could be adversely affected by changes in the fiscal policies of the U.S. Government and other governmental entities.
- Significant delays or reductions in appropriations for our programs and U.S. Government funding more broadly may negatively impact our business and programs and could have a material adverse effect on our financial position, results of operations and/or cash flows.
- If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business may be adversely affected.
- The loss of one or more of our largest customers, programs, or applications could adversely affect our results of operations.
- Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise, or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects. Early termination of client contracts or contract penalties could adversely affect our results of operations.
- If our subcontractors or suppliers fail to perform their contractual obligations, our performance and reputation as a contractor and our ability to obtain future business could suffer.
- We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability or loss of market share.
- If the UAS and UGS markets do not experience significant growth, if we cannot expand our customer base or if our products do not achieve broad acceptance, or if the products we have developed or will develop do not become programs of record, then we may not be able to achieve our anticipated level of growth.
- Loss of our General Services Administration ("GSA") contracts or government-wide acquisition contracts could impair our ability to attract new business.
- Government contracts differ materially from standard commercial contracts, involve competitive bidding and may be subject to cancellation or delay without penalty.
- We may not receive the full amounts estimated under the contracts in our backlog, which could reduce our revenue in future periods below the levels anticipated. This makes backlog an uncertain indicator of future operating results.
- A preference for minority-owned, small and small disadvantaged businesses could impact our ability to be a prime contractor and limit our opportunity to work as a subcontractor on certain governmental procurements.
- U.S. Government in-sourcing could result in loss of business opportunities and personnel.
- Our business could be negatively impacted by cyber and other security threats or disruptions.
- Our products are complex and could have unknown defects or errors, which may increase our costs, harm our reputation with customers, give rise to costly litigation, or divert our resources from other purposes.
- Due to the volatile and flammable nature of certain components of our products and equipment, fires or explosions may disrupt our business or cause significant injuries, which could adversely affect our financial results.
- Our margins and operating results may suffer if we experience unfavorable changes in the proportion of cost-plus-fee or fixed-price contracts in our total contract mix.
- We have incurred and may continue to incur goodwill impairment charges in our reporting entities, which could harm our profitability.
- Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited. We may be required to record valuation allowances on our net operating loss carryforwards in future periods, which could adversely impact our profitability and financial condition.

Risks Related to our Operations

- Our operations expose us to risks associated with pandemics, epidemics or other public health emergencies.
- We may need additional capital to fund the growth of our business, and financing may not be available on favorable terms or at all.

- Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.
- Past acquisitions and future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.
- The loss of any member of our senior management could impair our relationships with U.S. Government customers and disrupt the management of our business.
- If we fail to attract and retain skilled employees or employees with the necessary National Security clearances, we might not be able to perform under our contracts or win new business.
- We are subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to perform on classified contracts for the U.S. Government.
- We are subject to DoD CMMC requirements issued by the Pentagon which may limit our ability to bid and win projects. The cost for the DoD CMMC requirements may be significant.
- Cybersecurity breaches or disruptions of our information technology systems could negatively impact our operations.

Risks Related to our International Operations

- Revenues derived from our international business could be subject to global economic downturn and hardship.
- Our international business exposes us to additional risks.
- Changes in foreign tax laws and regulations could expose us to additional tax liabilities and could adversely affect our financial risks.

Risks Related to our Long-Term Borrowings

- We have substantial long-term borrowings, which could adversely affect our cash flow, financial condition and business.
- We and our subsidiaries may incur more debt, which may increase the risks associated with our leverage, including our ability to service our indebtedness.
- A portion of our business is conducted through foreign subsidiaries, and the failure to generate sufficient cash flow from these subsidiaries, or otherwise repatriate or receive cash from these subsidiaries, could result in our inability to repay our indebtedness.
- The agreements governing our debt impose significant operating and financial restrictions on us and our subsidiaries that may prevent us and our subsidiaries from pursuing certain business opportunities and restrict our ability to operate our business.

Risks Related to our Intellectual Property

- We may be unable to protect our intellectual property rights.
- Disclosure of trade secrets could cause harm to our business.
- We may be harmed by intellectual property infringement claims.

Risks Related to Regulatory, Environmental and Legal Issues

- Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.
- Our contracts and administrative processes and systems are subject to audits and cost adjustments by the U.S. Government, which could reduce our revenue, disrupt our business or otherwise adversely affect our results of operations.
- We are subject to environmental laws and potential exposure to environmental liabilities. This may affect our ability to develop, sell or rent our property or to borrow money where such property is required to be used as collateral.

Risks Related to Our Common Stock

- Some of our contracts with the U.S. Government are classified, which may limit investor insight into portions of our business.

For a more complete discussion of the material risks facing our business, see below.

Risks Related to Our Business

The U.S. Government provides a significant portion of our revenue, and our business could be adversely affected by changes in the fiscal policies of the U.S. Government and other governmental entities.

In fiscal 2024, 2023 and 2022, we generated 67%, 69% and 69%, respectively, of our total revenues from contracts with the U.S. Government (including all branches of the U.S. military and FMS), either as a prime contractor or a subcontractor. We expect to continue to derive most of our revenues from work performed under U.S. Government contracts. See the Industry Update section in Item 1 "Business" contained within this Annual Report for a discussion of the current budgetary and funding constraints on U.S. Government spending and legislation enacted to reduce the U.S. federal deficit. As a result, we have experienced and expect to continue to experience reduced or delayed awards on some of our programs, with a related negative impact to our revenues, earnings and cash flows. Competitor bid protests also have become more prevalent in the current competitive environment, which has led to further contract award delays. In addition, any future changes to the fiscal policies of the U.S. Government and foreign governmental entities may decrease overall government funding for defense and homeland security, result in delays in the procurement of our products and services due to lack of funding, cause the U.S. Government and government agencies to reduce their purchases under existing contracts, or cause them to exercise their rights to terminate contracts at-will or to abstain from exercising options to renew contracts, any of which would have an adverse effect on our business, financial condition, results of operations and/or cash flows. Furthermore, on January 20, 2025, President Trump announced an executive order establishing the "Department of Government Efficiency" to maximize government efficiency and productivity. In February 2025, President Trump stated that he has directed DOGE to review Pentagon spending for potential waste and fraud. Pressures on and uncertainty surrounding the U.S. federal government's budget and potential changes in budgetary priorities, could adversely affect our revenue, financial condition, and results of operations.

Significant delays or reductions in appropriations for our programs and U.S. Government funding more broadly may negatively impact our business and programs and could have a material adverse effect on our financial position, results of operations and/or cash flows.

U.S. Government programs are subject to annual congressional budget authorization and appropriation processes. For many programs, Congress appropriates funds on a fiscal year basis even though the program performance period may extend over several years. Consequently, programs are often partially funded initially and additional funds are committed only as Congress makes further appropriations. If we incur costs in excess of funds obligated on a contract, we may be at risk for reimbursement of those costs unless and until additional funds are obligated to the contract. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual budget process ultimately approved by Congress and the President or in separate supplemental appropriations or continuing resolutions, as applicable. Laws and plans adopted by the U.S. Government relating to, along with pressures on and uncertainty surrounding the federal budget, potential changes in priorities and defense spending levels, sequestration, the appropriations process, use of continuing resolutions (with restrictions, e.g., on new starts) and the permissible federal debt limit, could adversely affect the funding for individual programs and delay purchasing or payment decisions by our customers. In the event government funding for our significant programs becomes unavailable, or is reduced or delayed, or planned orders are reduced, our contract or subcontract under such programs may be terminated or adjusted by the U.S. Government or the prime contractor.

The federal budget and debt ceiling are expected to continue to be the subject of considerable debate, which could have a significant impact on defense spending broadly and our programs in particular.

The budget environment, including budget caps mandated by the Budget Control Act of 2011 (the "BCA") for fiscal years 2022 and 2023, which was reinstituted with established budget caps for 2024 and 2025 under The Fiscal Responsibility Act of 2023, and uncertainty surrounding the debt ceiling and the appropriations process, remain significant short and long-term risks for the Company. Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the defense spending priorities of the current administration and Congress, what challenges budget reductions (required by the BCA and otherwise) will present for the defense industry and whether annual appropriations bills for all agencies will be enacted in a timely manner. If annual appropriations bills are not timely enacted, the U.S. Government may again operate under a continuing resolution, restricting new contract or program starts, presenting resource allocation challenges and placing limitations on some planned program budgets, and we may face additional government shutdowns of unknown duration. If a prolonged government shutdown of the DoD were to occur, it could result in program cancellations, disruptions and/or stop work orders and could limit the U.S. Government's ability to effectively progress programs and to make timely payments, and our ability to perform on our U.S. Government contracts and successfully compete for new work.

We believe continued budget pressures would have serious negative consequences for the security of our country, the defense industrial base, including the Company, and the customers, employees, suppliers, investors, and communities that rely on companies in the defense industrial base. It is likely budget and program decisions made in this environment will have long-term implications for us and the entire defense industry.

Additionally, funding for certain programs in which we participate may be reduced, delayed or cancelled, and budget cuts globally could adversely affect the viability of our subcontractors and suppliers, and our employee base. While we believe that our business is well-positioned in areas that the DoD and other customers have indicated are areas of focus for future defense spending, the long-term impact of the BCA, other defense spending cuts, challenges in the appropriations process, the debt ceiling and the ongoing fiscal debates remain uncertain.

Significant delays or reductions in appropriations; long-term funding under a continuing resolution; an extended debt ceiling breach or government shutdown; and/or future budget and program decisions, among other items, may negatively impact our business and programs and could have a material adverse effect on our financial position, results of operations and/or cash flows.

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business may be adversely affected.

Our reputation and relationship with the U.S. Government, and in particular with the agencies of the DoD and the U.S. intelligence community, are key factors in maintaining and developing new business opportunities. In addition, we often act as a subcontractor or in "teaming" arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. Government or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor or team member, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could adversely affect our ability to maintain our existing business and compete successfully for new business.

The loss of one or more of our largest customers, programs, or applications could adversely affect our results of operations.

We are dependent on a small number of customers for certain large programs that represent a large portion of our revenues. A significant decrease in the sales to or loss of any of these programs or our major customers would have a material adverse effect on our business and results of operations. In fiscal 2024 and 2023, the U.S. Air Force accounted for 15.2% and 22.6% respectively, of our total revenues and the U.S. Navy accounted for 14.7% and 13.0%, respectively, of our total revenues. No assurance can be given that our customers will not experience financial, technical or other difficulties that could adversely affect their operations and, in turn, our results of operations. We believe that the USAF BQM-167, USN BQM-177, GBSD (also known as Sentinel) and the recently awarded MACH-TB 2.0 programs could represent a large portion of our future revenues in the coming years, and the loss or cancellation of any of these programs could adversely affect our future results. Further, new programs may yield lower margins than legacy programs, which could result in an overall reduction in gross margins.

Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise, or are dependent upon factors not wholly within our control. Failure to meet these obligations could adversely affect our profitability and future prospects. Early termination of client contracts or contract penalties could adversely affect our results of operations.

We design, develop, and manufacture technologically advanced and innovative products and services, which are applied by our customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and intellectual property rights, labor, inability to achieve learning curve assumptions, manufacturing materials or components could prevent us from meeting requirements. Either we or the customer may generally terminate a contract as a result of a material uncured breach by the other. If we breach a contract or fail to perform in accordance with contractual service levels, delivery schedules, performance specifications, or other contractual requirements set forth therein, the other party thereto may terminate such contract for default, and we may be required to refund money previously paid to us by the customer or to pay penalties or other damages. Even if we have not breached, we may deal with various situations from time to time that may result in the amendment or termination of a contract. These steps can result in significant current period charges and/or reductions in current or future revenue, and/or delays in collection of outstanding receivables and costs incurred on the contract. Other factors that may affect revenue and profitability include inaccurate cost estimates, design issues, unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, and loss of follow-on work.

If our subcontractors or suppliers fail to perform their contractual obligations, our performance and reputation as a contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely upon other companies as subcontractors to perform work we are obligated to perform for our customers. As we secure more work under certain of our contracts, we expect to require an increasing level of support from subcontractors that provide complementary and supplementary services to our offerings. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fails to satisfactorily perform the agreed-upon services on a timely basis or violates U.S. Government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our customers' expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a customer terminating our contract for default. A termination for default could expose us to liability, including liability for the agency's costs of re-procurement, could damage our reputation and could hurt our ability to compete for future contracts.

We are also required to procure certain materials and parts from supply sources approved by the U.S. Government. The inability of a supplier to meet our needs or U.S. Government requirements or the appearance of counterfeit parts in our products could have a material adverse effect on our financial position, results of operations or cash flows.

Our earnings and profitability depend, in part, on subcontractor and supplier performance and product availability.

We rely on other companies to provide major components for our products. For instance, we build the airframe, electronics and flight control systems for our unmanned aerial systems. We primarily rely on our suppliers to provide the engines and parachutes for landing the unmanned aerial systems. Disruptions or performance problems caused by our subcontractors and suppliers, or a misalignment between our contractual obligations to our customers and our agreements with our subcontractors and suppliers, could have an adverse effect on our ability to meet our commitments to customers. In addition, due to the shortage of qualified subcontractors and suppliers, increases in the cost of certain materials could impact our profitability under firm fixed priced contracts that we have with our customers.

Our ability to perform our obligations on time could be adversely affected if one or more of our subcontractors or suppliers were unable to provide the agreed-upon products or materials or perform the agreed-upon services in a timely, compliant and cost-effective manner or otherwise to meet the requirements of the contract. Changes in economic conditions, including changes in defense budgets or credit availability, or other changes impacting a subcontractor or supplier (including changes in ownership or operations) could adversely affect the financial stability of our subcontractors and suppliers and/or their ability to perform. The inability of our suppliers to perform, or their inability to perform adequately, could also result in the need for us to transition to alternate suppliers, which could result in significant incremental cost and delay or the need for us to provide other resources to support our existing suppliers.

In connection with our U.S. Government contracts, we are required to procure certain materials, components and parts from supply sources approved by the customer. We are also facing increased and changing regulatory requirements, many of which apply to our subcontractors and suppliers. In some cases, there may be only one supplier for certain components. If a sole source supplier cannot meet our needs or is otherwise unavailable, we may be unable to find a suitable alternative.

Our procurement practices are intended to reduce the likelihood of our procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. We rely on our subcontractors and suppliers to comply with applicable laws and regulations, including regarding the parts or materials we procure from them; in some circumstances, we rely on certifications provided by our subcontractors and suppliers regarding their compliance. We also rely on our subcontractors and suppliers to effectively mitigate the risk of cyber and security threats or other disruptions with respect to the products and components they deliver to us and the information entrusted to them by us or our customers.

In addition, certain raw materials and components used in the manufacture of our products and in our development programs are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand and a global shortage of semiconductors, creating substantial uncertainty regarding our suppliers' continued production of key components for our products, and the supply for certain raw materials such as aluminum and resins, and the availability of certain parts and extrusions, and the availability for milling activities has, in each case, continued to experience shortages and delays which is impacting our C5ISR business. If we are unable to procure, or experience significant delays in subcontractor or supplier deliveries of, needed materials, components, intellectual property or parts; if our subcontractors or suppliers do not comply with all applicable laws and regulations; if the certifications we receive from them are inaccurate; or if what we receive is counterfeit or otherwise improper, it could have a material adverse effect on our financial position, results of operations and/or cash flows.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability or loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts from many other firms, including mid-tier federal contractors with specialized capabilities, large defense contractors and IT service providers. Competition in our markets may increase as a result of a number of factors, such as the entrance of new or larger competitors, including those formed through alliances or consolidation, or the reduction in the overall number of government contracts. We may also face competition from prime contractors for whom we currently serve as subcontractors or teammates if those prime contractors choose to offer customer services of the type that we are currently providing. In addition, we may face competition from our subcontractors who, from time-to-time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor to us.

Many of our competitors have greater financial, technical, marketing and public relations resources, larger customer bases and greater brand or name recognition than we do. Such competitors may be able to utilize their substantially greater resources and economies of scale to, among other things:

- divert sales from us by winning very large scale government contracts, a risk that is enhanced by the recent trend in government procurement practices to bundle services into larger contracts and the recent trend of making award determinations on a LPTA basis;
- divert sales from us by the award of government contracts to our competitors who may be willing to bid at substantially lower prices;
- force us to charge lower prices; or
- adversely affect our relationships with current customers, including our ability to continue to win competitively awarded engagements in which we are the incumbent.

In the event that the market for products in our US segment expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. If we lose business to our competitors or are forced to lower our prices, our revenue and operating profits could decline.

Our business is dependent upon our ability to keep pace with the latest technological changes.

The market for our services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments would result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenues from providing innovative engineering services and technical solutions that are based upon today's leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing customer preferences.

We believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to develop new offerings and technologies or to adapt or modify our existing offerings and technologies, including through IR&D, acquisitions and joint ventures or other teaming arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new offerings and technologies or identification of and expansion into new markets. Due to the design complexity of our products, we may, in the future, experience delays in completing the development and introduction of new products. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our products will develop or continue to expand or that we will be successful in newly identified markets as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technologies that gain market acceptance in advance of our products.

Additionally, the possibility exists that our competitors might develop new technology or offerings that might cause our existing technology and offerings to become obsolete. If we fail in our new product development efforts or if our products or services fail to achieve market acceptance more rapidly as compared to our competitors, our ability to procure new contracts could be negatively impacted, which could negatively impact our results of operations and financial condition.

If the UAS and UGS markets do not experience significant growth, if we cannot expand our customer base or if our products do not achieve broad acceptance, or if the products we have developed or will develop do not become programs of record, then we may not be able to achieve our anticipated level of growth.

For the fiscal year ended December 29, 2024, our US segment accounted for 23.8% of our total revenue. We cannot accurately predict the future growth rate or size of this market. Demand for our products may not increase, or may decrease, either generally or in specific markets, for particular types of products or during particular time periods. There are only a limited number of programs under which the U.S. military, our primary customer, is currently funding the development or purchase of our UAS and UGS products. Although we are seeking to expand our US customer base to include foreign governments, domestic non-military agencies and commercial customers, we cannot assure that our efforts will be successful. The expansion of the UAS and UGS markets in general, and the market for our products in particular, depends on a number of factors, including the following:

- customer satisfaction with these types of systems as solutions;
- the cost, performance and reliability of our products and products offered by our competitors;
- customer perceptions regarding the effectiveness and value of these types of systems;
- limitations on our ability to market our US products and services outside the U.S. due to U.S. Government regulations or other restrictions; and
- marketing efforts and publicity regarding these types of systems.

Even if UAS and UGS gain wide market acceptance in general, our specific products may not adequately address market requirements or may not gain market acceptance. If these types of systems generally, or our products specifically, do not gain wide market acceptance, or if the products we have developed or will develop do not become programs of record, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations may suffer.

Loss of our GSA contracts or GWACs could impair our ability to attract new business.

We are a prime contractor under several GSA contracts and government-wide acquisition contracts (GWACs). We believe that our ability to provide services under these contracts will continue to be important to our business because of the multiple opportunities for new engagements each contract provides. If we were to lose our position as prime contractor on one or more of these contracts, we could lose substantial revenues and our operating results could suffer. GSA contracts and other GWACs typically have a one or two-year initial term with multiple options exercisable at the government customer's discretion to extend the contract for one or more years. We cannot be assured that our government customers will continue to exercise the options remaining on our current contracts, nor can we be assured that our future customers will exercise options on any contracts we may receive in the future.

Government contracts differ materially from standard commercial contracts, involve competitive bidding and may be subject to cancellation or delay without penalty.

Government contracts frequently include provisions that are not standard in private commercial transactions and are subject to laws and regulations that give the U.S. Government rights and remedies not typically found in commercial contracts, including provisions permitting the U.S. Government to:

- terminate our existing contracts;
- reduce potential future income from our existing contracts;
- modify some of the terms and conditions in our existing contracts;
- suspend or permanently prohibit us from doing business with the U.S. Government or with any specific government agency;
- impose fines and penalties;
- subject us to criminal prosecution;
- suspend work under existing multiple year contracts and related task orders if the necessary funds are not appropriated by Congress;
- decline to exercise an option to extend an existing multiple year contract; and
- claim rights in technologies and systems invented, developed or produced by us.

In addition, government contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted and typically impose provisions that permit cancellation in the event that necessary funds are unavailable to the government agency. Competitive procurements impose substantial costs and managerial time and effort in order to prepare bids and proposals for contracts that may not be awarded to us. In many cases, unsuccessful bidders for government contracts are provided the opportunity to formally protest certain contract awards through various agencies, administrative and judicial channels. We have experienced an increase in competitor bid protests on contracts on which we were the successful bidder due to the competitive environment resulting from decreased government spending. In addition, we have formally protested procurement awards in which we were not the initial successful bidder, but believed that the source selection process was flawed. The protest process may substantially delay a successful bidder's contract performance, result in cancellation of the contract award entirely and distract management. We may not be awarded contracts for which we bid, and substantial delays or cancellation of purchases may follow our successful bids as a result of such protests. We believe that this environment of protracted competitive bidding processes and competitor bid protests will continue.

Certain of our government contracts also contain "organizational conflict of interest" clauses that could limit our ability to compete for certain related follow-on contracts. For example, when we work on the design of a particular solution, we may be precluded from competing for the contract to install that solution. While we actively monitor our contracts to avoid these conflicts, we cannot guarantee that we will be able to avoid all organizational conflict of interest issues.

We may not receive the full amounts estimated under the contracts in our backlog, which could reduce our revenue in future periods below the levels anticipated. This makes backlog an uncertain indicator of future operating results.

Backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenues. The contracts comprising our backlog may not result in actual revenue in any particular period or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in backlog could change because many factors affect the scheduling of projects. Cancellation of or adjustments to contracts may occur. Additionally, all U.S. Government contracts included in backlog, whether or not funded, may be terminated at the convenience of the U.S. Government. The failure to realize all amounts in our backlog could adversely affect our revenues and gross margins. As a result, our funded, unfunded and total backlog as of any particular date may not be an accurate indicator of our future earnings.

A preference for minority-owned, small and small disadvantaged businesses could impact our ability to be a prime contractor and limit our opportunity to work as a subcontractor on certain governmental procurements.

As a result of the Small Business Administration ("SBA") set-aside program, the federal government may decide to restrict certain procurements only to bidders that qualify as minority-owned, small, or small disadvantaged businesses. We do not qualify as a minority-owned, small or small disadvantaged business. As a result, we would not be eligible to perform as a prime contractor on those programs and in general would be restricted to no more than 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under the SBA set-aside program, or other similar governmental programs, may impact our ability to bid on new procurements as a prime contractor, limit our opportunity to work as a subcontractor or restrict our ability to compete on incumbent work that is placed in the set-aside program.

U.S. Government in-sourcing could result in loss of business opportunities and personnel.

The U.S. Government has continued to reduce the percentage of contracted services in favor of more federal employees through an initiative called "in-sourcing." Over time, in-sourcing could have an adverse effect on our business, financial condition and results of operations. Specifically, as a result of in-sourcing, government procurements for services could be fewer and smaller in the future. In addition, work we currently perform could be in-sourced by the federal government and, as a result, our revenues could be reduced. Moreover, our employees could also be hired by the government. This loss of our employees would necessitate the need to retain and train new employees. Accordingly, the effect of in-sourcing or the continuation of in-sourcing at a faster-than-expected rate could have an adverse effect on our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber and other security threats or disruptions.

As a defense contractor, we face various cyber and other security threats, including attempts to gain unauthorized access to sensitive information and networks; insider threats; threats to the safety of our directors, officers and employees; threats to the security and viability of our facilities, infrastructure and supply chain; and threats from terrorist acts or other acts of aggression. Our customers and partners (including our supply chain and joint ventures) face similar threats and growing

requirements. Although we utilize various procedures and controls to monitor and mitigate the risk of these threats, there can be no assurance that these procedures and controls will be sufficient. The occurrence of some of these risks may be increased to the extent remote working by our employees, suppliers, contractors and other third parties which accelerated during the COVID-19 pandemic, continues. Such an incident could lead to losses or unauthorized disclosure of sensitive information or capabilities; theft or exposure of data; harm to personnel, infrastructure or products; regulatory actions; and/or financial liabilities, as well as potential damage to our reputation as a government contractor and provider of cyber-related or cyber-protected goods and services.

Cyber threats are continuously evolving and include, but are not limited to: malicious software, destructive malware, attempts to gain unauthorized access to data, disruption or denial of service attacks, and other electronic security breaches that could lead to disruptions in mission critical systems; unauthorized release of confidential, personal or otherwise protected information (our Company's information or that of our employees, customers, partners, or other third parties); corruption of data, networks or systems; harm to individuals; and loss of assets. In addition, we could be impacted by cyber threats or other disruptions or vulnerabilities found in products we use or in our partners' or customers' systems that are used in connection with or otherwise incorporated into our business. These events, if not prevented or effectively mitigated, could damage our reputation, require remedial actions and lead to loss of business, regulatory actions, potential liability and other losses.

We provide systems, products and services to various customers (both government and commercial) who also face cyber threats. Our systems, products and services may themselves be subject to cyber threats and/or they may not be able to detect or properly deter threats, or effectively to mitigate resulting losses. These losses could adversely affect our customers and our Company.

The impact of these various factors is difficult to predict, but one or more of them could result in the loss of information or capabilities, harm to individuals or property, damage to our reputation, loss of business, contractual or regulatory actions and potential liabilities, any one of which could have a material adverse effect on our financial position, results of operations and/or cash flows.

If we experience systems or service failure, our reputation could be harmed and our customers could assert claims against us for damages or refunds.

We create, implement and maintain IT solutions that are often critical to our customers' operations. We have experienced, and may in the future experience, some systems and service failures, schedule or delivery delays and other problems in connection with our work. If we experience these problems, we may:

- lose revenue due to adverse customer reaction;
- be required to provide additional services to a customer at no charge;
- cause customers to postpone, cancel or fail to renew contracts;
- receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers; and
- suffer claims for substantial damages.

We cannot ensure that provisions in our customer contracts will be legally sufficient to protect us if we are sued.

In addition, our errors and omissions and product liability insurance coverage may not be adequate, may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims may result in significant legal and other costs, be a distraction to our management and harm our reputation.

Our products are complex and could have unknown defects or errors, which may increase our costs, harm our reputation with customers, give rise to costly litigation, or divert our resources from other purposes.

Our products, including but not limited to unmanned vehicles, aerial targets, UAS and ballistic missile targets, and hypersonic systems, are extremely complex and must operate successfully with complex products from other vendors. Despite testing, our products have contained defects and errors and may in the future contain defects or errors, or experience performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, diversion of our personnel's attention from our product development efforts, exposure to liability for damages, damaged customer relationships, and harm to our reputation, any of which could materially harm our results of operations. In addition, increased development and warranty costs could be substantial and could reduce our operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to lawsuits against us, result in injury, death, or property damage, and significantly damage our reputation and support for our products in general.

Although we maintain insurance policies, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition, and results of operations.

Due to the volatile and flammable nature of certain components of our products and equipment, fires or explosions may disrupt our business or cause significant injuries, which could adversely affect our financial results.

The development and manufacture of certain of our products involves the handling of a variety of explosive and flammable materials as well as high power equipment. From time to time, these activities may result in incidents that could cause us to temporarily shut down or otherwise disrupt some manufacturing processes, causing production delays and resulting in liability for workplace injuries and/or fatalities. We have safety and loss prevention programs that require detailed reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. However, we cannot ensure that we will not experience such incidents in the future or that any such incidents will not result in production delays or otherwise have a material adverse effect on our business or financial condition. In addition, our microwave electronics business, which is based in Israel, may suffer disruption or damage from acts of terrorism, or other conflicts in that geographic region.

Our financial results may vary significantly from quarter to quarter.

We expect our revenue and operating results to vary from quarter to quarter. Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. We may also incur additional expenses when contracts are terminated or expire or are not renewed.

In addition, payments due to us from our customers may be delayed due to billing cycles or as a result of failures of government budgets to gain congressional and administration approval in a timely manner. The U.S. Government's fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, our customers may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue in the fourth quarter of the federal fiscal year or the first quarter of the subsequent federal fiscal year. The U.S. Government's fiscal year end can also trigger increased purchase requests from customers for equipment and materials. Any increased purchase requests we receive as a result of the U.S. Government's fiscal year end would serve to increase our third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

Additional factors that may cause our financial results to fluctuate from quarter to quarter include those addressed elsewhere in this Item 1A "Risk Factors" and the following factors, among others:

- the terms of customer contracts that affect the timing of revenue recognition;
- variability in demand for our services and solutions;
- commencement, completion or termination of contracts during any particular quarter;
- timing of shipments and product deliveries;
- timing of award or performance incentive fee notices;
- timing of significant bid and proposal costs;
- the costs of remediating unknown defects, errors or performance problems of our product offerings;
- variable purchasing patterns under GSA contracts, GWACs, blanket purchase agreements and other IDIQ contracts;
- restrictions on and delays related to the export of defense articles and services;

- costs related to government inquiries;
- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;
- strategic investments or changes in business strategy;
- the ability of certain of our commercial based customers to raise adequate capital to fund early stage commercial initiatives;
- changes in the extent to which we use subcontractors;
- seasonal fluctuations in our staff utilization rates;
- changes in our effective tax rate, including changes in our judgment as to the necessity of the valuation allowance recorded against our deferred tax assets; and
- the length of sales cycles.

Significant fluctuations in our operating results for a particular quarter could cause us to fall out of compliance with the financial covenants related to our debt which, if not waived, could restrict our access to capital and cause us to take extreme measures to pay down the debt, if any, under our five-year $200 million Revolving Credit Facility and five-year $200 million Term Loan A entered into on February 18, 2022 (collectively, the "2022 Credit Facility"). In addition, fluctuations in our financial results could cause our stock price to decline. See the risks and uncertainties related to our ability to raise additional capital below in *"We may need additional capital to fund the growth of our business, and financing may not be available on favorable terms or at all."*

Our margins and operating results may suffer if we experience unfavorable changes in the proportion of cost-plus-fee or fixed-price contracts in our total contract mix.

Although fixed-price contracts entail a greater risk of a reduced profit or financial loss on a contract compared to other types of contracts we enter into, fixed-price contracts typically provide higher profit opportunities because we may be able to benefit from cost savings and operating efficiencies. In contrast, cost-plus-fee contracts are subject to statutory limits on profit margins and generally are the least profitable of our contract types. Our U.S. Government customers typically determine what type of contract we enter into. Cost-plus-fee and fixed-price contracts in our federal business accounted for approximately 37% and 60%, respectively, of our federal business revenues for the year ended December 29, 2024. To the extent that we enter into more cost-plus-fee or less fixed-price contracts in proportion to our total contract mix in the future, our margins and operating results may suffer. Our operating results may also suffer to the extent we have a contract mix that is focused on developmental projects, which are typically at lower profit margins as compared to margins on production projects.

Cost overruns on our contracts could subject us to losses, decrease our operating margins and adversely affect our future business.

Fixed-price contracts (including both government and commercial contracts) represented approximately 69% of our revenue for the fiscal year ended December 29, 2024. If we fail to anticipate technical problems, estimate costs accurately or control costs during our performance of fixed-price contracts, then we may incur losses on these contracts because we absorb any costs in excess of the fixed price. In addition, under fixed-price contracts, we are required to absorb any unanticipated costs resulting from inflation, including increases in costs of materials and labor. Under cost-plus-fee contracts, if costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, then we may not be able to obtain reimbursement for all such costs. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Because many of our contracts involve advanced designs and innovative technologies, we may experience unforeseen technological difficulties and cost overruns. Under each type of contract, if we are unable to control the costs we incur in performing under the contract, then our financial condition and results of operations could be materially adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Our cash flow and profitability could be reduced if expenditures are incurred prior to the final receipt of a contract.

We provide various professional services, specialized products, and sometimes procure equipment and materials on behalf of our customers under various contractual arrangements. From time to time, in order to ensure that we satisfy our customers' delivery requirements and schedules, we may elect to initiate procurement and production in advance of receiving a contract award, or final authorization from the government customer or a prime contractor. In addition, from time to time, we may build production units such as unmanned aerial vehicles in advance of receiving an anticipated contract award. In addition, to mitigate the impact of increasing material costs, we may procure larger lots of materials in advance to obtain larger quantity purchase discounted pricing. These actions that we may take to procure materials and/or commence production in advance of contract award require use of our working capital resources which impact our near-term operating cash flows. If our government or prime contractor customer's requirements should change or if the government or the prime contractor should direct the anticipated procurement to another contractor, or if the anticipated contract award does not materialize, or if the equipment or materials become obsolete or require modification before we are under contract for the procurement, our investment in the equipment or materials might be at risk if we cannot efficiently resell them. This could reduce anticipated earnings or result in a loss, negatively affecting our cash flow and profitability.

If we fail to respond to commercial industry cycles in terms of our cost structure, manufacturing capacity, and/or personnel needs, our business could be seriously harmed.

The timing, length, and severity of the up-and-down cycles in the commercial and defense industries are difficult to predict. This cyclical nature of the industries in which we operate affects our ability to accurately predict future revenue, and in some cases, future expense levels. During down cycles in our industry, the financial results of our customers may be negatively impacted, which could result not only in a decrease in orders but also a weakening of their financial condition that could impair our ability to recognize revenue or to collect on outstanding receivables. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for us to remain competitive and financially sound. We must be in a position to adjust our cost and expense structure to reflect prevailing market conditions and to continue to motivate and retain our key employees. If we fail to respond to fluctuating market conditions our business could be seriously harmed. In addition, during periods of rapid growth, we must be able to increase engineering and manufacturing capacity and personnel to meet customer demand. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. Each of these factors could adversely impact our operating results and financial condition.

We face significant risks in the management of our inventory, and failure to effectively manage our inventory levels may result in product recalls or supply imbalances that could harm our business.

We maintain a variety of parts and components in inventory to allow us to customize our products for specific customer requirements, which parts are subject to obsolescence and expiration. Due to the long-lead time for obtaining certain product components and the manufacturing cycles, we need to make forecasts of demand and commit significant resources towards manufacturing our products. As such, we are subject to significant risks in managing the inventory needs of our business during the year, including estimating the appropriate demand for our products. In addition, as a result of recent disruptions in supply chain for certain materials and parts, we have been making advanced inventory purchases in an attempt to mitigate the impact of these disruptions, which has resulted in an increase in inventory levels and has required use of our working capital. Should orders and market conditions differ significantly from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand and/or additional charges for excess purchase commitments as a result of future changes in our sales forecasts or customer orders, which could have a negative impact on our business, financial condition, and results of operations.

We have incurred and may continue to incur goodwill impairment charges in our reporting entities, which could harm our profitability.

As of December 29, 2024, goodwill represented approximately 29% of our total assets. We test for impairment annually. If impairment testing indicates that the carrying value of a reporting unit exceeds its fair value, the goodwill of the reporting unit is deemed impaired. Accordingly, an impairment charge would be recognized for that reporting unit in the period identified.

We test goodwill for impairment by performing a qualitative assessment or using a two-step impairment process. If we choose to perform a qualitative assessment and determine it is more likely than not that an impairment may exist, the two-step impairment process is then performed. For operations where the two-step process is used, the identification and measurement of impairment involves the estimation of the fair value of reporting units. If the fair value is determined to be less than the carrying value, a second step is performed to determine the amount of the impairment. Accounting for impairment contains uncertainty because management must make judgments in determining appropriate assumptions to be used in the measurement of fair value. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions, among other things.

Given the current market conditions and continued economic uncertainty in the U.S. defense industry, including sequestration and issues surrounding the national debt ceiling and inflationary impacts to certain of our businesses, our future revenues, profits and cash flows could be substantially lower than our current projections. Market conditions, including increased price competitiveness specifically in the government services space, and procurements awarded on an LPTA rather than a best value basis, can significantly impact our projections. In addition, our ability to penetrate new international markets could also impact our current projections. Additional market factors could impact our projections and our ability to successfully

develop new products and platforms. For example, our US reporting unit forecasts include the successful completion of certain performance criteria on new unmanned systems platforms, and acceptance of new unmanned systems platforms on a technical basis as well as from a political and government budgetary standpoint, including the assumption that products we have developed or will develop will become programs of record. In addition, market-based inputs to the calculations in the impairment test, such as weighted average cost of capital, and market multiples, could also be negatively impacted. Such circumstances may result in the future deterioration of the fair value of our reporting units and an impairment of our goodwill. Due to continual changes in market and general business conditions, we cannot predict whether, and to what extent, our goodwill and long-lived intangible assets may be impaired in future periods. Any resulting impairment loss could harm our profitability and financial condition.

Failure to properly manage projects may result in additional costs or claims.

Our engagements often involve large scale, highly complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our customers and to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. Any defects or errors or failure to meet customers' expectations could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes or omissions in rendering services to our customers. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. In addition, in certain instances, we guarantee customers that we will complete a project by a scheduled date. If the project experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed revenues realized from a project. Finally, if we underestimate the resources or time we need to complete a project with capped or fixed fees, our operating results could be adversely affected.

We use estimates when accounting for contracts, and any changes in such estimates could have an adverse effect on our profitability and our overall financial performance.

When agreeing to contractual terms, our management makes assumptions and projections about future conditions and events, many of which extend over long periods. These projections assess the productivity and availability of labor, complexity of the work to be performed, cost and availability of materials, impact of delayed performance and timing of product deliveries. Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For example, assumptions are made regarding the length of time to complete a contract since costs also include expected increases in wages, prices for materials and allocated fixed costs. Similarly, assumptions are made regarding the future impact of our efficiency initiatives and cost reduction efforts. Incentives, awards or penalties related to performance on contracts are considered in estimating revenue and profit rates and are recorded when there is sufficient information to assess anticipated performance. Suppliers' assertions are also assessed and considered in estimating costs and profit rates.

Because of the significance of the judgment and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have a material adverse effect upon the profitability of one or more of the affected contracts, future period financial reporting and performance.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited. We may be required to record valuation allowances on our net operating loss carryforwards in future periods which could adversely impact our profitability and financial condition.

Federal and state income tax laws impose restrictions on the utilization of net operating loss ("NOL") and tax credit carryforwards in the event that an "ownership change" occurs for tax purposes, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. We believe we underwent an ownership change in March 2010 that limited the Company's federal annual utilization of NOL carryforwards. If the entire limitation amount is not utilized in a year, the excess can be carried forward and utilized in future years. For the year ended December 29, 2024, there was no impact of such limitations on the income tax provision since the amount of taxable income did not exceed the cumulative annual limitation amount. In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could also cause an "ownership change." If and when any other "ownership change" occurs, utilization of the NOL or other tax attributes may be further limited.

Given the current market conditions and continued economic uncertainty in the U.S. defense industry and issues surrounding the national debt ceiling impacts to certain of our businesses, including disruptions in supply chain and inflationary impacts, our future revenues, profits, cash flows, and taxable income could be substantially lower than our then-current projections. Market conditions, including increased price competitiveness specifically in the government services space, and procurements awarded on an LPTA rather than a best value basis, can significantly impact our projections. In addition, our ability to penetrate new international markets could also impact our current projections. Additional market factors could impact our projections and our ability to successfully develop new products and platforms. For example, our US reporting unit forecasts include the successful completion of certain performance criteria on new unmanned systems platforms, and acceptance of new unmanned systems platforms on a technical basis as well as from a political and government budgetary standpoint. In addition, reforms or changes to current tax regulations could impact the future utilization of our NOLs. Such circumstances may result in the expiration of our NOLs before we are able to utilize them, which could result in a requirement to record valuation allowances. Due to continual changes in market and general business conditions, we cannot predict whether, and to what extent, a valuation allowance may be required in future periods.

We expect to incur substantial research and development costs and devote significant resources to identifying and developing new products and services, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new products and services and enhance existing products. We spent $40.3 million, or 3.5% of our total revenue, in our fiscal year ended December 29, 2024 on internally funded research and development activities. We believe that there are significant investment opportunities in a number of business areas. Because we account for research and development as an operating expense, these expenditures will adversely affect our earnings. Further, our research and development programs may not produce successful results, and our new products and services may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

Risks Related to Our Operations

Our operations expose us to risks associated with pandemics, epidemics or other public health emergencies.

A pandemic or other epidemic or public health emergency, poses the risk that we or our employees, suppliers and other partners may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. For example, the COVID-19 pandemic and subsequent mitigation measures had an adverse impact on global economic conditions which had, and could continue to have an adverse effect on our business and financial condition. The extent to which the lingering impacts of the COVID-19 pandemic, or any other outbreak of an epidemic disease, impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

Pandemics, epidemics and other public health emergencies may have negative impacts on certain of our operations, including employee absenteeism, our supply chain, vendors, transportation networks and customers, which may reduce certain of our sales and our margins, including as a result of preventative and precautionary measures that we, our suppliers, other businesses and governments have taken or may take.

We may need additional capital to fund the growth of our business, and financing may not be available on favorable terms or at all.

We currently anticipate that our available capital resources, amounts available under our Credit Agreement (as defined below in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "2022 Credit Facility") and operating cash flow will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months. However, these resources may not be sufficient to fund the long-term growth of our business, especially in the event that we are awarded future multiple sizable production awards related to our tactical drone programs or in the event we are awarded future multiple sizable production awards related to our turbine technologies and rocket motor businesses, each of which will require significant amounts of working capital to fund such growth. If we determine that it is necessary to raise additional funds, either through an expansion or refinancing of our Credit Agreement or through public or private debt offerings or additional public or private equity financings, additional financing may not be available on terms favorable to us, or at all. Disruptions in the capital and credit markets could adversely affect our ability to access these markets. Limitations on our ability to borrow contained in our Credit Agreement may limit our access to capital, and we could fall out of compliance with financial and other covenants contained in our Credit Agreement which, if not waived,

would restrict our access to capital and could require us to pay down any then-existing debt under the Credit Agreement. Our lenders may not agree to extend additional or continuing credit under our Credit Agreement or waive restrictions on our access to capital. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of available opportunities, develop new products or otherwise respond to competitive pressures and our business, operating results or financial condition could be materially adversely affected.

Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant amount of cash and investments. We adhere to an investment policy set by our board of directors which aims to preserve our financial assets, maintain adequate liquidity and maximize returns. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our deposits are accurately reflected in our Consolidated Financial Statements as of December 29, 2024. We currently invest the majority of our cash in institutional U.S. money market funds, institutional U.S. treasury money market funds, U.S. treasuries, and U.S. government agency securities, in depository accounts with large financial institutions, and in depository accounts with large global financial institutions for those cash balances that are held by our foreign subsidiaries, the performance of which are subject to additional market risks related to their respective issuers and those global financial institutions. Nearly all of our cash and bank deposits are not insured by the Federal Deposit Insurance Corporation. Therefore, our cash and any bank deposits that we now hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity. In the future, should we determine that there is a decline in value of any of our portfolio securities which is not temporary in nature, this would result in a loss being recognized in our Consolidated Financial Statements.

Past acquisitions and future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.

We have in the past and may, in the future, acquire additional businesses that we believe could complement or expand our business or increase our customer base. Whether we realize the anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the operations of the acquired business, the performance of the underlying product and service portfolio, and the performance of the management team and other personnel of the acquired operations. Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Realizing the benefits of acquisitions depends in part on the integration of operations and personnel. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

- our inability to achieve the operating synergies anticipated in the acquisitions;
- diversion of management attention from ongoing business concerns to integration matters;
- difficulties in consolidating and rationalizing IT platforms and administrative infrastructures;
- complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations where management may determine consolidation is desirable;
- difficulties in integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality customer service;
- difficulties or delays in transitioning U.S. Government contracts pursuant to federal acquisition regulations;
- challenges in demonstrating to customers of Kratos and to customers of acquired businesses that the acquisition will not result in adverse changes in customer service standards or business focus;
- possible cash flow interruption or loss of revenue as a result of change of ownership transitional matters; and
- inability to generate sufficient revenue to offset acquisition costs.

Acquired businesses may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition, including cyber and other security vulnerabilities. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the U.S. Government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairment in the future that could harm our financial results. In addition, if we finance acquisitions by issuing debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. Acquisitions and/or the related equity financings could also impact our ability to utilize our NOL carryforwards. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. Acquisitions frequently involve benefits related to integration of operations. The failure to successfully integrate the operations or to otherwise realize any of the anticipated benefits of the acquisition could seriously harm our financial condition and results of operations. While we believe that we have established appropriate and adequate procedures and processes to mitigate these risks, there is no assurance that these transactions will be successful.

We also evaluate from time to time the potential disposition of assets or business that may no longer meet our growth, return and/or strategic objectives. Divestitures have inherent risks, including the possibility that any anticipated sale will be delayed or will not occur, the potential failure to realize the perceived strategic or financial merits of the divestment, difficulties in the separation of operations, services, information technology, products and personnel, unexpected costs associated with such separation, diversion of management's attention from other business concerns and potential post-closing claims for alleged breaches of related agreements, indemnification or other disputes. A failure to successfully complete a disposition or to otherwise realize any of the anticipated benefits of a disposition could seriously harm our financial condition and results of operations.

If we are unable to manage our growth, our business and financial results could suffer.

Sustaining our growth has placed significant demands on our management, as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. Additionally, our future financial results depend in part on our ability to profitably manage our growth on a combined basis with the businesses we have acquired and those we may acquire in the future. If we are unable to manage our growth while maintaining our quality of service and profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

We may need to invest in new information technology systems and infrastructure to scale our operations.

We may need to adopt new information technology systems and infrastructure to scale our business and obtain the synergies from prior and future acquisitions. Our information technology and business systems and infrastructure could create product development or production work stoppages, unnecessarily increase our inventory, negatively impact product delivery times and quality, and increase our compliance costs. Failure to invest in newer information technology and business systems and infrastructure may lead to operational inefficiencies and increased compliance costs and risks. In addition, an inability to maximize the utility and benefit of our current information technology and business tools could impact our ability to meet cost reduction and planned efficiency and operational improvement goals.

The loss of any member of our senior management could impair our relationships with U.S. Government customers and disrupt the management of our business.

We believe that the success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with U.S. Government personnel contribute to our ability to maintain strong customer relationships and to identify new business opportunities. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good customer relations and to otherwise manage our business.

If we fail to attract and retain skilled employees or employees with the necessary National Security clearances, we might not be able to perform under our contracts or win new business.

The growth of our business and revenue depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who have advanced technical and/or engineering skills. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. In addition, certain U.S. Government contracts require us, and some of our employees, to maintain National Security clearances. Obtaining and maintaining National Security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold National Security clearances. Further, some of our contracts contain provisions requiring us to staff an engagement with personnel that the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract. As a result, if we are unable to recruit and retain a sufficient number of qualified employees, we may lose revenue and our ability to maintain and grow our business could be limited.

Moreover, in a tight labor market our direct labor costs could increase or we may be required to engage large numbers of subcontractor personnel, which could cause our profit margins to suffer. Conversely, if we maintain or increase our staffing levels in anticipation of one or more projects and the projects are delayed, reduced or terminated, we may underutilize the additional personnel, which would increase our general and administrative expenses, reduce our earnings and possibly harm our results of operations.

We are subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to perform on classified contracts for the U.S. Government.

A facility security clearance is required for a company to perform on classified contracts for the DoD and certain other agencies of the U.S. Government. Security clearances are subject to regulations and requirements including the National Industrial Security Program Operating Manual ("NISPOM"), which specifies the requirements for the protection of classified information released or disclosed in connection with classified U.S. Government contracts.

We require certain facility and personnel security clearances to perform our classified U.S. Government related business. As such, we must comply with the requirements of the NISPOM and any other applicable U.S. Government industrial security regulations. If we were to violate the terms and requirements of the NISPOM or any other applicable U.S. Government industrial security regulations (which apply to us under the terms of classified contracts), any of our cleared facilities could lose its facility security clearance. We cannot be certain that we will be able to maintain our facility security clearances. If for some reason one or more of our facility security clearances is invalidated or terminated, we would not be able to continue to perform on classified contracts at that facility and would not be able to enter into new classified contracts, which could adversely affect our revenues. Failure to comply with the NISPOM or other security requirements may subject us to civil or criminal penalties, loss of access to classified information, loss of a U.S. Government contract, or potentially debarment as a government contractor.

We are subject to the DoD CMMC requirement issued by the Pentagon which may limit our ability to bid and win projects. The cost for the DoD CMMC requirement may be significant.

The Pentagon, on January 31, 2020, released the official version of its unified Cybersecurity standard that all contractors must meet by 2026. This standard, the CMMC, will apply to any company that does business with the DoD. CMMC will also apply to subcontractors as well as prime contractors. CMMC borrows heavily from the existing NIST Cybersecurity Framework, and intends to rely heavily on a CMMC accrediting body up and running, companies will be able to apply for certification through a portal run by the accrediting body. The CMMC certification will be good for three years; with it, companies will be able to bid on contracts across the DoD and military services. In December 2020, the DoD disclosed the first seven contracts that are likely to be the initial test cases for the first "pathfinder" solicitations mandating CMMC. It is expected to take until 2026 to bring all contractors into compliance, since five years is the typical duration of a government contract. Contractors are required to flow the CMMC requirements down to all subcontracts except those for Commercial Off the Shelf (COTS) items. Additionally, a contractor may not award a subcontract unless the subcontractor has a current assessment in the Supplier Performance Risk System (SPRS). Because contractors only have access to their own information, contractors may need to rely on certifications from subcontractors for this requirement.

As initially envisioned under CMMC, there would be five levels of CMMC certification and contractors would no longer "self-attest" they meet a given standard. Instead, Pentagon approved third parties will assess each company, at the company's expense. There will be no fines for non-compliance, however contractors will not be able to be awarded new contracts that require a particular level of certification without the required certification.

Under the CMMC 2.0 Model announced on July 17, 2021, there will be three levels of certification, Level 1 through Level 3, with contractors able to self-attest for Level 1. The new certification will not be required for existing contracts already signed, only on new contracts and potentially, to modification of existing contracts. CMMC 2.0 will allow for so-called plans of action and milestones, which will allow companies to document controls they are not fully implementing yet. The plans of action are required to state the means by which companies expect to reach full compliance, which are required to be completed within 180 days. Another change includes the requirement for senior company officials to self-certify and submit attestations of compliance. If there is a breach but a company certified its compliance with the security standards, a company could be open to False Claims Act lawsuits. The final change in the draft CMMC 2.0 requires cloud computing services used by the government contractor to be certified through the FedRAMP authorization process in accordance with DoD security requirements. Proposed final CMMC rules were issued by the DoD on December 26, 2023, with a public comment period that ended on February 26, 2024. The final rules were released October 15, 2024 and became effective on December 16, 2024, with audits expected to begin by January 2, 2025.

We may be unable to bid on new contract awards or on follow-on awards for existing work, depending on the level of standard as required for each solicitation, which could adversely impact our revenues, operating margins and cash flows. The cost to comply with the new CMMC requirement has been significant and may increase. Further, we may be negatively impacted by our subcontractors if they are not compliant with these requirements.

Cybersecurity breaches or disruptions of our information technology systems could negatively impact our operations.

We utilize our information technology systems to process, transmit and store electronic information. Some of these systems are managed by outside vendors. We use these systems to manage and support critical business activities as well as collect and store sensitive data, including confidential business information and personal data. These systems may be susceptible to security breaches, damage, disruptions or shutdowns due to attacks from hackers, criminals, malicious insiders, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication failures, catastrophes or other unforeseen events. In addition, security breaches of our systems could result in the misappropriation or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers, suppliers, or other third parties. Any such events could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal claims or proceedings that could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents can be caused by human error from our workforce or that of our third-party service providers, by malicious third parties, acting alone or in groups, or by more sophisticated organizations, including nation-states and state-sponsored organizations. Such risks may be elevated in connection with geopolitical tensions, including the Russia-Ukraine war. Certain unauthorized parties may have in the past managed, and may in the future manage, to overcome our security measures and those of our third-party service providers to access and misuse systems and software by exploiting defects in design or manufacture, including bugs, vulnerabilities and other problems that unexpectedly compromise the security or operation of a product or system. Further, malicious third parties have in the past attempted, and may in the future attempt, to fraudulently induce our employees or users of our products, services or solutions to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics, and this risk is heightened in our current hybrid model working environment. Malicious actors may engage in fraudulent or abusive activities through our products, services and solutions, including unauthorized use of accounts through stolen credentials, use of stolen credit cards or other payment vehicles, failure to pay for services accessed, or other activities that violate our terms of service. While we actively combat such fraudulent activities, we have experienced, and may in the future experience, impacts to our revenue from such activities. Further, unauthorized parties may also gain physical access to our facilities and infiltrate our information systems or attempt to gain logical access to our products, services or information systems to access content and data. The loss of or unauthorized access to data, such as resulting from computer viruses, worms, ransomware or other malware may harm our systems, expose us to litigation or regulatory investigation and subject us to costly and time-intensive notification requirements.

Our operations expose us to the risk of material environmental liabilities.

We are subject to various U.S. federal, state, local and non-U.S. laws and regulations related to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as well as third-party claims for property damage or personal injury, if we were to violate or become liable under environmental laws or regulations. In some cases, we may be subject to such costs due to environmental impacts attributable to our current or past manufacturing operations or the operations of companies we have acquired. In other cases, we may become subject to such costs due to an indemnification agreement between us and a third party relating to such environmental liabilities. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation requirements could result in additional costs.

Risks Related to Our International Operations

Revenues derived from our international business could be subject to global economic downturn and hardship.

Our international business represents 20% of our total revenue for the year ended December 29, 2024, which may be impacted by changes in foreign national priorities and government budgets and may be further impacted by global economic conditions and fluctuations in foreign currency exchange rates. Continued international economic uncertainty and reductions in consumer spending may result in reductions in our revenue.

Additionally, disruptions in international credit markets may materially limit consumer credit availability and restrict credit availability of our customers. Any reduction in international sales of our solutions resulting from reductions in consumer spending or continued disruption in the availability of credit to retailers or consumers, could materially and adversely affect our business, results of operations and financial condition.

Changes in foreign tax laws and regulations could expose us to additional tax liabilities and could adversely affect our financial results.

Several countries around the world have enacted or proposed changes to their existing tax laws based on the Organization for Economic Co-operation and Development's Base Erosion and Profit Shifting 2.0 project. As each country in which we operate evaluates their alignment with the recommendations and enacts their own tax rules, the ultimate impact of any such changes on our effective tax rate remains uncertain. However, any such changes to foreign tax laws could harm our results of operations and financial condition.

Our international business exposes us to additional risks.

Our operations outside of the U.S. are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs, including those related to:

- foreign currency exchange rate fluctuations, potentially reducing the U.S. dollars we receive for sales denominated in foreign currency or reducing our profits when we pay for materials, subcontractors and payroll denominated in foreign currency;
- the possibility that unfriendly nations or groups could boycott our products or solutions;
- political conditions in the markets in which we operate;
- the escalation or continuation of armed conflict, hostilities or economic sanctions between countries or regions, including the current armed conflicts in Ukraine and in the Middle East;
- potential increased costs associated with overlapping tax structures;
- import-export control, including the imposition of tariffs, embargoes, export controls and other trade restrictions;
- the ability to obtain required U.S. Government agency issued export licenses to ship our product overseas;
- more limited protection for intellectual property rights in some countries;
- difficulties and costs associated with staffing and managing foreign operations;
- unexpected changes in regulatory requirements;
- the difficulties of compliance with a wide variety of foreign laws and regulations;
- longer accounts receivable cycles in certain foreign countries, whether due to cultural differences, exchange rate fluctuation or other factors;
- technology and data transfer restrictions;
- changes to our distribution networks;
- our employees; and
- war and terrorist events, including impacts to our international operations such as our microwave electronics business which has primary operations based in Israel.

These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition. For example, we are subject to compliance with the Foreign Corrupt Practices Act and other similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees and agents are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. The occurrence or allegation of these types of risks may adversely affect our business, performance, prospects, value, financial condition, and results of operations. In addition, our international contracts may include industrial cooperation agreements requiring specific in-country purchases, investments, manufacturing agreements or other financial obligations, known as offset obligations, and provide for penalties if we fail to meet such requirements. In addition, due to the nature of our products, we must obtain licenses and authorizations from various U.S. Government agencies before selling our products outside of the U.S. Our ability to obtain these licenses and authorizations timely or at all is subject to risks and uncertainties, including changing U.S. Government policies or laws or delays in Congressional action due to geopolitical and other factors. The impact of these factors is difficult to predict, but one or more of them could adversely affect our financial position, results of operations, or cash flows.

Violations of the International Traffic in Arms Regulations ("ITAR") or other applicable trade compliance regulations could result in significant sanctions including fines, more onerous compliance requirements and debarments from export privileges or loss of authorizations needed to conduct aspects of our international business. A violation of ITAR or other applicable trade regulations could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Long-Term Borrowings

We have substantial long-term borrowings, which could adversely affect our cash flow, financial condition and business.

As of December 29, 2024, we had approximately $174.6 million of long-term borrowings outstanding, which is net of $0.4 million of unamortized debt issuance costs. As a result of this indebtedness, our interest payment obligations are significant, and are subject to fluctuate as the interest rate is floating with SOFR (the "Secured Overnight Financing Rate"). The degree to which we are leveraged could have adverse effects on our business, including the following:

- it may limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- it may require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- it may restrict us from making strategic acquisitions or exploiting business opportunities;
- it may place us at a competitive disadvantage compared to our competitors that have less debt;
- it may limit our ability to borrow additional funds; and
- it may decrease our ability to compete effectively or operate successfully under adverse economic and industry conditions.

Our level of long-term borrowings increases the risk that we may default on our debt obligations. We may be unable to generate sufficient cash flow to pay the interest on our debt and to make the scheduled mandatory quarterly payments. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, reducing internal investments in research and development efforts, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. These alternative strategies may not be affected on satisfactory terms, if at all, and they may not yield sufficient funds to make required payments on our indebtedness.

If, for any reason, we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow our creditors at that time to declare certain outstanding indebtedness to be due and payable. If the amounts outstanding under any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full the money owed to the lenders or to our other debt holders.

We and our subsidiaries may incur more debt, which may increase the risks associated with our leverage, including our ability to service our indebtedness.

The agreements governing our debt permit us, under some circumstances, to incur certain additional indebtedness or obligations. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our leverage described above, including our possible inability to service our debt, would increase.

Changes in our credit metrics or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

Macroeconomic conditions, such as increased volatility or disruption in the credit markets, and the current high levels of inflation and interest rates, could adversely affect our ability to refinance existing debt or obtain additional financing at terms satisfactory to us, if at all, thereby affecting our resources to support operations or to fund new initiatives. In addition, if our credit metrics decline, borrowing costs for future long-term debt or short-term credit facilities may increase and our financing options, including our access to the unsecured credit market, could be limited. We may also be subject to restrictive covenants that would reduce our flexibility.

A portion of our business is conducted through foreign subsidiaries, and the failure to generate sufficient cash flow from these subsidiaries, or otherwise repatriate or receive cash from these subsidiaries, could result in our inability to repay our indebtedness.

As of December 29, 2024, approximately 11% of our consolidated assets, based on book value, and 13% of our total revenues for the year ended December 29, 2024, were attributable to foreign subsidiaries, which do not guarantee our indebtedness. Our ability to meet our debt service obligations with cash from foreign subsidiaries will depend upon the results

of operations of these subsidiaries and may be subject to legal, contractual or other restrictions and other business considerations. In addition, dividend and interest payments to us from the foreign subsidiaries may be subject to foreign withholding taxes, which would reduce the amount of funds we receive from such foreign subsidiaries. Therefore, to the extent that we must use cash generated in foreign jurisdictions to make principal or interest payments on our debt, there may be a cost associated with repatriating the cash to the U.S. Dividends and other distributions from our foreign subsidiaries may also be subject to fluctuations in currency exchange rates and legal and other restrictions on repatriation, which could further reduce the amount of funds we receive from such foreign subsidiaries.

The agreements governing our debt impose significant operating and financial restrictions on us and our subsidiaries that may prevent us and our subsidiaries from pursuing certain business opportunities and restrict our ability to operate our business.

Our Credit Agreement subjects us, and our subsidiaries, to several financial and other restrictive covenants, including limitations on liens or indebtedness, payment of dividends, transactions with affiliates, and mergers, sales or other dispositions of our assets.

Our Credit Agreement also requires us to comply with specified financial ratios, including a Total Net Leverage Ratio (as defined in the Credit Agreement) and an Interest Coverage Ratio (as defined in the Credit Agreement) which are required to be maintained until all amounts outstanding have been paid in full and all letters of credit have expired or have been terminated under the Credit Agreement. Many factors, including events beyond our control, may affect our ability to comply with these covenants and financial ratios. We cannot be sure we will meet our debt-related obligations or that lenders will waive any failure to meet those obligations. Any failure to meet those debt-related obligations could result in an event of default under our indebtedness and the acceleration of such indebtedness.

The restrictions contained in our Credit Agreement could also limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance operations, enter into acquisitions or to engage in other business activities that would be in the Company's interest.

The discontinuance of LIBOR and the replacement of LIBOR with an alternative reference rate may adversely affect our borrowing costs and could impact our business and results of operations.

Interest rates under our Credit Agreement are based partly on Term SOFR. Interest rates under any other loan or commercial agreements may be based partly on LIBOR, the London interbank offered rate, which is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. On July 27, 2017, the United Kingdom's Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. The FCA and LIBOR's administrator, ICE Benchmark Administration, have since announced that most LIBOR settings will no longer be published after the end of 2021 but that the most widely used U.S. dollar LIBOR settings (i.e., rates for the calculation of one, three and six month LIBOR) will continue to be published until June 30, 2023. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United States or elsewhere. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates under agreements that utilize LIBOR. Further, we may need to renegotiate any agreements that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established. If a contract is not transitioned to an alternative variable rate and LIBOR is discontinued, the impact is likely to vary by contract.

Our usage of Term SOFR and other metrics based on SOFR in our Credit Agreement and other agreements governing our indebtedness may expose us to additional risks due to SOFR's limited market history and our limited experience using SOFR as a reference rate. SOFR is a relatively new reference rate, as the publication of SOFR began in April 2019. The future performance of Term SOFR cannot be predicted based on the limited historical performance. Since the initial publication of SOFR, changes in SOFR have, on occasion, been more volatile than changes in other benchmark or market rates, such as USD-LIBOR. As a result, the amount of interest we may pay on our Credit Agreement and other agreements governing our indebtedness is difficult to predict. Furthermore, we and other market participants have less experience understanding and modeling SOFR-based assets and liabilities than LIBOR-based assets and liabilities, increasing the difficulty of investing, hedging, and risk management.

Risks Related to Our Intellectual Property

We may be unable to protect our intellectual property rights.

We rely on a combination of patents, trademarks, copyrights, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will remain valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing on our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

Disclosure of trade secrets could cause harm to our business.

We attempt to protect our trade secrets by entering into confidentiality and intellectual property assignment agreements with third parties, our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, others may independently discover our trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Any litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and solutions to our customers infringe upon intellectual property rights of such employees or third parties. Our employees develop some of the software and other forms of intellectual property that we use to provide our services and solutions to our customers, but we also license technology from other vendors. If our employees, vendors, or other third parties assert claims that we or our customers are infringing on their intellectual property rights, we could incur substantial costs to defend those claims. If any such infringement claims were ultimately successful, we could be required to cease selling or using products or services that incorporate the challenged software or technology, obtain a license or additional licenses from our employees, vendors, or other third parties, or redesign our products and services that rely on the challenged software or technology.

Risks Related to Regulatory, Environmental and Legal Issues

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. Government contracts, which affect how we do business with our customers, prime contractors, subcontractors and vendors and may impose added costs on us. New regulations or procurement requirements (including, for example, regulations regarding counterfeit and corrupt parts, supply chain diligence and cybersecurity) or changes to current requirements could increase our costs and risk of non-compliance. Our role as a contractor to agencies and departments of the U.S. Government results in our being routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with organizational conflicts of interest, procurement integrity, bid integrity and claim presentation, among others. These investigations may be conducted without our knowledge. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings, and we could face civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. Government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not true. If our reputation or relationship with U.S. Government agencies were impaired, or if the U.S. Government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating profit would decline.

Our contracts and administrative processes and systems are subject to audits and cost adjustments by the U.S. Government, which could reduce our revenue, disrupt our business or otherwise adversely affect our results of operations.

U.S. Government agencies, including the Defense Contract Audit Agency ("DCAA"), routinely audit and investigate government contracts and government contractors' administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. They may also review the adequacy of our compliance with government standards for our accounting and management of internal control systems, including our control environment and overall accounting system; general IT system; budget and planning system; purchasing system; material management and accounting system; compensation system; labor system; indirect and other direct costs system; billing system; and estimating system used for pricing on government contracts. Both contractors and the U.S. Government agencies conducting these audits and reviews have come under increased scrutiny. Recent audits and reviews have become more rigorous, and the standards to which contractors are being held are being more strictly interpreted, increasing the likelihood of an audit or review resulting in an adverse outcome.

A finding of significant control deficiencies in our system audits or other reviews can result in decremented billing rates to our U.S. Government customers until the control deficiencies are corrected and our corrections are accepted by Defense Contract Management Agency ("DCMA"). Government audits and reviews may conclude that our practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds. Our receipt of adverse audit findings or the failure to obtain an "approved" determination of our various accounting and management internal control systems, including changes to our indirect cost and direct labor estimating systems, from the responsible U.S. Government agency could significantly and adversely affect our business, including our ability to bid on new contracts and our competitive position in the bidding process. A determination of non-compliance with applicable contracting and procurement laws, regulations and standards could also result in the U.S. Government imposing penalties and sanctions against us, including withholding of payments, suspension of payments and increased government scrutiny that could delay or adversely affect our ability to invoice and receive timely payment on contracts, perform contracts or compete for contracts with the U.S. Government.

We have submitted incurred cost claims through fiscal year 2023. The Government has provided fiscal year 2023 final rate agreement letters for certain Kratos entities and is currently auditing the fiscal year 2023 incurred cost claims of one Kratos entity. Although we have recorded contract revenues based upon costs that we believe will be approved upon final completion of the audits, we do not know what the results of any current or future government audits, for fiscal year 2023 incurred costs, will be. If future adjustments were to exceed our estimates, our profitability could be adversely affected.

Our employees or others acting on our behalf may engage in misconduct or other improper activities, which could cause us to lose contracts or cause us to incur costs.

We are exposed to the risk that employee fraud or other misconduct from our employees or others acting on our behalf could occur. Misconduct by employees or others could include intentional failures to comply with U.S. Government procurement regulations, engaging in unauthorized activities, insider threats to our cybersecurity, or falsifying time records. Misconduct by our employees or others acting on our behalf could also involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions against us, serious harm to our reputation, a loss of contracts and a reduction in revenues, or cause us to incur costs to respond to any related governmental inquiries. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenues. In addition, alleged or actual misconduct by employees or others acting on our behalf could result in investigations or prosecutions of persons engaged in the subject activities, which could result in unanticipated consequences or expenses and management distraction for us regardless of whether we are alleged to have any responsibility.

We have in the past experienced and may in the future experience such misconduct, despite our various compliance programs. Misconduct or improper actions by our employees, agents, subcontractors, suppliers, business partners and/or joint ventures could subject us to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact our reputation and ability to conduct business and could have a material adverse effect on our financial position, results of operations and/or cash flows.

We are subject to environmental laws and potential exposure to environmental liabilities. This may affect our ability to develop, sell or rent our property or to borrow money where such property is required to be used as collateral.

We use hazardous materials common to the industries in which we operate. We are required to follow federal, state and local environmental laws and regulations regarding the handling, storage and disposal of these materials, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and the Toxic Substances Control Act. We could be subject to fines, suspensions of production, alteration of our manufacturing processes or interruption or cessation of our operations if we fail to comply with present or future laws or regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. These regulations could require us to acquire expensive remediation equipment or to incur significant other expenses to comply with environmental regulations. Our failure to control the handling, use, storage or disposal of, or adequately restrict the discharge of, hazardous substances could subject us to liabilities and production delays, which could cause us to miss our customers' delivery schedules, thereby reducing our sales for a given period. We may also have to pay regulatory fines, penalties or other costs (including remediation costs), which could materially reduce our profits and adversely affect our financial condition. Permits are required for our operations, and these permits are subject to renewal, modification and, in some cases, revocation.

In addition, under environmental laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of some kinds of petroleum products or other hazardous substances on, under, or in its property, adjacent or nearby property, or offsite disposal locations, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. We have incurred, and may incur in the future, liabilities under CERCLA and other environmental laws at our current or former facilities, adjacent or nearby properties or offsite disposal locations. The costs associated with future cleanup activities that we may be required to conduct or finance may be material. The presence of, or failure to remediate properly, hazardous substances may adversely affect the ability to sell or rent the property or to borrow funds using the property as collateral. Additionally, we may become subject to claims by third parties based on damages, including personal injury and property damage, and costs resulting from the disposal or release of hazardous substances into the environment.

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. Recently, California legislation was enacted that will require climate-related risk disclosures for companies doing business in the state. These will be effective for Kratos beginning in 2026. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Regulations related to "conflict minerals" may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

We are subject to regulations requiring disclosures of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by public companies. The rule requires companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of the Congo and other countries. The rule can affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products, including tantalum, tin, gold and tungsten. The number of suppliers who provide conflict-free minerals is limited. In addition, there are costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of changes to products, processes, or sources of supply as a consequence of such verification activities. Since our supply chain is complex, we are not always able to sufficiently verify the origins of the relevant minerals used in our products through

the due diligence procedures we implemented, which may harm our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Natural disasters or severe weather conditions could disrupt our business and result in loss of revenue or higher expenses.

Our business depends on maintaining operations at our facilities and being able to operate at our customer facilities and project locations. A serious, prolonged interruption or damage due to power outage, telecommunications outage, terrorist attack, earthquake, hurricane, fire, flood or other natural disaster, or other interruption could have a material adverse effect on our business and financial results. While we insure against certain business interruption risks, such insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters.

Risks Related to Our Common Stock

Some of our contracts with the U.S. Government are classified, which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. Government that are subject to security restrictions (classified programs) that preclude the dissemination of information that is classified for National Security purposes. We are limited in our ability to provide details about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors and others might have less insight into our classified programs than our other businesses and, therefore, less ability to fully evaluate the risks related to our classified business.

We do not expect to pay any cash dividends or buyback any Kratos stock for the foreseeable future.

We have not declared any cash dividends since becoming a public company. We currently intend to retain any future earnings to finance the growth and development of the business and, therefore, we do not anticipate that we will pay any cash dividends on shares of our common stock in the foreseeable future. We also do not expect to buy back any of our common stock for the foreseeable future. In addition, our ability to pay dividends and buyback Kratos stock is restricted by our Credit Agreement. Any determination to pay dividends or stock buybacks in the future will be at the discretion of our board of directors and will be dependent upon our future financial condition, results of operations, capital requirements, legal restrictions general business conditions and other relevant factors as determined by our board of directors. See "Dividend Policy."

Certain provisions in our amended and restated certificate of incorporation and third amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of our Company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation, our third amended and restated bylaws, and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of our stockholders to call a special meeting;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
- the right of our board of directors to issue preferred stock without stockholder approval;
- a super-majority requirement to amend our certificate of incorporation or bylaws; and
- the ability of our directors, and not stockholders, to fill vacancies on our board of directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

We believe these provisions may help protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our Company immune from takeovers. In addition, although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board, they would apply even if the offer may be considered beneficial by some stockholders. These provisions may also frustrate or prevent any attempts by our stockholders to replace or remove our current management team by making it more difficult for stockholders to replace members of our board, which is responsible for appointing the members of our management.

General Risk Factors

The market price of our common stock may be volatile.

The market price of our common stock has been in the past, and will continue to be, subject to fluctuations as a result of a number of factors, most of which we cannot control, including: failure of our operating results to meet market or analysts' expectations; general fluctuations in the stock market; actual or anticipated fluctuations in our operating results based on reduced and/or delayed government spending or the threat thereof; fluctuations in the stock prices of companies in our industry; changes in earnings estimated by securities analysts or our ability to meet those estimates; rumors or dissemination of false information; short selling of our common stock; litigation and government inquiries; political and/or military events associated with current worldwide conflicts; and domestic and foreign economic conditions. Such volatility has had a significant effect on the market prices of many companies' securities for reasons unrelated to their operating performance and, in the past, has led to securities class action litigation. Securities litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

Your percentage of ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

Future sales of our common stock could cause the market price for our common stock to decline.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline or be depressed.

In the future, we may issue our securities if we need to raise capital in connection with a capital expenditure, working capital requirement, acquisition or investment. The amount of shares of our common stock issued in connection with a capital expenditure, working capital requirement, acquisition or investment could constitute a material portion of our then-outstanding shares of common stock. Any perceived excess in the supply of our shares in the market could negatively impact our share price and any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the market price of our common stock could be negatively affected. Our management has concluded that there are no material weaknesses in our internal controls over financial reporting as of December 29, 2024. However, although we continue to devote substantial time and resources to the documentation and testing of our controls, there can be no assurance that our controls over financial processes and reporting will be effective in the future or that material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. Any failure to remediate any future material weaknesses or implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our consolidated financial statements or other public disclosures. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Litigation may distract us from operating our business, and adverse judgments or settlements could adversely affect our financial results and operations.

Litigation that may be brought by or against us could cause us to incur significant expenditures and distract our management from the operation of our business. Furthermore, there can be no assurance that we would prevail in such litigation or resolve such litigation on terms favorable to us, which may adversely affect our financial results and operations. See Note 14 of the Notes to Consolidated Financial Statements contained within this Annual Report for a further discussion of our legal proceedings.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and any trading volume could decline.

The trading market for our securities depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not influence or control the reporting of these analysts. If one or more of the analysts who do cover us downgrade or provide a negative outlook on our Company or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our Company, we could lose visibility in the market, which in turn could cause the price of our common stock to decline.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan ("IRP"). The purpose of the IRP is to provide a structured and systematic incident response process for all Information Security Incidents that affect any of our or our subsidiaries' information technology systems, network, or data, including data of ours and our subsidiaries held, or IT services provided by, third-party vendors or other service providers.

We developed and maintain our program as required by applicable laws and regulations, including without limitation Cybersecurity Maturity Model Certification (CMMC) and 17 CFR Part 229.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across our global enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

We have designated our Chief Information Officer (CIO) to implement and maintain the IRP. Our CIO has over 20 years of experience in the field of cybersecurity and is responsible for the management of our cybersecurity and data privacy program. Among other information security duties, the CIO is responsible for:

- implementing the IRP,
- identifying and managing an incident response team ("IRT") principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents,
- coordinating IRT activities, including developing, maintaining, and following appropriate procedures to respond to, appropriately escalate, make decisions regarding, and document identified cybersecurity incidents,
- conducting post-incident reviews to gather feedback on identified cybersecurity incident response procedures and address any identified gaps in security measures,
- providing training and conducting periodic exercises to promote employee and stakeholder preparedness and awareness of the IRP, and
- reviewing the IRP at least annually, or whenever there is a material change in our business practices that may reasonably affect its cybersecurity incident response procedures.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment including risks associated with ransomware;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- cybersecurity awareness training of our employees, incident response personnel, and senior management;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- a third-party risk management process for service providers, suppliers, and vendors.

We have developed processes to identify and oversee risks from cybersecurity threats associated with our third-party service providers, which includes the information security team assisting with and assessing cybersecurity robustness during vendor onboarding as well as risk-based monitoring of vendors on an ongoing basis.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Governance and Management's Responsibilities

Our entire Board considers cybersecurity risk as part of its risk oversight function and our entire board oversees management's implementation of our cybersecurity risk management program.

Our entire Board receives regular reports from management on our cybersecurity risks. In addition, management updates our entire Board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Board members receive presentations on cybersecurity topics from our CIO, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. Our CIO regularly informs our management team of all aspects related to cybersecurity risks and incidents. This is designed to ensure that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing the Company. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained cybersecurity consultants.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Impact of Cybersecurity Risks on Business Strategy, Results of Operations or Financial Condition

Cybersecurity threats, such as threats of attacks from computer hackers, cyber criminals, nation-state actors and other malicious internet-based activity, continue to increase. Cybersecurity threats also include threats of attacks involving social engineering and cyber extortion to induce customers, contractors, business partners, third-party service providers, employees and other third parties to disclose information, transfer funds or unwittingly provide access to systems or data.

We believe that our current preventative actions and response activities provide adequate measures of protection against security breaches and generally reduce our cybersecurity risks. However, cybersecurity threats are constantly evolving, are becoming more frequent and more sophisticated and are being made by groups of individuals with a wide range of expertise and motives, which increases the difficulty of detecting and successfully defending against them. While we have implemented measures to safeguard our operational and technology systems and have established a culture of continuous learning, monitoring and improvement, the evolving nature of cybersecurity attacks and vulnerabilities means that these protections may not always be effective. In the ordinary course of our business, we have experienced and expect to continue to experience cyber-based attacks and other attempts to compromise our information systems, although none, to our knowledge, has had a material adverse effect on our business, financial condition or results of operations. While we do not believe cybersecurity threats are reasonably likely to affect us, our business strategy, our results of operations or our financial conditions, like all companies, we face a risks of such threats, the consequences of which could be material. See Item 1A – Risk Factors – Risks Related to Our Operations – "Cybersecurity breaches or disruptions of our information technology systems could negatively impact our operations," above. In addition, given the constant and evolving threat of cyber-based attacks, we incur significant costs in an effort to detect and prevent security breaches and incidents, and these costs may increase in the future.

Item 2. *Properties.*

At December 29, 2024, we owned or leased approximately 2.2 million square feet of floor space at 60 separate locations, primarily in the U.S., for manufacturing, warehousing, research and development, administration and various other uses. At December 29, 2024, we also leased approximately 106 acres of land, which included 98 acres in Ontario, Canada which is used by our Kratos ASC Signal business. We continually evaluate our current and future space capacity in relation to

current and projected future staffing levels. We maintain our properties in good operating condition and believe that the productive capacity of our properties is adequate to meet current contractual requirements and those for the foreseeable future.

We have major operations at the following locations:

Kratos Government Solutions: Birmingham and Huntsville, AL; San Diego, and San Jose, CA; Colorado Springs and Englewood, CO; Jupiter and Orlando, FL; Baltimore and Lanham, MD; Bristow, OK; Dallastown, PA; Plano, TX; and Alexandria, Herndon and Chantilly, VA. Locations outside the U.S. include Australia, Canada, France, Germany, Israel, Norway, and the United Kingdom.

Unmanned Systems: Huntsville, AL; McClellan, Roseville, Sacramento, and Tehachapi, CA; Fort Walton Beach, FL; Oxford, MI; Oklahoma City, OK; and Arlington and Round Rock, TX.

Corporate and other locations: San Diego, CA and Round Rock, TX.

The following is a summary of our floor space at December 29, 2024:

Square feet (in thousands)	Owned	Leased	Total
Kratos Government Solutions	619	981	1,600
Unmanned Systems	35	516	551
Corporate (includes San Diego, operations of KGS and US segments)	—	26	26
Total	654	1,523	2,177

See Note 6 of the Notes to Consolidated Financial Statements contained within this Annual Report for information regarding commitments under leases.

Item 3. *Legal Proceedings.*

See Note 14 of the Notes to Consolidated Financial Statements contained within this Annual Report for a discussion of our legal proceedings.

Item 4. *Mine Safety Disclosures.*

None.

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock is listed on the NASDAQ Global Select Market and is traded under the symbol "KTOS".

Holders of Record

On February 21, 2025, there were 279 shareholders of record of our common stock.

Dividend Policy

We have not declared any cash dividends since becoming a public company. We currently intend to retain any future earnings to finance the growth and development of the business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by our Credit Agreement, as discussed in the sections entitled "Liquidity and Capital Resources" and "2022 Credit Facility" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of the Notes to Consolidated Financial Statements contained within this Annual Report. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our future financial condition, results of operations and capital requirements, general business conditions and other relevant factors as determined by our board of directors.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act of 1934 as amended (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into such filing.

The following performance graph presents a comparison of the five year cumulative stockholder return on our common stock against the cumulative total return of a broad equity market index, the Russell 2000 Stock Index, and two customized peer groups consisting of the companies listed below, for the period commencing December 31, 2019 and ending December 31, 2024. The performance graph assumes an initial investment of $100 in our common stock and in each of the Russell 2000 Stock Index and the peer group, and further assumes that all dividends were reinvested and all returns are market-cap weighted. The historical information set forth below is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Kratos Defense & Security Solutions, Inc., the Russell 2000 Index, and Peer Group



*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The companies included in the Company's 2024 Peer Group are: AAR Corp, AeroVironment Inc., CACI International Inc., Ducommun Inc., Frequency Electronics Inc., Leidos Holdings Inc., Mercury Systems Inc. and Parsons Corp.

The companies included in the Company's 2023 Peer Group are: AAR Corp, AeroVironment Inc., Comtech Telecommunications Corp, CPI Aerostructures Inc., Ducommun Inc., Frequency Electronics Inc., and Mercury Systems Inc.

Recent Sales of Unregistered Securities; Use of Proceeds

On June 21, 2024, pursuant to an Equity Purchase Agreement among the Company, Joseph D. Brostmeyer, Shirley C. Brostmeyer, certain trusts established by Joseph D. Brostmeyer, Shirley C. Brostmeyer and members of their immediate family, and Pegasus Residual, LLC, the Company issued 583,700 shares of its common stock to Pegasus Residual, LLC. The shares were issued as partial consideration for the Company's acquisition of an additional 9.95% of the issued and outstanding shares of capital stock of KTT Core for an aggregate estimated purchase price of approximately $22.5 million. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Our actual results may differ substantially from those expressed in or implied by any forward-looking statements herein due to a number of factors, including but not limited to the risks and uncertainties described in this Item 7, in Item 1A "Risk Factors" and elsewhere in this Annual Report. These forward-looking statements reflect our views and assumptions only as of the date such forward-looking statements are made. Except as required by law, we assume no responsibility for updating any forward-looking statements, whether as a result of new information, future events or otherwise.

The following discussion should be read in conjunction with our audited Consolidated Financial Statements and the related notes and other financial information appearing elsewhere in this Annual Report and other reports and filings made with the SEC. For discussion related to changes in financial condition and the results of operations for fiscal year 2023-related items, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on February 13, 2024.

Overview

Kratos is a technology, products, system and software company addressing the defense, national security, and commercial markets. Kratos makes true internally funded research, development, capital and other investments, to rapidly develop, produce and field solutions that address our customers' mission critical needs and requirements. At Kratos, affordability is a technology, and we seek to utilize proven, leading edge approaches and technology, not unproven bleeding edge approaches or technology, with Kratos' approach designed to reduce cost, schedule and risk, and enable us to be first to market with cost effective solutions. We believe that Kratos is known as an innovative disruptive change agent in the industry, a company that is an expert in designing products and systems up front for successful rapid, large quantity, low cost future manufacturing which is a value add competitive differentiator for our large traditional prime system integrator partners and also to our government and commercial customers. Kratos intends to pursue program and contract opportunities as the prime or lead contractor when we believe that our probability of win is high and any investment required by Kratos is within our capital resource comfort level. We intend to partner and team with a large, traditional system integrator when our assessment of probability of win is greater or required investment is beyond Kratos' comfort level. Kratos' primary business areas include, virtualized ground systems for satellites and space vehicles including software for command and control (C2) and telemetry, tracking and control (TT&C), jet powered unmanned aerial drone systems, hypersonic vehicles and rocket systems, propulsion systems for drones, missiles, loitering munitions, supersonic systems, space craft and launch systems, C5ISR and microwave electronic products for missile, radar, missile defense, space, satellite, counter UAS, directed energy, communication and other systems, and virtual and augmented reality training systems for the warfighter.

We believe that our technology, intellectual property, proprietary products, reputation and designed-in positions on our customers' programs, platforms and systems, and our ability to rapidly develop, demonstrate and field affordable leading technology systems gives us a competitive advantage and creates a high barrier to entry into our markets. Our workforce is primarily engineering and technically oriented with a significant number of employees holding National Security clearances. Much of our work is performed at customer locations, facilities and sites, or in secure manufacturing and other facilities. Our primary end customers are National Security related agencies and large national and global commercial enterprises and entities. Our entire organization is focused on executing our strategy of being the leading technology and intellectual property based product and system company and being "first to market" in each of our industry leading core competency areas.

Our primary end customers are U.S. Government agencies, including the DoD, intelligence agencies, and other national and homeland security related agencies. We also conduct business with local, state and foreign governments and domestic and international commercial customers. In fiscal 2024, 2023 and 2022, we generated 67%, 69% and 69%, respectively, of our total revenues from contracts with the U.S. Government (including all branches of the U.S. military and including FMS), either as a prime contractor or a subcontractor. We believe our stable customer base, strong customer relationships, intellectual property, specialized and differentiated products, broad array of contract vehicles, "designed in" positions on strategic National Security platforms, our targeted investments in strategic growth areas, large employee base possessing specialized skills, security clearances, specialized manufacturing facilities and equipment, extensive list of past performance qualifications, and significant management and operational capabilities position us for success.

Industry Background

On March 22, 2024, President Biden signed the second fiscal year 2024 Consolidated Appropriations package into law. This legislation reflects an $886 billion appropriation for national defense, of which $842 billion would be for the U.S. Department of Defense ("DoD") base budget. On April 24, 2024, President Biden signed a bill providing a total of $95.3 billion in additional supplemental funding for Ukraine, Israel and Taiwan, including funding for the restock of U.S. munitions capacity, and a fourth bill to impose sanctions and allow the use of seized Russian assets to assist Ukraine.

On March 11, 2024, President Biden submitted the fiscal year 2025 budget request to Congress. The request included $895 billion for national defense, of which $850 billion is for the DoD base budget. On May 22, 2024, the House Armed Services Committee approved the fiscal year 2025 National Defense Authorization Act. The bill authorizes $849.8 billion in funding for the DoD. On June 28, 2024, the House passed the fiscal year 2025 DoD Appropriations bill H.R. 8774. On July 8, 2024, the Senate Armed Service Committee filed their version of the fiscal 2025 National Defense Authorization Act at a level $25 billion above the President's budget request.

The Federal fiscal year 2024 ended September 30, 2024, without Congress approving, nor the President signing into law a Federal fiscal 2025 budget, including the National Security and Department of Defense Budgets. As a result, beginning October 1, 2024, the U.S. Federal Government is currently operating under a Continuing Resolution Authorization ("CRA"), under which, no new contract awards, no increases in existing contract funding, no increases in existing production contracts and no transition from development to production, among other items, can occur. A second CRA passed the House and Senate on December 20, 2024, and was signed by President Biden on December 21, 2024. The bill funds U.S. Government operations through March 14, 2025. In addition to the CRA Resolution, President Biden also signed the Disaster Relief Supplemental Appropriations Act on December 21, 2024, which includes more than $100 billion in supplemental funding. The final version of the bill did not address the debt ceiling, which was set to expire on January 1. 2025. The U.S. Treasury's available cash and any extraordinary measures taken should delay the risk of default for at least several months after the end of the first quarter of 2025.

On November 5, 2024, the U.S. Presidential and Congressional elections occurred, with Donald Trump being elected President of the United States and the Republican party controlling the Senate and the House of Representatives. President Trump took office on January 20, 2025, and the new Congress and Senate were seated on January 3, 2025. As a result of these recent elections, the current Fiscal 2025 CRA could be significantly extended. There is also the possibility that the industry could experience a full year CRA related to Federal fiscal 2025, with no Federal fiscal 2025 budget enacted.

The potential challenges presented by the recent elections, Presidential and congressional changes and the related transitions, the CRA, the current budgetary and deficit funding environment, Israel, Ukraine and Taiwan funding support, continuing heightened levels of inflation, ongoing supply chain disruption, and the challenging appropriations process, among other items, all continue to create significant short and long-term risks to the industry and the Company.

We believe continued budget and deficit funding pressures (which are expected), CRAs.(which are also expected), future Federal Government debt ceiling issues, or Federal Government shutdowns could have serious negative consequences for the security of our country and the defense industrial base, including the Company and the related customers, employees, suppliers, investors, and communities that rely on companies in the defense industrial base. It is possible that budget and program decisions made in such an uncertain environment would have long-term implications for our Company and the entire defense industry. Additionally, funding for certain programs, including those in which we currently participate or are pursuing, may be reduced, delayed or cancelled, and budget uncertainty or funding cuts globally could adversely affect the viability of our customers, partners, teammates, subcontractors, suppliers, and our employee base.

Such a challenging federal and DoD budgetary environment may negatively impact our customers, business and programs and could have a material adverse effect on our forecasts, estimates, financial position, results of operations and/or cash flows.

We also continue to be affected by various unfavorable macroeconomic conditions including adverse supply chain disruptions that continue throughout the industry and for us, and related delays in the receipt and delivery of materials, parts, supplies, etc., which in certain instances and for certain items is significant. To mitigate the impact of these delays, we have implemented advanced and larger lot purchases of certain materials and parts which has resulted in an increased use of our working capital, which is expected to continue. In addition, inflation and the related increased costs of inputs needed to execute our business, including materials, parts, supplies, consultants, subcontractors, vendors, etc. have significantly increased our business costs and have adversely impacted our operations, profit margins and financial forecasts.

Also, an industry wide shortage of qualified labor, and the cost of that labor for the Company and its labor base is a significant operational challenge. The cost of labor has increased significantly and current challenges in hiring, obtaining and retaining employees, including those employees requiring National Security clearances, is adversely impacting Kratos' ability to execute its business. There is also a significant industry wide labor shortage, including in the Science, Technology, Engineering, and Math (STEM) discipline areas, and also including employees willing and/or able to obtain National Security clearances, and for high level manufacturing and production disciplines.

In addition, actions by the Federal Reserve to increase interest rates in the past few years have impacted our interest expense on our outstanding debt borrowings and the related cost of executing Kratos' business. Although the most recent actions by the Federal Reserve decreased rates slightly, the industry and Kratos are still impacted by rates that are higher than prevailing interest rates over the past several years. Each of these challenges are expected to continue for the foreseeable future and are expected to continue to adversely impact the Company's operations, financial results and financial forecasts.

We do believe that our business is well-positioned in areas that the DoD and other customers currently indicate are priorities for future defense spending, including as identified in the 2024 defense budget and related Future Years Defense Program (FYDP), the President's 2025 National Security and Defense Budget Request and the 2022 National Security Strategy document. As noted above, we believe that there is a generational recapitalization of weapon systems occurring with the U.S. and its allies to address peer and near peer threats, including Russia, China, North Korea and Iran, and the Company's positioning as a proven provider of hardware, systems and software to address these threats for and with our customers and partners is recognized in the industry. We believe that the Company's hardware, software and solution offerings, including jet unmanned aerial drones, rocket and hypersonic systems, C5ISR and air defense systems, jet engine and propulsion systems for missiles, drones, hypersonic and supersonic vehicles, microwave electronics for missile, radar and air defense systems and training systems, address mission critical priority areas of the DoD.

Our Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations reflect estimates and assumptions made by management as of December 29, 2024. Events and changes in circumstances arising after December 29, 2024, including those resulting from the continuing impacts of the current unfavorable macroeconomic climate, will be reflected in management's estimates for future periods.

Current Reporting Segments

We operate in two reportable segments. The KGS reportable segment is comprised of an aggregation of KGS operating segments, including its microwave electronic products, space, satellite and cyber, training solutions, C5ISR/modular systems, turbine technologies and defense and rocket support services operating segments. The US reportable segment consists of our unmanned aerial, unmanned ground and unmanned seaborne system products. Our KGS and US segments provide products, solutions and services for mission critical National Security programs. KGS and US customers primarily include National Security related agencies, the DoD, intelligence agencies and classified agencies, and to a lesser degree, international government agencies and domestic and international commercial customers. We organize our operating segments based primarily on the nature of the products, solutions and services offered. For additional information regarding our reportable segments, see Note 13 of the Notes to Consolidated Financial Statements. From a customer and solutions perspective, we view our business as an integrated whole, leveraging skills and assets wherever possible.

Key Financial Statement Concepts

As of December 29, 2024, we consider the following factors to be important in understanding our financial statements.

Our business with the U.S. Government and prime contractors is generally performed under fixed-price, cost reimbursable, or time and materials contracts. Cost reimbursable contracts for the U.S. Government provide for reimbursement of costs plus the payment of a fee. Some cost reimbursable contracts include award and incentive fees that are awarded based on performance on the contract. Under time and materials contracts, we are reimbursed for labor hours at negotiated hourly billing rates and reimbursed for travel and other direct expenses at actual costs plus applied general and administrative expenses.

For the majority of contracts, we satisfy the underlying performance obligations over time as the customer obtains control or receives benefits as work is performed on the contract. We generally recognize revenue over time as we perform on long-term contracts because of continuous transfer of control to the customer. For U.S. government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. Similarly, for non-U.S. government contracts, the customer typically controls the work in process as evidenced either by contractual termination clauses or by our rights to payment of the transaction price associated with work performed to date on products or services that do not have an alternative use to the Company. As a result, under ASC 606 revenue is recognized over time using the cost-to-cost method (cost incurred relative to total estimated cost at completion).

In accordance with ASC 606, we evaluate whether a contract with a customer exists by evaluating a number of criteria including whether collection of consideration is reasonably assured; comprehensive collection history; results of our communications with customers; the current financial position of the customer; and the relevant economic conditions in the customer's country. If we have had no prior experience with the customer, we may review reports from various credit organizations to ensure that the customer has a history of paying its creditors in a reliable and effective manner. If the financial condition of our customers were to deteriorate and adversely affect their financial ability to make payments, allowances would be required.

We monitor our policies and procedures with respect to our contracts on a regular basis to ensure consistent application under similar terms and conditions as well as compliance with all applicable government regulations. In addition, costs incurred and allocated to contracts with the U.S. Government are routinely audited by the DCAA.

We manage and assess the performance of our businesses based on our performance on individual contracts and programs obtained generally from government organizations. Due to the Federal Acquisition Regulation rules that govern our business, most types of costs are allowable, and we do not focus on individual cost groupings (such as cost of sales or general and administrative costs) as much as we do on total contract costs, which are a key factor in determining contract operating income. As a result, in evaluating our operating performance, we look primarily at changes in sales and service revenues and operating income, including the effects of significant changes in operating income. Changes in contract revenue and cost estimates are reviewed on a contract-by-contract basis and are revised periodically throughout the life of the contract such that adjustments to profit resulting from revisions are made cumulative to the date of the revision in accordance with accounting principles generally accepted in the U.S. ("GAAP"). Significant management judgments and estimates, including the estimated costs to complete the project, which determine the project's percentage complete, must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management makes different judgments or utilizes different estimates.

Results of Operations

Comparison of Results for the Year Ended December 29, 2024 to the Year Ended December 31, 2023

Revenues. Revenues by reportable segment for the years ended December 29, 2024 and December 31, 2023 are as follows (in millions):

	2024	2023	$ Change	% Change
Kratos Government Solutions				
Service revenues	$ 416.3	$ 395.9	$ 20.4	5.2 %
Product sales	449.5	429.0	20.5	4.8 %
Total Kratos Government Solutions	865.8	824.9	40.9	5.0 %
Unmanned Systems				
Service revenues	7.1	6.7	0.4	6.0 %
Product sales	263.4	205.5	57.9	28.2 %
Total Unmanned Systems	270.5	212.2	58.3	27.5 %
Total revenues	$ 1,136.3	$ 1,037.1	$ 99.2	9.6 %
Total service revenues	$ 423.4	$ 402.6	$ 20.8	5.2 %
Total product sales	712.9	634.5	78.4	12.4 %
Total revenues	$ 1,136.3	$ 1,037.1	$ 99.2	9.6 %

Revenues increased $99.2 million to $1,136.3 million for the year ended December 29, 2024 from $1,037.1 million for the year ended December 31, 2023. Revenues in our KGS segment increased $40.9 million primarily due to revenue increases in our C5ISR and microwave electronics products businesses primarily resulting from increased activity for multiple air defense systems and programs, and growth in our turbine technologies, training solutions and defense and rocket support businesses primarily resulting from new contract awards, which collectively generated an aggregate increase in revenues of $88.7 million, partially offset by decreases in our space and satellite business, which has been primarily impacted by the extended CRA as well as the industry related OEM delays in the manufacture and delivery of software defined satellites, which impact includes the delay in the deployment of our commercial satellite ground equipment, with a total reduction of $47.8 million in our space and satellite business. Revenues in our US segment increased $58.3 million primarily due to a full year contribution of revenues from the acquisition of the Sierra Technical Services, Inc. ("STS"), resulting in increased revenues of $17.7 million, and increased domestic target drone production of approximately $13.2 million and a certain international target drone delivery which contributed $19.0 million in revenue during the twelve months ended December 29, 2024.

Product sales increased $78.4 million to $712.9 million for the year ended December 29, 2024 from $634.5 million for the year ended December 31, 2023, primarily as a result of increased production activity in our KGS and in our US segments. As a percentage of total revenue, product sales were 62.7% for the year ended December 29, 2024, as compared to 61.2% for the year ended December 31, 2023. Service revenues increased by $20.8 million to $423.4 million for the year ended December 29, 2024, from $402.6 million for the year ended December 31, 2023. The increase was primarily related to increased activity in our turbine technologies and defense rocket support businesses in our KGS segment.

Cost of revenues. Cost of revenues increased to $849.1 million for the year ended December 29, 2024, from $768.5 million for the year ended December 31, 2023. The $80.6 million increase in cost of revenues was primarily a result of the overall increase in revenue discussed above as well as the impact of increased labor and material costs.

Gross margin percentage decreased to 25.3% for the year ended December 29, 2024, compared to 25.9% for the year ended December 31, 2023. Margins on services increased to 26.8% for the year ended December 29, 2024, from 24.7% for the year ended December 31, 2023. Margins on product sales decreased to 24.4% for the year ended December 29, 2024, as compared to 26.7% for the year ended December 31, 2023. Margins in the KGS segment increased to 27.6% for the year ended December 29, 2024, from 27.2% for the year ended December 31, 2023. This change was primarily due to a more favorable mix of revenues for the year ended December 29, 2024. Margins in the US segment decreased to 17.9% for the year ended December 29, 2024 from 20.7% for the year ended December 31, 2023, primarily due to the mix of revenues, revenue volume and resources, including the impact of increased material and subcontractor costs on multi-year fixed price contracts.

Selling, general and administrative expenses (SG&A). SG&A increased $16.2 million to $214.0 million for the year ended December 29, 2024, from $197.8 million for the year ended December 31, 2023, primarily reflecting the increase in costs to support higher revenues including increases in stock compensation expense of $4.5 million and SG&A-related depreciation and amortization of $4.5 million. As a percentage of revenues, SG&A decreased to 18.8% for the year ended December 29, 2024 from 19.1% for the year ended December 31, 2023.

Research and development (R&D) expenses. R&D expenses were $40.3 million for the year ended December 29, 2024 and $38.4 million for the year ended December 31, 2023, with the primary increases in expenses in our unmanned systems and microwave products businesses, offset by a net reduction in our space and satellite communications business. As a percentage of revenues, R&D decreased to 3.5% of revenues for the year ended December 29, 2024, from 3.7% of revenues for the year ended December 31, 2023. R&D expenses are made by the Company, typically in conjunction with our customers, for the Company to achieve a "first to market" position with our products or technology. We also invest in R&D expenses to achieve market leading "designed in" and "first to market" positions on major programs, platforms or systems.

Restructuring expenses and other. Restructuring expenses and other increased to $3.2 million for the year ended December 29, 2024 from $0.9 million for the year ended December 31, 2023. The Restructuring expenses and other in 2024 includes an expense to accrue $3.2 million related to an employee benefit plan assumed by the Company in an acquisition completed in 2011.

Total other expense, net. Other expense, net, decreased to $2.5 million from $20.0 million for the years ended December 29, 2024 and December 31, 2023, respectively. The decrease in other expense, net, of $17.5 million was primarily related to a decrease in interest expense of $6.5 million, resulting from reduced debt balances and an increase in interest income of $11.0 million during the year ended December 29, 2024, resulting from the increased cash balances following the February 27, 2024 public stock offering which raised approximately $331.2 million in net proceeds.

Provision for income taxes. The Company recorded an income tax provision of $10.2 million for the year ended December 29, 2024, and an income tax provision of $8.7 million for the year ended December 31, 2023. The income tax provision for 2024 includes a $4.2 million benefit related to the decrease in the Company's valuation allowance on U.S. deferred tax assets.The income tax provision for 2023 includes a $2.0 million benefit related to the decrease in the Company's valuation allowance on deferred tax assets.

For a comparison of the Company's results of operations for the fiscal year ended December 25, 2022 to the fiscal year ended December 31, 2023, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on February 13, 2024.

Liquidity and Capital Resources

As of December 29, 2024, we had cash and cash equivalents of $329.3 million compared with cash and cash equivalents of $72.8 million as of December 31, 2023, which includes $40.2 million and $44.1 million, respectively, of cash and cash equivalents held by our foreign subsidiaries. We are not presently aware of any restrictions on the repatriation of these funds; however, earnings of these foreign subsidiaries are essentially considered permanently invested in these foreign subsidiaries. If these funds were needed to fund our operations or satisfy obligations in the U.S. they could be repatriated, and their repatriation into the U.S. may cause us to incur additional foreign withholding taxes. We do not currently intend to repatriate these earnings.

Our total long-term debt, decreased by $42.5 million to $185.0 million as of December 29, 2024 from $227.5 million as of December 31, 2023. On February 18, 2022, we completed the refinancing of our then-outstanding $90 million revolving credit facility and $300 million of Senior Secured Notes, with a new 5-year $200 million Revolving Credit Facility and 5-year $200 million Term Loan A issued pursuant to the 2022 Credit Facility. We incurred debt issuance costs of $3.3 million associated with the 2022 Credit Facility. We drew approximately $200 million under the Term Loan A and $100 million on the new Revolving Credit Facility at the time of the refinancing transaction (as more fully described in Note 5 of the accompanying Consolidated Financial Statements).

As of December 29, 2024, we have $185.0 million outstanding on the Term Loan A and net borrowings of $0.0 million outstanding on the Revolving Credit Facility, with $200.0 million remaining in borrowing capacity, less approximately $9.6 million for outstanding letters of credit (as more fully described in Note 5 of the accompanying consolidated financial statements).

We use our operating cash flow to finance trade accounts receivable, fund necessary increases in inventory and internal investments related to non-recurring engineering and software development, fund capital expenditures, fund our IR&D investments and our ongoing operations, service our debt and make strategic acquisitions. Financing trade accounts receivable is necessary because, on average, our customers do not pay us as quickly as we pay our vendors and employees for their goods and services since a number of our receivables are contractually billable and due to us only when certain contractual milestones are achieved, certain of which are not achieved until final shipment and acceptance of our products. Financing increases in inventory balances is necessary to fulfill shipment requirements to meet delivery schedules of our customers. Cash from consolidated operations is primarily derived from our customer contracts in progress and associated changes in working capital components. Our days sales outstanding ("DSO") have decreased to 104 days as of December 29, 2024 from 116 days as of December 31, 2023. Our DSOs are impacted by the achievement of contractual billing milestones, such as equipment shipments and deliveries on certain products, and for certain flight requirements that must be fulfilled on certain aerial target programs, or final billings which are not due until completion on certain projects, and therefore we are unable to contractually bill for amounts outstanding related to those milestones at this time.

A summary of our net cash provided by operating activities from our Consolidated Statements of Cash Flows is as follows (in millions):

	Year Ended	
	December 29, 2024	December 31, 2023
Net cash provided by operating activities	$ 49.7	$ 65.2

Our net cash provided by operating activities was $49.7 million for the year ended December 29, 2024, primarily as a result of the net income of $16.3 million and noncash charges of $86.8 million which includes stock compensation, depreciation and amortization, which was partially offset by changes in net working capital accounts of $53.4 million, which included customer advance payments reflected as a decrease in Billings in Excess of Costs of $25.7 million. Net cash provided by operating activities was $65.2 million for the year ended December 31, 2023, primarily as a result of the net income of $2.2 million and noncash charges of $74.2 million which includes stock compensation, depreciation and amortization, which was partially offset by changes in net working capital accounts of $11.4 million, which included customer advance payments reflected as an increase in Billings in Excess of Costs of $28.4 million.

Our net cash used in investing activities is summarized as follows (in millions):

	Year Ended	
	December 29, 2024	December 31, 2023
Investing activities:		
Cash paid for acquisitions, net of cash acquired	$ (11.5)	$ 0.3
Proceeds from sale of assets	—	8.3
Capital expenditures	(58.2)	(52.4)
Net cash used in investing activities	$ (69.7)	$ (43.8)

Net cash used in investing activities for year ended December 29, 2024 is comprised of $58.2 million in capital expenditures and $11.5 million in cash paid (including subsequent payments of $0.2 million for amounts payable to former employees of FTT) for the remaining minority interests in KTT Core (along with a corresponding issuance of 583,700 shares of Kratos common stock valued at $11.3 million). Net cash used in investing activities for the year ended December 31, 2023 is comprised of $52.4 million in capital expenditures partially offset by the receipt of $8.3 million of proceeds from the sale of Valkyries which had been previously booked as capital assets as they were produced ahead of government contract award and $0.3 million cash acquired related to the acquisition of STS. During the year ended December 29, 2024, capital expenditures of approximately $28.1 million were incurred in our US business, primarily related to our manufacture of two production lots of Valkyries prior to contract award to meet anticipated customer orders and requirements. We expect our capital expenditures for our fiscal year 2025 to continue to be significant for investments we are making, including in our US business totaling approximately $35 to $40 million of estimated expenditures, including approximately $28 to $30 million estimated for capital aerial targets and related support equipment as well as other manufacturing facility expansion for our Microwave Products and Defense and Rocket Support businesses.

Our net cash provided by (used in) financing activities is summarized as follows (in millions):

	Year Ended	
	December 29, 2024	December 31, 2023
Financing activities:		
Proceeds from the issuance of common stock, net of issuance costs	$ 330.7	$ —
Borrowings under credit facility	10.0	69.0
Repayments under credit facility, term loan and other debt	(52.5)	(101.0)
Payments of employee taxes withheld from share-based awards	(17.4)	(3.7)
Payments under finance leases	(1.4)	(1.5)
Proceeds from shares issued under equity plans	8.2	6.5
Net cash provided by (used in) financing activities	$ 277.6	$ (30.7)

Net cash provided by financing activities was $277.6 million for the year ended December 29, 2024, which included employee stock purchase plan receipts of $8.2 million and net proceeds from the issuance of common stock of approximately $330.7 million. These proceeds were partially offset by $7.5 million of principal payments on our $200 million Term Loan A, a $45.0 million payment (partially offset by a $10.0 million draw) on the new Revolving Credit Facility, payroll withholding taxes paid from vested restricted stock traded for taxes of $17.4 million and payments made on financing lease obligations of $1.4 million. Net cash used in financing activities was $30.7 million for the year ended December 31, 2023, which included $5.0 million of principal payments on our $200 million Term Loan A, a $94.0 million payment (partially offset by a $69.0 million draw) on the new Revolving Credit Facility, and a $2.0 million payment to settle debt acquired related to the STS acquisition, payroll withholding taxes paid from vested restricted stock traded for taxes of $3.7 million and payments made on financing lease obligations of $1.5 million. These uses were partially offset by employee stock purchase plan receipts of $6.5 million.

2022 Credit Facility

On February 18, 2022, the Company completed the refinancing of its then-outstanding $90 million revolving credit facility and Senior Secured Notes, with the 2022 Credit Facility. The Company incurred debt issuance costs of $3.3 million associated with the 2022 Credit Facility. During the year ended December 29, 2024, the Company made $7.5 million of principal payments on Term Loan A. As of December 29, 2024, the Company has no net borrowings outstanding on the new Revolving Credit Facility, with $200.0 million remaining in borrowing capacity, less approximately $9.6 million of letters of credit outstanding.

On February 18, 2022, the proceeds of $300 million from the 2022 Credit Facility, along with cash funded by the Company for the 3.25% call premium to redeem the Company's outstanding Senior Secured Notes, plus accrued interest, was distributed to the trustee for redemption of the Senior Secured Notes. The redemption of the Company's then-outstanding $300 million 6.5% Senior Secured Notes due November 2025 closed on March 14, 2022, for an amount of cash equal to 103.25% of the principal amount thereof plus accrued and unpaid interest thereon. The Company incurred a loss on the extinguishment of debt of $9.8 million related to the call premium on the Senior Secured Notes and the write-off of $3.2 million of unamortized debt issuance costs, resulting in a total loss on extinguishment of debt of $13.0 million.

The 2022 Credit Facility is governed by a Credit Agreement (the "Credit Agreement"), dated February 18, 2022, by and among the Company, the lenders from time to time party thereto (the "Lenders"), the Issuing Banks party thereto (as defined in the Credit Agreement) and Truist Bank, in its capacity as administrative agent for the Lenders, and as an issuing bank and as the swing line lender, which establishes the 5-year senior secured credit facility which is comprised of the $200 million Revolving Credit Facility (which includes sub-facilities for the incurrence of up to $10.0 million of swingline loans and the issuance of up to $50.0 million of Letters of Credit) and the $200 million Term Loan A. The Credit Agreement contemplates uncommitted incremental credit facilities of up to $200 million (which amount would be reduced by the aggregate amount of any and all incremental credit facilities actually established under the Credit Agreement) plus additional uncommitted incremental capacity subject to a limitation based on the Company's pro forma total net leverage ratio (including any such additional uncommitted incremental capacity).

Borrowings under the revolving credit facility and the term loan credit facility may take the form of base rate loans or Secured Overnight Financing Rate ("SOFR") loans. Base rate loans under the Credit Agreement will bear interest at a rate per annum equal to the sum of the Applicable Margin (as defined in the Credit Agreement) from time to time in effect plus the highest of (i) the Agent's (as defined in the Credit Agreement) prime lending rate, as in effect at such time, (ii) the Federal Funds Rate (as defined in the Credit Agreement), as in effect at such time, plus 0.50%, (iii) the Adjusted Term SOFR (as defined in the Credit Agreement) for a one-month tenor in effect on such day, plus 1.00% and (iv) 1.00%. SOFR loans will bear interest at a rate per annum equal to the sum of the Applicable Margin from time to time in effect plus the Adjusted Term SOFR for an Interest Period (as defined in the Credit Agreement) selected by the Company of one, three or six months. The Applicable Margin varies between 1.25% and 2.25% per annum for SOFR loans and between 0.25% and 1.25% per annum for base rate loans, and is based on the Company's total net leverage ratio from time to time.

Mandatory amortization on the Term Loan A is 2.5% in each of the first and second years and 5.0% in each of the third, fourth and fifth years, with the remaining outstanding balance due at maturity.

The Credit Agreement contains certain covenants, which include, but are not limited to, restrictions on indebtedness, liens, fundamental changes, restricted payments, asset sales, and investments, and places limits on various other payments. Among other things, the Credit Agreement restricts our ability to pay dividends and make other restricted payments unless (a) the Total Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 2.00:1.00, calculated on a Pro Forma Basis (as defined in the Credit Agreement) as of the last day of the most recently ended fiscal quarter for which financial statements have been (or are required to have been) delivered to the lenders pursuant to the Credit Agreement, (b) after giving effect to such dividend or other restricted payment, our Liquidity (as defined in the Credit Agreement) is at least $50,000,000 and (iii) no Default or Event of Default (as each such capitalized term is defined in the Credit Agreement) shall have occurred and be continuing at the time such dividend or other restricted payment is made.The Company was in compliance with the covenants contained in the Credit Agreement as of December 29, 2024.

On April 28, 2023, the Company entered into an interest rate swap contract to hedge U.S. dollar-one month Term SOFR in order to fix the interest rate movements associated with the Company's Term Loan A. The initial hedge amount was $195.0 million and amortizes in accordance with Term Loan A. The swap is at a fixed rate one-month term SOFR of 3.721% and settles monthly on the last day of each calendar month. The swap has an effective date of May 1, 2023 and terminates on May 1, 2026.

Other Liquidity Matters

The following is a discussion of how we expect to fund our short- and long-term liquidity needs from known contractual and other obligations.

The majority of our revenue is derived from contracts and programs that can span several years. We enter into agreements with suppliers and subcontractors for goods and services in support of these contracts and programs with payment terms that are generally aligned with the payment terms from our customers. In some instances, we require advance payments or deposits from our customers, which help fund our purchase commitments and reduce the risk of customer performance.

As of December 29, 2024, we had contractual commitments to repay debt, make payments under finance and operating leases, repay obligations related to agreements to purchase goods and services and settle tax and other liabilities. The following table summarizes our contractual obligations and other commitments as of December 29, 2024, and the effect such obligations could have on our liquidity and cash flow in future periods (in millions):

	Total		Due within 1 Year	
Total debt	$	185.0	$	10.0
Interest payment		25.0		10.9
Purchase orders		336.4		265.9
Operating leases		45.3		12.9
Finance leases		105.5		5.4
Total contractual cash obligations and commitments	$	697.2	$	305.1

As of December 29, 2024, we have $9.6 million of standby letters of credit outstanding. Our letters of credit are primarily related to milestone payments received from foreign customers for which the customer has not yet received the product. Information regarding our debt payments and lease agreements can be found in Notes 5 and 6 to the Consolidated Financial Statements contained in this Annual Report. Additional information regarding our financial commitments is provided in the Note 14 to Consolidated Financial Statements contained in this Annual Report.

We believe our cash on hand, together with funds available under the 2022 Credit Facility and cash expected to be generated from operating activities will be sufficient to fund our short- and long-term liquidity needs. As discussed in Item 1A "Risk Factors" contained within this Annual Report, our quarterly and annual operating results have fluctuated in the past and may vary in the future due to a variety of factors, many of which are external to our control. If the conditions in our industry deteriorate, our customers cancel or postpone projects or if we are unable to sufficiently increase our revenues or further reduce our expenses, we may experience, in the future, a significant long-term negative impact to our financial results and cash flows from operations. In such a situation, we could fall out of compliance with our financial and other covenants which, if not waived, could limit our liquidity and capital resources.

Critical Accounting Principles and Estimates

The preparation of our Consolidated Financial Statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, stockholders' equity, revenues and expenses, and related disclosures of contingent assets and liabilities. On a periodic basis, as deemed necessary, we evaluate our estimates, including those related to revenue recognition, valuation of inventory including the reserves for excess and obsolete inventory, valuation of long-lived assets including identifiable intangibles and goodwill, accounting for income taxes including the related valuation allowance, warranties, contingencies and litigation, contingent acquisition consideration, and losses on unused office space. We explain these accounting policies in the Notes to Consolidated Financial Statements contained within this Annual Report and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions and such differences may be material. We have identified the following critical accounting policies that affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Revenue recognition. Effective January 1, 2018, we adopted the FASB ASU 2014-09, *Revenue from Contracts with Customers*, and the related amendments, which are codified into Accounting Standards Codification ("ASC") 606 ("ASC 606"). To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Once the contract is identified and determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under ASC 606. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected-cost-plus-margin approach, under which we forecast the expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

For the majority of contracts, we satisfy the underlying performance obligations over time as the customer obtains control or receives benefits as work is performed on the contract. We generally recognize revenue over time as we perform on long-term contracts because of continuous transfer of control to the customer. For U.S. government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. Similarly, for non-U.S. government contracts, the customer typically controls the work in process as evidenced either by contractual termination clauses or by our rights to payment of the transaction price associated with work performed to date on products or services that do not have an alternative use to the Company. As a result, under ASC 606 revenue is recognized over time using the percentage-of-completion cost-to-cost method (cost incurred relative to total estimated cost at completion).

For our federal contracts, we apply U.S. Government procurement and accounting standards in assessing the allowability and the allocability of costs to contracts. Due to the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. We closely monitor compliance with, and the consistent application of, our critical accounting policies related to contract accounting. Business operations personnel conduct periodic contract status and performance reviews. When adjustments in estimated contract revenues or costs are required, any changes from prior estimates are included in earnings in the current period. Also, regular and recurring evaluations of contract cost, scheduling and technical matters are performed by management personnel who are independent from the business operations personnel performing work under the contract. Costs incurred and allocated to contracts with the U.S. Government are scrutinized for compliance with regulatory standards by our personnel, and are subject to audit by the DCAA.

Long-lived and Intangible Assets. We account for long-lived assets in accordance with the provisions of FASB ASC Topic 360, *Property, Plant, and Equipment* ("Topic 360"). Topic 360 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to the expected future net cash flows generated by the asset. If it is determined that the asset may not be recoverable and if the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized to the extent of the difference. Topic 360 requires companies to separately report discontinued operations, including components of an entity that either have been disposed of (by sale, abandonment or in a distribution to owners) or classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In accordance with Topic 360, we assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could individually or in combination trigger an impairment review, include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

If we determined that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would record an impairment equal to the excess of the carrying amount of the asset over its estimated fair value.

Goodwill. The purchase price of an acquired business is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair values, with the excess recorded as goodwill. Such fair value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates.

We perform our impairment test for goodwill in accordance with ASC Topic 350, *Intangibles-Goodwill and Other* ("Topic 350"). We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. We determine our reporting units by first identifying our

operating segments, and then assessing whether any components of these segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. We aggregate components within an operating segment that have similar economic characteristics.

KGS has five operating businesses: Defense and Rocket Support Systems ("DRSS"), Microwave Electronics ("ME"), Space, Training and Cybersecurity Solutions ("ST&C"), C5ISR Systems/Modular Systems ("MS"), and Kratos Turbine Technologies ("KTT"), that provide technology based defense solutions, involving products and services, primarily for mission critical U.S. National Security priorities, with the primary focus relating to the nation's C5ISR requirements. The US reportable segment provides unmanned aerial systems, unmanned ground, and unmanned seaborne systems. We have identified our reporting units to be the DRSS, ME, ST&C, MS, and KTT operating segments, within the KGS reportable segment, and the US reportable segment, each of which has been assessed and evaluated for potential impairment in our fiscal year 2024 annual test.

We test goodwill for impairment by first performing a qualitative assessment, and then a quantitative assessment if necessary. If, after performing a qualitative assessment and after assessing the totality of events or circumstances such as macroeconomic, industry and market conditions, cost factors, and overall financial performance, we determine that it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is greater than its carrying amount, then a quantitative assessment is not unnecessary. If, after performing a qualitative assessment we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, then a quantitative assessment is performed to determine if an impairment exists. For operations where a quantitative assessment is performed, the identification and measurement of impairment involves the estimation of the fair value of reporting units to determine the amount of the impairment. When any impairment has occurred, a charge to operations is recorded. In order to test for potential impairment, we estimate the fair value of each of the impacted reporting units based on a comparison and weighting of the income approach, specifically the discounted cash flow ("DCF") method and the market approach, which estimates the fair value of our reporting units based upon comparable market prices and recent transactions and also validates the reasonableness of the implied multiples from the income approach.

In testing for impairment of our goodwill using a quantitative assessment at a particular reporting unit, we make assumptions about the amount and timing of future expected cash flows, terminal growth rates, appropriate discount rates, market multiples, and the control premium a controlling shareholder could be expected to pay:

- The timing of future cash flows within our DCF analysis is based on our most recent forecasts and other estimates. Our historical growth rates and operating results are not indicative of our projected growth rates and operating results as a consequence of our acquisitions and divestitures.
- The terminal growth rate is used to calculate the value of cash flows beyond the last projected period in our DCF analysis and reflects our best estimates for stable, perpetual growth of our reporting units.
- We use estimates of market participant weighted average cost of capital ("WACC") as a basis for determining the discount rates to apply to our reporting units' future expected cash flows. The significant assumptions within our WACC are: (a) equity risk premium, (b) beta, (c) size premium adjustments, (d) cost of debt and (e) capital structure assumptions. In addition, we may use a company specific risk adjustment which is a subjective adjustment that, by its very nature does not include market related data, but instead examines the prospects of the reporting unit relative to the broader industry to determine if there are specific factors, which may make it more "risky" relative to the industry.
- Recent historical market multiples are used to estimate future market pricing.

The carrying value of goodwill of the US and KGS reportable segments, was $124.8 million and $444.1 million, respectively, at December 29, 2024.

In determining the fair value of our reporting units, there are key assumptions related to our future operating performance and revenue growth. If the actual operating performance and financial results are not consistent with our assumptions, an impairment in our $568.9 million goodwill and $53.8 million long-lived intangibles could occur in future periods. In particular, the US reporting unit fair value includes assumptions that the development of the high performance UCAS product is successful and we are awarded future contracts for new tactical unmanned aircraft systems. Additionally, the US reporting unit fair value assumes that the U.S. Navy will continue to award full rate production contracts for the Sub-Sonic Aerial Target. Additional risks for goodwill across all reporting units include, but are not limited to, the risks discussed in Item 1A "Risk Factors" contained within this Annual Report and:

- a decline in our stock price and resulting market capitalization, if we determine the decline is sustained and is indicative of a reduction in the fair value below the carrying value of our reporting units;
- a decrease in available government funding, including budgetary constraints affecting U.S. Government spending generally, or specific departments or agencies;

- changes in U.S. Government programs or requirements, including the increased use of small business providers;
- our failure to reach our internal forecasts could impact our ability to achieve our forecasted levels of cash flows and reduce the estimated discounted value of our reporting units;
- volatility in equity and debt markets resulting in higher discount rates;
- market and political factors that could impact the success of new products, especially related to new unmanned systems platforms; and
- continued impact to our businesses and the industry related to supply chain disruptions and inflation.

Accounting for income taxes and tax contingencies. FASB ASC Topic 740, *Income Taxes* ("Topic 740") provides the accounting treatment for uncertainty in income taxes recognized in an enterprise's financial statements. Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. *Topic 740* also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our provision for income taxes in each of the tax jurisdictions in which we conduct business. This process involves estimating our actual current tax expense in conjunction with the evaluation and measurement of temporary differences resulting from differing treatment of certain items for tax and accounting purposes. These temporary differences result in the establishment of deferred tax assets and liabilities, which are recorded on a net basis. We then assess on a periodic basis the probability that our net deferred tax assets will be recovered and therefore realized from future taxable income and to the extent we believe that recovery is not more likely than not, a valuation allowance is established to address such risk resulting in an additional related provision for income taxes during the period.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, tax contingencies, unrecognized tax benefits, and any required valuation allowance, including taking into consideration the probability of the tax contingencies being incurred. Management assesses this probability based upon information provided to us by our tax advisers, our legal advisers and similar tax cases. If at a later time our assessment of the probability of these tax contingencies changes, our accrual for such tax uncertainties may increase or decrease. For further discussion see Note 8 "Income Taxes" in the Notes to the Consolidated Financial Statements in this Annual Report.

Contingencies and litigation. We are currently involved in certain legal proceedings. We estimate a range of liability related to pending litigation where the amount and range of loss can be estimated. We record our estimate of a loss when the loss is considered probable and reasonably estimable. Where a liability is probable and there is a range of estimated loss and no amount in the range is more likely than any other number in the range, we record the minimum estimated liability related to the claim in accordance with FASB ASC Topic 450, *Contingencies*. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of potential liability could materially impact our results of operations. See Note 14 of the Notes to Consolidated Financial Statements contained within this Annual Report for a further discussion of our legal proceedings.

Recent Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements contained within this Annual Report for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate and Foreign Currency Risks

We are exposed to market risk, primarily related to interest rates and foreign currency exchange rates.

Exposure to market risk for changes in interest rates relates to our outstanding debt. We are exposed to interest rate risk, primarily through our borrowing activities under the Credit Agreement discussed under "Liquidity and Capital Resources" above. Based on our current outstanding balances, a 1% change in the SOFR would not materially impact our financial position and results of operations. We manage exposure to these risks through our operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments were contracted with investment grade counterparties to reduce exposure to interest rate risk on our prior credit facilities. Please see Note 16 in the accompanying Consolidated Financial Statements for information on our outstanding derivative financial instruments as of December 29, 2024.

We are also exposed to market risk due to the current phase out of LIBOR and the subsequent replacement with alternative reference rates, including SOFR. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely impact our interest rates and related interest expense. Risks and uncertainties related to the LIBOR phase out are further described in Part I, Item 1A. Risk Factors- "The discontinuance of LIBOR and the replacement of LIBOR with an alternative reference rate may adversely affect our borrowing costs and could impact our business and results of operations."

Exposure to market risk for foreign currency exchange rate risk is related to receipts from customers, payments to suppliers and intercompany loans denominated in foreign currencies. Accordingly, a strengthening of the U.S. dollar ("USD") or a strengthening of certain foreign currencies, such as the Israeli Shekel, will negatively impact revenues and gross margins expressed in consolidated USD terms. For instance, in our Israeli business, we are paid in USD for work performed but our cost of sales (payroll, materials, subcontract costs, etc.) are paid in Israeli Shekel. We currently enter into limited foreign currency forward contracts to manage foreign currency exchange rate risk because exchange rate fluctuations have had, and we expect will have, minimal impact on our operating results and cash flows. Based on our overall foreign currency rate exposure as of December 29, 2024, including the limited derivative financial instruments that we have entered into to manage this risk, a 10% appreciation or depreciation of the USD from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

Our cash and cash equivalents as of December 29, 2024 were $329.3 million and are primarily invested in money market interest bearing accounts. A hypothetical 10% adverse change in the average interest rate on our money market cash investments and short-term investments would have had no material effect on our net income for the year ended December 29, 2024.

Inflation Risk

Inflation has increased during the period covered by this Annual Report, and is expected to continue to increase for the near future. Inflationary factors, such as increases in the cost of our materials, supplies, and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience some effect if inflation rates continue to rise. Significant adverse changes in inflation and prices in the future could result in material losses.

Commodity Price Risk Management

We purchase commodities for use in our manufacturing processes. We typically purchase these commodities at market prices, and as a result are affected by market price fluctuations. We have decided not to hedge these exposures as they are deemed immaterial.

Item 8. Financial Statements and Supplementary Data.

Our Consolidated Financial Statements and supplementary data required by this item are set forth at the pages indicated in Item 15(a) (1) and 15(a) (2), respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) and 15d-15(b) promulgated under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 29, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f), designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or because the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 29, 2024.

Our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 29, 2024.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial accounting and reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter of the fiscal year ended December 29, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

(b) **Rule 10b5-1 Trading Plans**

During the fiscal quarter ended December 29, 2024, none of our directors or officers (as defined in Rule 16a-1 under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 105b-1 trading arrangement" (as those terms are defined in Item 408 of Regulation S-K), except as described in the table below:

Name	Title	Action	Applicable Date	Expiration Date	Rule 10b5-1 Trading Arrangement? (Y/N)[1]	Aggregated Number of Securities Subject to Trading Arrangement
Phillip Carrai	President, Space, Training & Cyber Solutions Division	Adopted	11/15/2024	12/31/2025	Y	66,000 [2]

[1]Denotes whether the trading arrangement is intended to satisfy the affirmative defense of Rule 10b5-1(c).
[2]This number represents the maximum number of shares of our common stock that may be sold pursuant to the trading arrangement. The number of shares actually sold will depend on the satisfaction of certain conditions set forth in the trading arrangement.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Kratos has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other individuals associated with us that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Annual Report to be filed with the SEC within 120 days after the close of our fiscal year ended December 29, 2024.

Item 11. ***Executive Compensation.***

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Annual Report to be filed with the SEC within 120 days after the close of our fiscal year ended December 29, 2024.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Annual Report to be filed with the SEC within 120 days after the close of our fiscal year ended December 29, 2024.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Annual Report to be filed with the SEC within 120 days after the close of our fiscal year ended December 29, 2024.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Annual Report to be filed with the SEC within 120 days after the close of our fiscal year ended December 29, 2024.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a)(1) Financial Statements

The Consolidated Financial Statements of Kratos Defense & Security Solutions, Inc. and Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, are included in a separate section of this Annual Report beginning on page F-1.

(a)(2) Financial Statement Schedules

All schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or the notes thereto.

(b) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	Filing Date (File No.)	Exhibit	Filed-Furnished Herewith
2.1	Stock Purchase Agreement, dated February 28, 2018 among Kratos Defense & Security Solutions, Inc., Kratos Public Safety Security Solutions, Inc. and Securitas Electronic Security, Inc.	10-Q	05/10/2018 (001-34460)	2.2	
2.2***	Purchase Agreement, dated February 27, 2019, by and among Kratos Defense & Security Solutions, Inc., Shirley Brostmeyer, ("SB"), Joseph Brostmeyer ("JB"), certain trusts established by SB, JB and members of their immediate family, and JB, as the Sellers Representative.	10-Q	05/08/2019 (001-34460)	2.3	
3.1	Amended and Restated Certificate of Incorporation of Kratos Defense & Security Solutions, Inc., as amended.	10-K	02/27/2017 (001-34460)	3.1	
3.2	Third Amended and Restated Bylaws of Kratos Defense & Security Solutions, Inc.	8-K	05/24/2024 (001-34460)	3.1	
4.1	Specimen Stock Certificate.	10-K	02/27/2017 (001-34460)	4.1	
4.2	Description of Equity Securities Registered under Section 12 of the Exchange Act.	10-K	02/24/2020 (001-34460)	4.4	
10.1#	Form of Indemnification Agreement by and between Kratos Defense & Security Solutions, Inc. and its directors and executive officers.	10-Q	08/04/2011 (001-34460)	10.8	
10.2#	Amended and Restated 1999 Employee Stock Purchase Plan.	S-8	07/31/2017 (001-34460)	99.1	
10.3#	2005 Equity Incentive Plan.	S-8	08/01/2005 (333-127060)	99.2	
10.4#	Form of Stock Option Agreement pursuant to the 2005 Equity Incentive Plan.	S-8	08/01/2005 (333-127060)	99.1	
10.5#	Form of Restricted Stock Unit Agreement and Form of Notice of Grant of Restricted Stock Units under the 2005 Equity Incentive Plan.	8-K	01/17/2007 (000-27231)	99.3	
10.6#	2011 Equity Incentive Plan.	DEF 14A	04/15/2011 (001-34460)	n/a	
10.7#	Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Award Agreement pursuant to the 2011 Equity Incentive Plan.	8-K	11/18/2011 (001-34460)	10.2	
10.8#	2014 Equity Incentive Plan.	8-K	06/05/2020 (001-34460)	10.1	
10.9#	Form of Restricted Stock Unit Grant & Notice and Form of Restricted Stock Unit Award Agreement pursuant to the 2014 Equity Incentive Plan.	10-K	02/24/2020 (01-34460)	10.15	
10.10#	Second Amended and Restated Executive Employment Agreement, dated as of August 4, 2011, by and between Kratos Defense & Security Solutions, Inc. and Eric DeMarco.	10-Q	08/04/2011 (001-34460)	10.3	
10.11#	Second Amended and Restated Severance and Change of Control Agreement, dated as of August 4, 2011, by and between Kratos Defense & Security Solutions, Inc. and Deanna Lund.	10-Q	08/04/2011 (001-34460)	10.4	
10.12	Amended and Restated Credit and Security Agreement, dated as of November 20, 2017, among Kratos Defense & Security Solutions, Inc., as Borrower, the lenders named therein, SunTrust Bank, as Agent, and SunTrust Robinson Humphrey, Inc., as Lead Arranger and Sole Book Runner.	8-K	11/21/2017 (001-34460)	10.1	
10.13	First Amendment to Amended and Restated Credit and Security Agreement, dated June 11, 2018, among Kratos Defense & Security Solutions, Inc., as Borrower, each of the Credit Parties and Required Lenders party thereto and SunTrust Bank as Agent.	8-K	06/13/2018 (001-34460)	10.1	
10.14	Office Lease, dated as of May 1, 2017, by and between Kratos Defense & Security Solutions, Inc. and TPP 212 Scripps, LLC.	10-Q	05/04/2017 (001-34460)	10.2	
10.15	Exchange Agreement, dated February 27, 2019, by and among Kratos Defense & Security Solutions, Inc., FTT CORE, LLC, Florida Turbine Technologies, Inc., Shirley Brostmeyer ("SB"), Joseph Brostmeyer ("JB"), and certain trusts established by SB, JB and members of their immediate family and JB, as the Sellers Representative.	10-Q	05/08/2019 (001-34460)	10.2	
10.16	Amended and Restated Lease Agreement, dated as of December 20, 2019, by and between STORE Capital Acquisitions, LLC and Kratos RT Logic, Inc.	10-K	02/22/2022 (001-34460)	10.18	
10.17	First Amendment to Exchange Agreement, dated as of February 18, 2022, by and among Kratos Defense & Security Solutions, Inc., FTT CORE, LLC, Florida Turbine Technologies, Inc., Shirley Brostmeyer ("SB"), Joseph Brostmeyer ("JB"), and certain trusts established by SB, JB and members of their immediate family and JB, as the Sellers Representative.	10-K	02/22/2022 (001-34460)	10.19	
10.18	Credit Agreement, dated as of February 18, 2022, among Kratos Defense and Security Solutions, Inc., as Borrower, the lenders from time to time party hereto, and Truist Bank, as Administrative Agent.	8-K	02/22/2022 (001-34460)	10.1	
10.19	Equity Purchase Agreement, date as of June 13, 2022, by and among Kratos Defense & Security Solutions, Inc., Joseph Brostmeyer ("JB"), Shirley Brostmeyer ("SB"), and certain trusts established by JB, SB and members of their immediate family, as Sellers.	10-Q	08/04/2022 (001-34460)	10.1	
10.20	Equity Purchase Agreement, date as of June 21, 2024, by and among Kratos Defense & Security Solutions, Inc., Joseph Brostmeyer ("JB"), Shirley Brostmeyer ("SB"), and certain trusts established by JB, SB and members of their immediate family, as Sellers.	10-Q	08/07/2024 (001-34460)	10.1	
10.21	Kratos Defense & Security Solutions, Inc. 2023 Equity Incentive Plan	S-8	05/24/2023 (333-272172)	99.1	

10.22	Kratos Defense & Security Solutions, Inc. 2023 Employee Stock Purchase Plan	S-8	05/24/2023 (333-272172)	99.2	
10.23	Employment Agreement, effective January 1, 2023 by and between Kratos Defense and Security Systems, Inc. and Phil Carrai.	10-K	02/13/2024 (001-34460)	10.22	
10.24	Employment Agreement, effective January 1, 2024 by and between Kratos Defense and Security Systems, Inc. and Steve Fendley.	10-K	02/13/2024 (001-34460)	10.23	
19.1	Insider Trading Policy				*
21.1	List of Subsidiaries.				*
23.1	Consent of Independent Registered Public Accounting Firm.				*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.				*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.				*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Eric M. DeMarco.				**
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Deanna Lund.				**
97	Kratos Defense & Security Solutions, Inc. Compensation Recovery Policy	10-K	02/13/2024 (001-34460)	97	
101.INS	Inline XBRL Instance Document the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				*
101.SCH	Inline XBRL Taxonomy Extension Schema Document				*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)				*

---

*   Filed herewith.

**   This certification is deemed not filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

***   Certain confidential information contained in this Exhibit has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

\#   Management contract or compensatory plan or arrangement.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

Item 16. *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

Kratos Defense & Security Solutions, Inc.

By: _____/s/ Eric M. DeMarco_____

Eric M. DeMarco
President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Eric M. DeMarco Eric M. DeMarco	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2025
/s/ Deanna H. Lund Deanna H. Lund	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	February 26, 2025
/s/ Maria Cervantes de Burgreen Maria Cervantes de Burgreen	Vice President and Corporate Controller (Principal Accounting Officer)	February 26, 2025
/s/ Scott Anderson Scott Anderson	Director	February 26, 2025
/s/ Bradley Boyd Bradley Boyd	Director	February 26, 2025
/s/ Bobbi Doorenbos Bobbi Doorenbos	Director	February 26, 2025
/s/ William Hoglund William Hoglund	Director	February 26, 2025
/s/ Scot Jarvis Scot Jarvis	Director	February 26, 2025
/s/ Amy Zegart Amy Zegart	Director	February 26, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Kratos Defense & Security Solutions, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Kratos Defense & Security Solutions, Inc. and subsidiaries (the "Company") as of December 29, 2024 and December 31, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three fiscal years in the period ended December 29, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 29, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 29, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Cost Estimates for Fixed-Price Contracts — Refer to Note 1 to the consolidated financial statements

Critical Audit Matter Description

The Company recognizes revenue over time using the cost-to-cost method (cost incurred relative to total estimated cost at completion) for most of its fixed-price contracts. Management must make various assumptions and estimates regarding technical, schedule and cost aspects of these contracts to develop estimates of cost at completion. A significant change in cost estimates could affect the overall profitability and timing of revenue recognition related to one or more of its fixed-price contracts.

Given the complexity of certain fixed-price contracts at the Company, the limited amount of historical activity in certain instances, and significant judgment and estimates necessary to estimate future costs and margin at completion, auditing these estimates involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our auditing procedures related to the cost estimates for fixed-price contracts included the following:

- We tested the effectiveness of internal controls over the development of cost estimates, including the underlying assumptions and key inputs into the development of the estimated cost at completion.
- Based on individual risk characteristics identified, we selected certain contracts for testing and performed the following procedures.
    - Evaluated the reasonableness of management's estimates of cost at completion to actual costs and profits of similar previously completed contracts, when applicable, and obtained supporting documentation on the appropriateness of the timing and amounts of changes in the estimates.
    - Tested the mathematical accuracy of management's calculation of revenue recognized during the period, including revenue adjustments recorded as a result changes in margin and estimates of cost at completion.
    - Performed inquiries of the Company's project managers and others directly involved with the contracts to evaluate and understand project status, engineering specifications, labor requirements, suppliers, correspondence with customers, and project challenges and opportunities, which may affect total estimated costs to complete.
- We performed retrospective reviews on selected contracts, comparing actual performance to estimated performance, when evaluating management's ability to estimate costs.

/s/ Deloitte & Touche LLP

San Diego, CA
February 26, 2025

We have served as the Company's auditor since 2013.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
December 29, 2024 and December 31, 2023
(in millions, except par value and number of shares)

	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 329.3	$ 72.8
Accounts receivable, net	117.5	128.8
Unbilled receivables, net	206.3	200.4
Inventoried costs, net	162.1	156.2
Prepaid expenses	18.0	16.0
Other current assets	38.9	20.0
Total current assets	872.1	594.2
Property, plant and equipment, net	288.2	243.6
Operating lease right-of-use assets, net	37.6	45.7
Goodwill	568.9	569.1
Intangible assets, net	53.8	62.4
Other assets	130.3	117.5
Total assets	$ 1,950.9	$ 1,632.5
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 82.0	$ 63.1
Accrued expenses	38.8	35.4
Accrued compensation	71.9	64.7
Billings in excess of costs and earnings on uncompleted contracts	76.3	101.8
Current portion of operating lease liabilities	11.3	12.1
Current portion of finance lease obligations	1.9	1.3
Other current liabilities	14.5	14.1
Total current liabilities	296.7	292.5
Long-term debt	174.6	219.3
Operating lease liabilities, net of current portion	29.8	37.8
Finance lease liabilities, net of current portion	64.4	50.9
Other long-term liabilities	32.2	33.5
Total liabilities	597.7	634.0
Commitments and contingencies (Note 14)		
Redeemable noncontrolling interest	—	22.5
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000,000 authorized, 0 shares issued and outstanding at December 29, 2024 and December 31, 2023	—	—
Common stock, $0.001 par value, 195,000,000 shares authorized; 151,092,292 and 129,286,964 shares issued and outstanding at December 29, 2024 and December 31, 2023, respectively	0.2	—
Additional paid-in capital	2,017.4	1,654.5
Accumulated other comprehensive income	(0.5)	1.7
Accumulated deficit	(663.9)	(680.2)
Total stockholders' equity	1,353.2	976.0
Total liabilities and stockholders' equity	$ 1,950.9	$ 1,632.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 29, 2024, December 31, 2023, and December 25, 2022
(in millions, except per share amounts)

	2024	2023	2022
Service revenues	$ 423.4	$ 402.6	$ 325.2
Product sales	712.9	634.5	573.1
Total revenues	1,136.3	1,037.1	898.3
Cost of service revenues	310.0	303.2	239.0
Cost of product sales	539.1	465.3	433.3
Total costs	849.1	768.5	672.3
Gross profit	287.2	268.6	226.0
Selling, general and administrative expenses	214.0	197.8	182.8
Merger and acquisition related items	0.7	0.4	0.7
Research and development expenses	40.3	38.4	38.6
Restructuring expenses and other	3.2	0.9	6.8
Operating income (loss)	29.0	31.1	(2.9)
Other expense:			
Interest expense, net	(3.0)	(20.5)	(17.7)
Loss on extinguishment of debt	—	—	(13.0)
Other income, net	0.5	0.5	0.6
Total other expense, net	(2.5)	(20.0)	(30.1)
Income (loss) before income taxes	26.5	11.1	(33.0)
Provision for income taxes	10.2	8.7	0.2
Net income (loss) from consolidated operations	16.3	2.4	(33.2)
Less: Net income attributable to noncontrolling interest	—	11.3	3.7
Net income (loss) attributable to Kratos	$ 16.3	$ (8.9)	$ (36.9)
Basic income (loss) per common share attributable to Kratos	$ 0.11	$ (0.07)	$ (0.29)
Diluted income (loss) per common share attributable to Kratos:	$ 0.11	$ (0.07)	$ (0.29)
Weighted average common shares outstanding:			
Basic	149.0	130.4	126.7
Diluted	150.9	130.4	126.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 29, 2024, December 31, 2023, and December 25, 2022
(in millions, except per share amounts)

	2024	2023	2022
Net income (loss) from consolidated operations	$ 16.3	$ 2.4	$ (33.2)
Change in unrealized cash flow hedge (net of taxes of $0.2 million, at December 29, 2024, and $0.2 million at December 31, 2023).	0.1	0.7	—
Change in cumulative translation adjustment	(2.2)	1.9	(2.3)
Postretirement benefit reserve adjustment net of tax	(0.1)	(0.1)	0.9
Total other comprehensive income (loss), net of tax	(2.2)	2.5	(1.4)
Comprehensive income (loss), net of tax	14.1	4.9	(34.6)
Less: Comprehensive income attributable to noncontrolling interest	—	11.3	3.7
Comprehensive income (loss) attributable to Kratos, net of tax	$ 14.1	$ (6.4)	$ (38.3)

The accompanying notes are an integral part of these Consolidated Financial Statements.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 29, 2024, December 31, 2023, and December 25, 2022
(in millions)

	Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
		Shares	Amounts				
Balance, December 26, 2021	$ 15.2	124.0	$ —	$ 1,578.9	$ 0.6	$ (634.4)	$ 945.1
Stock-based compensation	—	—	—	26.3	—	—	26.3
Issuance of common stock for employee stock purchase plan, options and stock awards	—	0.5	—	6.2	—	—	6.2
Restricted stock issued and related taxes	—	1.0	—	(12.5)	—	—	(12.5)
Issuance of common stock	—	0.3	—	5.0	—	—	5.0
Net income (loss) from consolidated operations	3.7	—	—	—	—	(36.9)	(36.9)
Other comprehensive loss, net of tax	—	—	—	—	(1.4)	—	(1.4)
Acquisition of noncontrolling interest	(7.7)	0.2	—	4.5	—	—	4.5
Balance, December 25, 2022	11.2	126.0	—	1,608.4	(0.8)	(671.3)	936.3
Stock-based compensation	—	—	—	25.3	—	—	25.3
Issuance of common stock for employee stock purchase plan, options and stock awards	—	0.8	—	6.5	—	—	6.5
Restricted stock issued and related taxes	—	0.7	—	(3.7)	—	—	(3.7)
Issuance of common stock	—	1.0	—	14.8	—	—	14.8
Gain on interest rate swap contract	—	—	—	—	0.7	—	0.7
Net income (loss) from consolidated operations	11.3	—	—	—	—	(8.9)	(8.9)
Other comprehensive income, net of tax	—	—	—	—	1.8	—	1.8
Acquisition of noncontrolling interest	—	0.8	—	3.2	—	—	3.2
Balance, December 31, 2023	22.5	129.3	—	1,654.5	1.7	(680.2)	976.0
Stock-based compensation	—	—	—	29.8	—	—	29.8
Issuance of common stock for employee stock purchase plan, options and stock awards	—	0.6	—	8.2	—	—	8.2
Restricted stock issued and related taxes	—	1.4	—	(17.4)	—	—	(17.4)
Issuance of common stock for equity raise		19.2	0.2	330.5			330.7
Issuance of common stock for acquisitions	—	—	—	0.5	—	—	0.5
Gain on interest rate swap contract					0.1	—	0.1
Net income (loss) from consolidated operations	—	—	—	—	—	16.3	16.3
Other comprehensive loss, net of tax	—	—	—	—	(2.3)	—	(2.3)
Acquisition of noncontrolling interest	(22.5)	0.6	—	11.3	—	—	11.3
Balance, December 29, 2024	$ —	151.1	$ 0.2	$ 2,017.4	$ (0.5)	$ (663.9)	$ 1,353.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 29, 2024, December 31, 2023, and December 25, 2022
(in millions)

	2024	2023	2022
Operating activities:			
Net income (loss) from consolidated operations	$ 16.3	$ 2.4	$ (33.2)
Adjustments to reconcile income (loss) from consolidated operations to net cash provided by (used in) operating activities:			
Depreciation and amortization	40.3	33.2	30.5
Deferred income taxes	4.4	2.5	(3.1)
Amortization of lease right-of-use assets	11.6	11.5	10.4
Stock-based compensation	29.8	25.3	26.3
Loss on extinguishment of debt	—	—	13.0
Amortization of deferred financing costs	0.7	0.7	0.8
Provision for doubtful accounts	—	1.0	—
Litigation settlement charges	—	—	5.5
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	11.2	(13.1)	(4.9)
Unbilled receivables	(6.1)	14.4	(22.4)
Inventoried costs	(5.0)	(29.6)	(23.8)
Prepaid expenses	(1.8)	(3.9)	(1.9)
Other assets	(35.6)	(12.3)	(18.7)
Operating lease liabilities	(12.4)	(11.4)	(10.5)
Accounts payable	15.1	4.4	4.5
Accrued expenses	1.7	1.4	5.6
Accrued compensation	7.0	12.4	0.8
Billings in excess of costs and earnings on uncompleted contracts	(25.7)	28.4	2.7
Income tax receivable and payable	(0.3)	(0.5)	0.1
Other liabilities	(1.5)	(1.6)	(7.4)
Net cash provided by (used in) operating activities	49.7	65.2	(25.7)
Investing activities:			
Cash paid for acquisitions, net of cash acquired	(11.5)	0.3	(132.2)
Proceeds from sale of assets	—	8.3	0.2
Capital expenditures	(58.2)	(52.4)	(45.4)
Net cash used in investing activities	(69.7)	(43.8)	(177.4)
Financing activities:			
Proceeds from the issuance of long-term debt	—	—	200.0
Proceeds from the issuance of common stock, net of issuance costs	330.7	—	—
Borrowing under credit facility	10.0	69.0	100.0
Redemption of Senior Secured Notes	—	—	(309.8)
Repayment under credit facility, term loan and other debt	(52.5)	(101.0)	(42.5)
Payments of employee taxes withheld from share-based awards	(17.4)	(3.7)	(12.5)
Debt issuance costs	—	—	(3.3)
Payments under finance leases	(1.4)	(1.5)	(1.4)
Proceeds from shares issued under equity plans	8.2	6.5	6.2
Net cash provided by (used in) financing activities	277.6	(30.7)	(63.3)
Net cash provided (used)	257.6	(9.3)	(266.4)
Effect of exchange rate changes on cash and cash equivalents	(1.1)	0.8	(1.7)
Net increase (decrease) in cash and cash equivalents	256.5	(8.5)	(268.1)
Cash, and cash equivalents at beginning of year	72.8	81.3	349.4
Cash and cash equivalents at end of year	$ 329.3	$ 72.8	$ 81.3
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 14.6	$ 19.6	$ 13.7
Net cash paid during the year for income taxes	$ 5.0	$ 6.5	$ 4.4
Non-cash financing and investing activities:			
Financing lease obligations incurred	$ 15.4	6.9	9.1
Capital expenditures included in accounts payable and accrued expenses	$ 8.8	$ 0.6	$ 2.7
Common stock issuance for purchase of noncontrolling interests	$ 11.3	$ 10.7	$ 2.7
Common stock issuance for acquisition	$ 0.5	$ 14.8	$ 5.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1. Organization and Summary of Significant Accounting Policies

All references to the "Company" and "Kratos" refer to Kratos Defense & Security Solutions, Inc., a Delaware corporation, and its subsidiaries.

(a) Description of Business

Kratos is a technology, products, system and software company addressing the defense, national security, and commercial markets. Kratos makes true internally funded research, development, capital and other investments, to rapidly develop, produce and field solutions that address our customers' mission critical needs and requirements. At Kratos, affordability is a technology, and the Company seeks to utilize proven, leading edge approaches and technology, not unproven bleeding edge approaches or technology, with Kratos' approach designed to reduce cost, schedule and risk, and enable the Company to be first to market with cost effective solutions. Kratos believes that it is known as the innovative disruptive change agent in the industry, a company that is an expert in designing products and systems up front for successful rapid, large quantity, low cost future manufacturing, which is a value add competitive differentiator for the Company's large traditional prime system integrator partners and also for the Company's government and commercial customers. Kratos intends to pursue program and contract opportunities as the prime or lead contractor when we believe that our probability of win is high and any investment required by Kratos is within our capital resource comfort level. Kratos intends to partner and team with a large, traditional system integrator when our assessment of probability of win is greater or when the required investment is beyond Kratos' comfort level. Kratos' primary business areas include, virtualized ground systems for satellites and space vehicles, including software for command & control (C2) and telemetry, tracking and control (TT&C), jet powered unmanned aerial drone systems, hypersonic vehicles and rocket systems, propulsion systems for drones, missiles, loitering munitions, supersonic systems, space craft and launch systems, C5ISR and microwave electronic products for missile, radar, missile defense, space, satellite, counter UAS, directed energy, communication and other systems, and virtual and augmented reality training systems for the warfighter.

The Company conducts most of its business with the U.S. Government (which includes foreign military sales) and performs work as the prime contractor, subcontractor, or preferred supplier. The Company also conducts business with local, state, and foreign governments and domestic and international commercial customers.

The Company operates in two reportable segments. The Kratos Government Solutions ("KGS") reportable segment is comprised of an aggregation of KGS operating segments, including its microwave electronic products, space, satellite, training and cybersecurity, C5ISR/modular systems, turbine technologies and defense and rocket support services operating segments. The Unmanned Systems ("US") reportable segment is comprised of an aggregation of US operating segments, including its unmanned aerial system and unmanned ground and seaborne system products.

The Company organizes its operating segments based primarily on the nature of the products, solutions and services offered. Transactions between segments are negotiated and accounted for under terms and conditions similar to other government and commercial contracts, and these intercompany transactions are eliminated in consolidation. For additional information regarding the Company's operating segments, see Note 13 of these Notes to Consolidated Financial Statements.

Certain prior year items have been reclassified to be consistent with current year presentation.

(b) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Kratos and its consolidated subsidiaries, for which all intercompany transactions have been eliminated in consolidation.

(c) Fiscal Year

The Company has a 52/53 week fiscal year ending on the last Sunday of the calendar year, with interim fiscal periods ending on the last Sunday of each calendar quarter. There were 52 calendar weeks in the fiscal years ending on December 29, 2024 and December 25, 2022, and 53 calendar weeks in the fiscal years ending on December 31, 2023.

(d) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include revenue recognition, valuation of long-lived assets including identifiable intangibles and goodwill, accounting for income taxes including the related valuation allowance on the deferred tax asset and uncertain tax positions, contingencies and litigation, contingent acquisition consideration, and stock-based compensation. In the future, the Company may realize actual results that differ from the current reported estimates and if the estimates that the Company has used change in the future, such changes could have a material impact on the Company's consolidated financial position, results of operations and cash flows.

(e) Revenue Recognition

Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") ASU 2014-09, *Revenue from Contracts with Customers,* and the related amendments, which are codified into Accounting Standards Codification ("ASC") 606 ("ASC 606").

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Once the contract is identified and determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under ASC 606. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected-cost-plus-margin approach, under which the Company forecasts the expected costs of satisfying a performance obligation and then adds an appropriate margin for that distinct good or service.

For the majority of contracts, the Company satisfies the underlying performance obligations over time as the customer obtains control or receives benefits as work is performed on the contract. The Company generally recognizes revenue over time as work is performed on long-term contracts because of continuous transfer of control to the customer. For U.S. government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay for costs incurred plus a reasonable profit and take control of any work in process. Similarly, for non-U.S. government contracts, the customer typically controls the work in process as evidenced either by contractual termination clauses or by our rights to payment of the transaction price associated with work performed to date on products or services that do not have an alternative use to the Company. As a result, under ASC 606 revenue is recognized over time using the cost-to-cost method (cost incurred relative to total estimated cost at completion).

Remaining Performance Obligations

Revenues from remaining performance obligations are calculated as the dollar value of the remaining performance obligations on executed contracts. On December 29, 2024, the Company had approximately $1,445.1 million of remaining performance obligations. The Company expects to recognize approximately 57% of the remaining performance obligations as revenue in 2025, an additional 17% in 2026, and the balance thereafter.

Contract Estimates

Due to the nature of the work required to be performed on many performance obligations, the estimation of total cost at completion is complex, subject to many variables and requires significant judgment. On a quarterly basis, the Company conducts its contract cost Estimate at Completion ("EAC") process by reviewing the progress and execution of outstanding performance obligations within its contracts. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities and the related changes in estimates of revenues and costs. The risks and opportunities include management's judgment about the ability and cost to achieve the schedule (e.g., the number and type of milestone events), technical requirements (e.g., a newly-developed product versus a mature product) and other contract requirements. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the performance obligation (e.g., to estimate increases in wages and prices for materials and related support cost allocations), execution by subcontractors, the availability and timing of funding from customers and overhead cost rates, among other variables.

In addition, certain of the Company's long-term contracts contain award fees, incentive fees, or other provisions that can either increase or decrease the transaction price. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. Variable consideration is estimated at the most likely amount to which the Company is expected to be entitled. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information (historical, current and forecasted) that is reasonably available.

Contracts are often modified to account for changes in contract specifications and requirements. Contract modifications are considered to exist when the modification either creates new or changes the existing enforceable rights and obligations. Most of the Company's contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

As a result of the EAC process, any quarterly adjustments to revenues, cost of sales, and the related impact to operating income are recognized as necessary in the period they become known. These adjustments may result from positive program performance, and may result in an increase in operating income during the performance of individual performance obligations, if it is determined the Company will be successful in mitigating risks surrounding the technical, schedule and cost aspects of those performance obligations or realizing related opportunities. Likewise, these adjustments may result in a decrease in operating income if it is determined the Company will not be successful in mitigating these risks or realizing related opportunities. Changes in estimates of net sales, cost of sales and the related impact to operating income are recognized quarterly on a cumulative catch-up basis, which recognizes in the current period the cumulative effect of the changes on current and prior periods. A significant change in one or more of these estimates could affect the profitability of one or more of the Company's contracts. When estimates of total costs to be incurred on a performance obligation exceed total estimates of revenue to be earned, a provision for the entire loss on the performance obligation is recognized in the period the loss is determined. No cumulative catch-up adjustment on any one contract was material to the Company's consolidated financial statements for the years ended December 29, 2024, December 31, 2023 and December 25, 2022. Likewise, total cumulative catch-up adjustments were not material for the years ended December 29, 2024, December 31, 2023 and December 25, 2022. As of December 29, 2024 and December 31, 2023, accrued expenses included the accrual for losses on contracts of $2.9 million and $2.0 million, respectively.

Contract Assets and Liabilities

For each of the Company's contracts, the timing of revenue recognition, customer billings, and cash collections results in a net contract asset or liability at the end of each reporting period. Fixed-price contracts are typically billed to the customer either using progress payments, whereby amounts are billed monthly as costs are incurred or work is completed, or performance based payments, which are based upon the achievement of specific, measurable events or accomplishments defined and valued at contract inception. Cost-type contracts are typically billed to the customer on a monthly or semi-monthly basis.

Contract assets consist of unbilled receivables, primarily related to long-term contracts where revenue recognized under the cost-to-cost method exceeds amounts billed to customers. Unbilled receivables are classified as current assets and, in accordance with industry practice, include amounts that may be billed and collected beyond one year due to the long term nature of many of the Company's contracts. Accumulated contract costs in unbilled receivables include direct production costs, factory and engineering overhead, production tooling costs, and, for government contracts, recovery of allowable general and administrative expenses. Unbilled receivables also include certain estimates of variable consideration described above. The Company's contracts that give rise to contract assets are not considered to include a significant financing component as the

payment terms are intended to protect the customer in the event the Company does not perform on its obligations under the contract.

Contract liabilities include advance payments and billings in excess of revenue recognized. Certain customers make advance payments prior to the satisfaction of the Company's performance obligations on the contract. These amounts are recorded as contract liabilities until such performance obligations are satisfied, either over time as costs are incurred or at a point in time when deliveries are made. The Company's contracts that give rise to contract liabilities do not include a significant financing component as the underlying advance payments received are generally utilized to pay for contract costs within a one-year period or are used to ensure the customer meets contractual requirements.

Net contract assets and liabilities are as follows (in millions):

	December 29, 2024	December 31, 2023	Net Change
Contract assets	$ 206.3	$ 200.4	$ 5.9
Contract liabilities	$ 76.3	$ 101.8	$ (25.5)
Net contract assets	$ 130.0	$ 98.6	$ 31.4

The change in the balances of the Company's contract assets and liabilities primarily results from timing differences between revenue recognition and customer billings and/or payments. Contract assets increased $5.9 million during the year ended December 29, 2024, primarily due to more unbilled receivables. There were no significant impairment losses related to any receivables or contract assets arising from the Company's contracts with customers during the year ended December 29, 2024. Contract liabilities decreased $25.5 million during the year ended December 29, 2024, primarily due to payments received less than revenue recognized on these performance obligations. For the years ended December 29, 2024 and December 31, 2023, the Company recognized revenue of $85.8 million and $48.1 million, respectively, that was previously included in the beginning balance of contract liabilities.

Disaggregation of Revenue

The following series of tables presents the Company's revenue disaggregated by several categories. For the majority of contracts, revenue is recognized over time as work is performed on the contract. Revenue by contract type was as follows (in millions):

	Year Ended December 29, 2024	Year Ended December 31, 2023	Year Ended December 25, 2022
Kratos Government Solutions			
Fixed price	$ 571.5	$ 566.3	$ 476.1
Cost plus fee	233.9	209.5	158.4
Time and materials	60.4	49.1	42.1
Total Kratos Government Solutions	865.8	824.9	676.6
Unmanned Systems			
Fixed price	216.4	160.9	156.6
Cost plus fee	48.1	41.9	59.1
Time and materials	6.0	9.4	6.0
Total Unmanned Systems	270.5	212.2	221.7
Total Revenues	$ 1,136.3	$ 1,037.1	$ 898.3

Revenue by customer was as follows (in millions):

	Year Ended December 29, 2024	Year Ended December 31, 2023	Year Ended December 25, 2022
Kratos Government Solutions			
U.S. Government [1]	$ 528.0	$ 512.5	$ 420.4
International [2]	195.4	192.8	157.5
U.S. Commercial and other customers	142.4	119.6	98.7
Total Kratos Government Solutions	865.8	824.9	676.6
Unmanned Systems			
U.S. Government [1]	234.0	200.2	203.3
International [2]	31.3	9.2	15.6
U.S. Commercial and other customers	5.2	2.8	2.8
Total Unmanned Systems	270.5	212.2	221.7
Total Revenues	$ 1,136.3	$ 1,037.1	$ 898.3

[1] Sales to the U.S. Government include sales from contracts for which the Company is the prime contractor, as well as those for which the Company is a subcontractor and the ultimate customer is the U.S. Government. Each of the Company's segments derives substantial revenue from the U.S. Government. These sales include foreign military sales contracted through the U.S. Government. Revenues from U.S. Government agency customers in aggregate accounted for approximately 67%, 69% and 69% of total revenues in 2024, 2023, and 2022, respectively. Other than the U.S. Government, no sales from any customer exceeded 10% of total revenues in 2024, 2023, and 2022,

[2] International sales include sales from contracts for which the Company is the prime contractor, as well as those for which the Company is a subcontractor and the ultimate customer is an international customer. These sales include direct sales with governments outside the U.S. and commercial sales with customers outside the U.S.

Revenue by Geographic Area was as follows (in millions):

	Year Ended December 29, 2024	Year Ended December 31, 2023	Year Ended December 25, 2022
United States	$ 899.1	$ 830.3	$ 727.1
Other North America	18.6	13.9	9.9
Asia Pacific	61.7	64.1	59.8
Middle East	73.1	43.1	30.0
Europe	49.7	60.6	54.3
Other	34.1	25.1	17.2
Total Revenues	$ 1,136.3	$ 1,037.1	$ 898.3

For federal contracts, the Company follows U.S. Government procurement and accounting standards in assessing the allowability and the allocability of costs to contracts. Recurring evaluations of contract cost, scheduling and technical matters are performed by management. Costs incurred and allocated to contracts with the U.S. Government are scrutinized for compliance with regulatory standards by the Company's personnel, and are subject to audit by the Defense Contract Audit Agency ("DCAA").

From time to time, the Company may proceed with work based on customer direction prior to the completion and signing of formal contract documents. The Company has a formal review process for approving any such work. Revenue associated with such work is recognized only when the criteria to establish a contract under ASC 606 are met and the obligations under the contract are legally enforceable. As of December 29, 2024 and December 31, 2023, approximately $12.4 million and $13.0 million, respectively, of the Company's unbilled accounts receivable balance were under an authorization to proceed or work order from its customers where a formal purchase order had not yet been received.

(f) Inventoried costs

Inventoried costs are stated at the lower of cost or estimated net realizable value. Cost is determined using the average cost or first-in, first-out methods and the applicable method is applied consistently within an operating entity. The Company capitalizes labor, material, subcontractor and overhead costs as work-in-process for contracts where control has not yet passed to the customer. In addition, the Company capitalizes costs incurred to fulfill a contract in advance of contract award in inventories as work-in-process if it is determined that contract award is probable. Pursuant to contract provisions of U.S. Government contracts, such customers may have title to, or a security interest in inventories related to such contracts as a result of advances, performance-based payments, and progress payments.

The Company regularly reviews inventory quantities on hand, future purchase commitments with its suppliers, and the estimated utility of its inventory. If the Company's review indicates a reduction in utility below carrying value, it reduces its inventory to a new cost basis.

(g) Research and Development

Costs incurred in research and development activities are expensed as incurred in accordance with FASB ASC Topic 730, *Research and Development.*

(h) Income Taxes

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company maintains a valuation allowance on the deferred tax assets for which it is more likely than not that the Company will not realize the benefits of these tax assets in future tax periods. The valuation allowance is based on estimates of future taxable income by tax jurisdiction in which the Company operates, the number of years over which the deferred tax assets will be recoverable, and scheduled reversals of deferred tax liabilities.

In accordance with the recognition standards established by ASC Topic 740, *Income Taxes* ("Topic 740"), the Company makes a comprehensive review of its portfolio of uncertain tax positions regularly. In this regard, an uncertain tax position represents the Company's expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return or claim, which has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained by the taxing authorities, the Company has not recognized the tax benefits resulting from such positions and reports the tax effects as a liability for uncertain tax positions in its consolidated balance sheets.

(i) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, *Compensation-Stock Compensation* ("Topic 718"). All of the Company's stock-based compensation plans are considered equity plans under *Topic 718*, and compensation expense recognized is net of estimated forfeitures over the vesting period. The Company issues stock options and stock awards under its existing plans. The fair value of stock options is estimated on the date of grant using a Black-Scholes option-pricing model and is expensed on a straight-line basis over the remaining vesting period of the options, which is generally six or less years. The fair value of stock awards is determined based on the closing market price of the Company's common stock on the grant date and is adjusted at each reporting date based on the amount of shares ultimately expected to vest. Compensation expense for stock awards is expensed over the vesting period, usually five to ten years. Compensation expense for stock issued under the Company's employee stock purchase plan is estimated at the beginning date of the offering period using a Black-Scholes option-pricing model and is expensed on a straight-line basis over the period of the offering, which is generally six months.

When tax deductions from stock options and awards are less than the cumulative book compensation expense, the tax effect of the resulting difference is a shortfall. For the year ended December 29, 2024, an income tax expense of $0.2 million was recorded for shortfall generated from stock options and awards exercised in 2024. For the year ended December 31, 2023, an income tax expense of $0.4 million was recorded for shortfall generated from stock options and awards exercised in 2023. For the tax year ended December 25, 2022, an income tax benefit of $0.7 million was recorded for windfalls generated from stock options and awards exercised in 2022.

The following table shows the amounts recognized in the consolidated financial statements for stock-based compensation expense related to stock options, stock awards and stock offered under the Company's employee stock purchase plan (in millions).

	Year ended December 29, 2024	Year ended December 31, 2023	Year ended December 25, 2022
Selling, general and administrative expenses	$ 29.8	$ 25.3	$ 26.3
Total cost of employee stock-based compensation included in operating income (loss) from consolidated operations	$ 29.8	$ 25.3	$ 26.3

(j)   Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which results in bad debt expense. Management determines the adequacy of this allowance by periodically evaluating the comprehensive risk profiles of all individual customer receivable balances including, but not limited to, the customer's financial condition, credit agency reports, financial statements and overall current economic conditions. Additionally, on certain contracts whereby the Company performs services for a prime/general contractor, a specified percentage of the invoiced trade accounts receivable may be retained by the customer until the project is completed. The Company periodically reviews all retainages for collectability and records allowances for doubtful accounts when deemed appropriate, based on its assessment of the associated credit risks. Changes to estimates of contract value are recorded as adjustments to revenue and not as a component of the allowance for doubtful accounts. Individual accounts receivable are written off to the allowance for doubtful accounts when the Company becomes aware of a specific customer's inability to meet its financial obligation, and all collection efforts are exhausted.

The following table outlines the balance of the Company's allowance for doubtful accounts for 2024, 2023 and 2022. The table identifies the additional provisions each year as well as the write-offs that utilized the allowance (in millions).

Allowance for Doubtful Accounts	Balance at Beginning of Year	Provisions	Write-offs/ Recoveries	Balance at End of Year
Year ended December 25, 2022	$ 0.4	$ —	$ —	$ 0.4
Year ended December 31, 2023	$ 0.4	$ 1.0	$ (0.3)	$ 1.1
Year ended December 29, 2024	$ 1.1	$ —	$ —	$ 1.1

(k)   Cash and Cash Equivalents

The Company's cash equivalents consist of its highly liquid investments with an original maturity of three months or less when purchased by the Company.

(l)   Property and Equipment, Net

Property and equipment, net owned by the Company is depreciated over the estimated useful lives of individual assets. Equipment acquired under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset. Improvements, which significantly improve and extend the useful life of an asset, are capitalized and depreciated over the shorter of the lease period or the estimated useful life. Expenditures for maintenance and repairs are charged to operations as incurred.

Assets are depreciated predominately using the straight-line method, with the following lives:

	Years
Buildings and improvements	15 – 39
Machinery and equipment	3 – 20
Computer equipment and software	1 – 10
Vehicles, furniture, and office equipment	5
Leasehold improvements	Shorter of useful life or length of lease

(m)   Leases

The Company leases certain facilities, office space, vehicles and equipment. Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using an incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The Company has operating lease arrangements with lease and non-lease components. The non-lease components in these arrangements are not significant when compared to the lease components. For all operating leases, the Company accounts for the lease and non-lease components as a single component.in the calculation of the lease asset and corresponding liability.

Variable lease payments are generally expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the expense for these short-term leases is recognized on a straight-line basis over the lease term.

The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

See Note 6 for additional disclosures related to the Company's lease obligations.

(n)   Goodwill and Other Intangible Assets, Net

In accordance with the provisions of ASC Topic 350, *Intangibles-Goodwill and Other* ("Topic 350"), the Company performs impairment tests for goodwill and indefinite lived intangibles as of the last day of its fiscal October, or when evidence of potential impairment exists. When it is determined that impairment has occurred, a charge to operations is recorded. Goodwill and other purchased intangible asset balances are included in the identifiable assets of the operating segment to which they have been assigned. Any goodwill impairment, as well as the amortization of other purchased intangible assets, is charged against the respective segments' operating income.

In accordance with *Topic 350*, the Company classifies intangible assets into two categories: (1) intangible assets with finite lives subject to amortization and (2) intangible assets with indefinite lives not subject to amortization. Separately, the Company tests intangible assets with finite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations. The Company records an impairment charge when the carrying value of the finite lived intangible asset is not recoverable by the cash flows generated from the use of the asset.

The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors considered when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations that could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have finite lives are amortized, generally on a straight-line basis, over their useful lives, ranging from one to 15 years.

(o)   **Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of**

Long-lived assets are reviewed for impairment in accordance with ASC Topic 360, *Property, Plant, and Equipment*, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(p)   **Fair Value of Financial Instruments**

ASC Topic 825, *Financial Instruments,* requires that fair values be disclosed for the Company's financial instruments. The carrying amounts of cash equivalents, accounts receivable, accounts payable, accrued expenses, billings in excess of costs and earnings on uncompleted contracts, and income taxes payable, approximate fair value due to the short-term nature of these instruments. The fair value of the Company's long-term debt outstanding at December 29, 2024 is recorded at fair value. The fair value of the Company's Senior Secured Notes (as defined below in Note 5), which were redeemed on March 14, 2022, is based upon quoted market prices.

The Company uses forward exchange contracts to manage interest rate risk associated with our debts as well as foreign currency risks associated with certain transactions, specifically forecasted materials and salaries paid in foreign currencies. These derivative instruments are measured at fair value using observable market inputs such as forward rates. Based on these inputs, the derivative instruments are classified within Level 2 of the valuation hierarchy. At December 29, 2024, the derivative instruments were included in other current assets and other current liabilities on the Company's Condensed Consolidated Balance Sheets. The carrying amounts and the related fair values of the Company's derivative instruments measured at fair value on a recurring basis at December 29, 2024 and December 31, 2023, are presented in Note 16.

(q)   **Concentrations and Uncertainties**

The Company maintains cash balances at various financial institutions and such balances commonly exceed the $250,000 insured amount by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to any significant credit risk with respect to such cash and cash equivalents.

Financial instruments, which subject the Company to potential concentrations of credit risk, consist principally of the Company's billed and unbilled accounts receivable. The Company's accounts receivable result from sales to customers within the U.S. Government, state and local agencies and with commercial customers in various industries. The Company performs ongoing credit evaluations of its commercial customers. Credit is extended based on evaluation of the customer's financial condition and collateral is not required. Accounts receivable are recorded at the invoiced amount and do not bear interest. See Note 13 for a discussion of the Company's significant customers.

(r)   **Debt Issuance Costs**

Fees paid to obtain debt financing and revolving credit facilities or amendments under such debt financing and revolving credit facilities are treated as debt issuance costs and are capitalized and amortized over the expected term of the related debt or revolving credit facility and are shown as a financing activity in the consolidated statements of cash flows. Issuance costs related to debt are presented in the consolidated balance sheets as a direct deduction from the carrying amount of the associated debt liability. Issuance costs related to a revolving credit facility are included in other assets in the consolidated balance sheets.

(s)   **Interest Expense, Net**

Interest expense, net is summarized in the following table (in millions):

	Year ended December 29, 2024	Year ended December 31, 2023	Year ended December 25, 2022
Interest expense incurred primarily on indebtedness	$ (15.2)	$ (21.7)	$ (18.3)
Interest income	12.2	1.2	0.6
Interest expense, net	$ (3.0)	$ (20.5)	$ (17.7)

(t)   **Foreign Currency**

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are generally translated at end-of-period exchange rates. Translation adjustments are included as a separate component of accumulated other comprehensive loss.

The Company transacts with foreign customers in currencies other than the U.S. dollar. It experiences realized and unrealized foreign currency gains or losses on foreign denominated receivables. In addition, certain intercompany transactions give rise to realized and unrealized foreign currency gains or losses. Also, any other transactions between the Company or its subsidiaries and a third-party, denominated in a currency different from the functional currency, are foreign currency transactions.

The aggregate foreign currency transaction loss included in determining net income (loss) from consolidated operations for the years ended December 29, 2024, December 31, 2023, and December 25, 2022 was approximately $0.5 million, $1.7 million, and $0.1 million, respectively, which is included in other income (expense), net on the accompanying consolidated statements of operations and comprehensive income (loss).

(u)   **Recent Accounting Pronouncements**

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires all segment profit or loss and assets disclosures to be provided on an annual and interim basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning one year later. The amendments must be applied retrospectively to all prior periods presented. The Company has adopted ASU 2023-07 effective December 29, 2024. As a result, we have enhanced our segment disclosures to include the presentation of cost of sales by segment and the disclosure of our CODM. The adoption of this ASU affects only our disclosures, with no impacts to our financial condition and results of operations.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which requires companies to disclose, on an annual basis, specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires companies to disclose additional information about income taxes paid. ASU 2023-09 will be effective for annual periods beginning January 1, 2025 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company will adopt ASU 2023-09 for the period ending December 28, 2025. The adoption of this standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2024, the SEC adopted final rules under SEC Release Nos. 33-11275 and 34-99678, *"The Enhancement and Standardization of Climate-Related Disclosures for Investors,"* which requires registrants to disclose certain climate related information in registration statements and annual reports. The final rules include requirements to disclose material climate-related risks; activities to mitigate or adapt to such risks; information about the board of directors' oversight of climate-related risks and management's role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Registrants are also required to disclose the financial statement effects of severe weather events and other natural conditions in the notes to the financial statements. Certain large registrants are also required to disclose Scope 1 and Scope 2 greenhouse gas ("GHG") emissions, when material. The final rules include a phased-in compliance period for all registrants. As a large accelerated filer, most disclosure requirements are effective for the Company beginning with the year ending December 28, 2025. In April 2024, the SEC released an order staying the final rules until various legal challenges are resolved by the Court. The Company is currently evaluating the impact of the final rules on its consolidated financial statements and annual disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement (Topic 220): Reporting Comprehensive Income – Expense Disaggregation Disclosures,* which requires the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires companies to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires companies to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. ASU 2024-03 will be effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. with early adoption permitted and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact of the adoption of ASU 2024-03; however, the standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

Note 2. Acquisitions

Southern Research Engineering Division

On March 9, 2022, the Company executed an Asset Purchase Agreement to acquire the assets of the Engineering Division of Southern Research Institute ("SRI"), an Alabama non-profit corporation, for a purchase price of approximately $79.4 million, comprised of $74.4 million in cash, subject to adjustments for working capital, potential earn-out consideration tied to revenue from certain in-development products, indebtedness and transaction expenses, and $5.0 million in Kratos common stock. SRI's Engineering Division ("SRE") is the market leader in assisting customers in the development, modeling, and deployment of advanced materials for extreme environments, including hypersonic, space, missile, missile defense, strategic deterrence, propulsion systems, and energy applications. SRE also specializes in Intelligence Surveillance and Reconnaissance ("ISR") sensor development, electromechanical systems design and integration, aerospace engineering, materials engineering, artificial intelligence and machine learning, directed energy, RF systems design and integration, advanced manufacturing, and computational sciences. The acquisition established Kratos SRE, Inc., a new business within Kratos' Defense and Rocket Support Services Division.

On May 23, 2022, the acquisition was completed following the satisfaction of all closing conditions, including receipt of necessary approval from all required government authorities. The operating results of the acquisition have been included in the Company's results of operations from the effective acquisition date.

The excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition was allocated to goodwill. The goodwill represents the value the Company expects to be created by integrating SRE's existing business with Kratos' related products and customers.

The transaction has been accounted for using the acquisition method of accounting, which requires, among other things, that the identifiable assets acquired and the liabilities assumed be recognized at their fair values as of the acquisition date. The fair value measurements are based primarily on significant inputs not observable in the marketplace and thus represent Level 3 measurements.

The following table summarizes the allocation of the purchase price over the estimated fair values of the major assets acquired and liabilities assumed (in millions):

Accounts receivable	$ 2.9
Unbilled receivables	11.1
Inventory	0.5
Other current assets	0.2
Property and equipment	22.8
Other assets	0.2
Intangible assets	10.8
Total identifiable net assets acquired	48.5
Total identifiable net liabilities assumed	(3.4)
Goodwill	34.3
Net assets acquired, excluding cash	$ 79.4

Based on the Company's estimate of fair value, as of May 23, 2022, net liabilities included $2.5 million of current liabilities. The identifiable intangible assets include trade names of $0.5 million with a remaining useful life of 5 years, contracts and backlog of $2.5 million with an estimated useful life of 3 years, in-process research and development of $7.3 million that will commence amortization at the completion of the development, and developed technology of $0.5 million with a remaining useful life of 3 years. The Company also established a deferred tax asset of $0.2 million for the difference between the financial statement basis and tax basis of the acquired assets of SRE and a corresponding decrease in goodwill. The goodwill recorded in this transaction is expected to be tax-deductible.

The value of backlog was estimated using MPEEM, an income approach (Level 3), which converts projected revenues and costs into cash flows. To reflect the fact that certain other assets contribute to the cash flows generated, the returns for these contributory assets were removed to arrive at estimated cash flows solely attributable to the acquired backlog, which were discounted at a rate of 6.4% to determine the fair value. The value of developed technology was estimated using the relief-from-royalty method, an income approach (Level 3), which estimates the cost savings that accrue to the owner of the intangible asset that would otherwise be payable as royalties or license fees on revenues earned through the use of the asset. A royalty rate was applied to the projected revenues associated with the intangible asset to determine the amount of savings, which was at a rate of 11% to determine the fair value. The value of in-process research and development was also estimated using the relief-from-royalty method. A royalty rate of 12% was applied to the projected revenues associated with the intangible asset to determine the amount of savings in order to determine the fair value.

The amounts of revenue and operating income of SRE included in the Company's condensed consolidated statement of operations for the year end December 29, 2024 were $63.5 million and $5.1 million, respectively. The amounts of revenue and operating income of SRE included in the Company's condensed consolidated statement of operations for the year end December 31, 2023 were $53.2 million and $3.6 million, respectively. The amounts of revenue and operating income of SRE included in the Company's condensed consolidated statement of operations for the year end December 25, 2022 were $26.8 million and $2.9 million, respectively.

A summary of the consideration paid for the acquired assets is as follows (in millions):

Cash paid	$ 74.4
Common stock issued	5.0
Total consideration	$ 79.4

Sierra Technical Services, Inc.

On October 3, 2023, the Company entered into an agreement to acquire all of the outstanding equity securities of aerial target drone designer Sierra Technical Services, Inc. ("STS") pursuant to which the Company (i) issued 866,026 shares of Kratos common stock valued at $12.8 million on October 3, 2023 and (ii) an additional 42,523 shares of Kratos common stock valued at $1.1 million on October 3, 2024 pursuant to certain holdback and earn-out provisions, in each case, to the former stockholders of STS. The Company recorded net assets of $12.6 million and goodwill of $10.7 million related to the STS acquisition. Significant assets of STS acquired by the Company included accounts receivable of

$11.0 million, and identified intangibles (contracts and backlog) of $14.0 million. Significant liabilities of STS assumed by the Company included deferred revenue of $11.4 million. The operating results of the acquisition have been included in the Company's results of operations from the effective date of the acquisition. The amount of net sales and earnings of STS included in the condensed consolidated statement of operations for the year ended December 31, 2023 are not material. Had the acquisition occurred as of December 26, 2022, net sales, net income from consolidated operations, net income attributable to Kratos, and basic and diluted net income per share attributable to Kratos on a pro forma basis for the year ended December 31, 2023 would not have been materially different than the reported amounts. STS is included in the US segment.

Note 3. Goodwill and Other Intangible Assets

(a) Goodwill

The Company performs its annual impairment test for goodwill in accordance with *Topic 350* as of the last day of its fiscal October or when evidence of potential impairment exists.

The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The Company determines its reporting units by first identifying its operating segments, and then assessing whether any components of these segments constitute a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. The Company aggregates components within an operating segment that have similar economic characteristics.

The KGS reportable segment has five operating businesses: Defense and Rocket Support Systems ("DRSS"), Microwave Electronics ("ME"), Space, Training and Cybersecurity Solutions ("ST&C"), C5ISR/Modular Systems ("MS"), and Kratos Turbine Technologies ("KTT"). All of the KGS operating segments provide technology based defense solutions, involving products and services, primarily for mission critical U.S. National Security priorities, with the primary focus relating to the nation's C5ISR requirements. The US reportable segment consists of its unmanned aerial system, unmanned ground, and unmanned seaborne system products.

The Company identified its reporting units to be the DRSS, ME, ST&C, MS, KTT and US operating segments. The Company tests goodwill for impairment by first performing a qualitative assessment. If, based on its qualitative assessment management determines it is not more likely than not that the fair value of the reporting unit exceeds its carrying value, a quantitative assessment is then performed. For operations where a quantitative assessment is performed, the identification and measurement of impairment involves the estimation of the fair value of reporting units. If the fair value is determined to be less than the carrying value, a charge to operations is recorded for the amount that the carrying value exceeds fair value. As part of its quantitative assessment, the Company estimates the fair value of each of the reporting units based on a comparison and weighting of the income approach, specifically the discounted cash flow method and the market approach, which estimates the fair value of the reporting units based upon comparable market prices and recent transactions and also validates the reasonableness of the implied multiples from the income approach.

In determining the fair value for the reporting units, where a quantitative assessment is performed, there are key assumptions relating to future expected cash flows, terminal growth rates, appropriate discount rates, market multiples, and the control premium a controlling shareholder could be expected to pay.

The carrying amounts of goodwill as of December 29, 2024 and December 31, 2023 by reportable segment are as follows (in millions):

| | As of December 29, 2024 | | |
	US	KGS	Total
Gross value	$ 138.6	$ 683.6	$ 822.2
Less accumulated impairment	13.8	239.5	253.3
Net	$ 124.8	$ 444.1	$ 568.9

| | As of December 31, 2023 | | |
	US	KGS	Total
Gross value	$ 138.8	$ 683.6	$ 822.4
Less accumulated impairment	13.8	239.5	253.3
Net	$ 125.0	$ 444.1	$ 569.1

(b) Purchased Intangible Assets

The following table sets forth information for acquired finite-lived and indefinite-lived intangible assets (in millions):

| | As of December 29, 2024 | | | As of December 31, 2023 | | |
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
Acquired finite-lived intangible assets:						
Customer relationships	$ 80.9	$ (65.3)	$ 15.6	$ 80.9	$ (62.8)	$ 18.1
Contracts and backlog	53.1	(43.2)	9.9	53.1	(38.8)	14.3
Developed technology and technical know-how	33.7	(29.4)	4.3	33.7	(28.2)	5.5
Trade names	3.8	(3.1)	0.7	3.8	(2.7)	1.1
In-process research and development	16.8	(0.4)	16.4	16.8	(0.3)	16.5
Total finite-lived intangible assets	188.3	(141.4)	46.9	188.3	(132.8)	55.5
Indefinite-lived trade names	6.9	—	6.9	6.9	—	6.9
Total intangible assets	$ 195.2	$ (141.4)	$ 53.8	$ 195.2	$ (132.8)	$ 62.4

The aggregate amortization expense for finite-lived intangible assets was $8.6 million, $6.8 million and $7.4 million, for the years ended December 29, 2024, December 31, 2023, and December 25, 2022, respectively. The Company records all amortization expense in selling, general and administrative expenses.

The estimated future amortization expense of acquired intangible assets with finite lives as of December 29, 2024 is as follows (in millions):

Fiscal Year	Amount
2025	8.9
2026	9.1
2027	7.3
2028	4.5
2029	4.5
Thereafter	12.6
Total	$ 46.9

Note 4.   Balance Sheet Details

The detail of certain assets in the consolidated balance sheets consists of the following:

Cash and cash equivalents

The Company's cash equivalents consist of overnight cash sweep accounts that are invested on a daily basis. Cash and cash equivalents at December 29, 2024 and December 31, 2023 were $329.3 million and $72.8 million, respectively, and approximated their fair value.

Accounts receivable, net and Unbilled receivables, net

Receivables including amounts due under long-term contracts are summarized as follows *(in millions)*:

	December 29, 2024	December 31, 2023
Billed, current	$ 118.5	$ 129.8
Unbilled, current	206.4	200.5
Total current accounts receivable	324.9	330.3
Allowance for doubtful accounts	(1.1)	(1.1)
Total accounts receivable and unbilled receivables, net	$ 323.8	$ 329.2

Substantially all accounts receivable at December 29, 2024, are expected to be collected in 2025. The Company does not believe it has significant exposure to credit risk, as accounts receivable and the related unbilled amounts are primarily from contracts associated with the U.S. Government.

U.S. Government contract receivables where the Company is the prime contractor included in accounts receivable, net (in millions):

	December 29, 2024	December 31, 2023
Billed	$ 11.6	$ 21.0
Unbilled	61.2	71.0
Total U.S. Government contract receivables	$ 72.8	$ 92.0

Inventoried costs (in millions):

	December 29, 2024	December 31, 2023
Raw materials	$ 90.1	$ 78.0
Work in process	67.7	72.9
Finished goods	4.3	5.3
Total inventoried costs	$ 162.1	$ 156.2

Property, plant and equipment, net (in millions)

	December 29, 2024	December 31, 2023
Finance lease right of use assets	$ 71.0	$ 56.1
Land and buildings	41.3	40.8
Computer equipment and software	63.0	51.4
Machinery and equipment	178.2	152.8
Furniture and office equipment	8.6	8.2
Leasehold improvements	30.8	24.0
Construction in progress	81.8	69.7
Property and equipment	474.7	403.0
Accumulated depreciation and amortization	(186.5)	(159.4)
Total property and equipment, net	$ 288.2	$ 243.6

Depreciation expense was $31.7 million, $26.4 million and $23.1 million for the years ended December 29, 2024, December 31, 2023, and December 25, 2022, respectively.

Note 5.   Debt

(a) 2022 Credit Facility

On February 18, 2022, the Company completed the refinancing of its then-outstanding $90 million revolving credit facility and $300 million 6.5% Senior Secured Notes due November 2025 (the "Senior Secured Notes"), with a new 5-year $200 million Revolving Credit Facility and 5-year $200 million Term Loan A (collectively, the "2022 Credit Facility"). The Company incurred debt issuance costs of $3.3 million associated with the 2022 Credit Facility. During the year ended December 29, 2024, the Company made $7.5 million of principal payments on Term Loan A. The Company has net amounts outstanding of approximately $0.0 million under the new Revolving Credit Facility, with approximately $200.0 million remaining in borrowing capacity, less approximately $9.6 million of letters of credit outstanding.

On February 18, 2022, the proceeds of $300 million from the 2022 Credit Facility, along with cash funded by the Company for the 3.25% call premium to redeem the Company's then-outstanding Senior Secured Notes, plus accrued interest, was distributed to the trustee for redemption of the Senior Secured Notes. The redemption of the Company's outstanding Senior Secured Notes closed on March 14, 2022, for an amount of cash equal to 103.25% of the principal amount thereof plus accrued and unpaid interest thereon. The Company incurred a loss on the extinguishment of debt of $9.8 million related to the call premium on the Senior Secured Notes and the write-off of $3.2 million of unamortized debt issuance costs, resulting in a total loss on extinguishment of debt of $13.0 million.

The 2022 Credit Facility is governed by a Credit Agreement (the "Credit Agreement"), dated February 18, 2022, by and among the Company, the lenders from time to time party thereto (the "Lenders"), the Issuing Banks party thereto (as defined in the Credit Agreement) and Truist Bank, in its capacity as administrative agent for the Lenders, and as an issuing bank and as the swingline lender which established a five-year senior secured credit facility which is comprised of a $200 million revolving credit facility (the "Revolving Credit Facility") (which includes sub-facilities for the incurrence of up to $10.0 million of swingline loans and the issuance of up to $50.0 million of Letters of Credit) and a $200 million term loan (the "Term Loan A"). The Credit Agreement contemplates uncommitted incremental credit facilities of up to $200 million (which amount would be reduced by the aggregate amount of any and all incremental credit facilities actually established under the Credit Agreement) plus additional uncommitted incremental capacity subject to a limitation based on the Company's pro forma total net leverage ratio (including any such additional uncommitted incremental capacity).

Borrowings under the revolving credit facility and the term loan credit facility may take the form of base rate loans or Secured Overnight Financing Rate ("SOFR") loans. Base rate loans under the Credit Agreement will bear interest at a rate per annum equal to the sum of the Applicable Margin (as defined in the Credit Agreement) from time to time in effect plus the highest of (i) the Agent's (as defined in the Credit Agreement) prime lending rate, as in effect at such time, (ii) the Federal Funds Rate (as defined in the Credit Agreement), as in effect at such time, plus 0.50%, (iii) the Adjusted Term SOFR (as defined in the Credit Agreement) for a one-month tenor in effect on such day, plus 1.00% and (iv) 1.00%. SOFR loans will bear interest at a rate per annum equal to the sum of the Applicable Margin from time to time in effect plus the Adjusted Term SOFR for an Interest Period (as defined in the Credit Agreement) selected by the Company of one, three or six months. The Applicable Margin varies between 1.25% and 2.25% per annum for SOFR loans and between 0.25% and 1.25% per annum for base rate loans, and is based on the Company's total net leverage ratio from time to time.

Mandatory amortization on the Term Loan A is 2.5% in each of the first and second years and 5.0% in each of the third, fourth and fifth years, with the remaining outstanding balance due at maturity. The Credit Agreement contains certain covenants, which include, but are not limited to, restrictions on indebtedness, liens, fundamental changes, restricted payments, asset sales, and investments, and places limits on various other payments. The Company was in compliance with the covenants contained in the Credit Agreement as of December 29, 2024.

On April 28, 2023, the Company entered into an interest rate swap contract to hedge U.S. dollar-one month Term SOFR in order to fix the interest rate movements associated with the Company's Term Loan A. The initial hedge amount was $195.0 million and amortizes in accordance with Term Loan A. The swap is at a fixed rate of one-month term SOFR of 3.721% and settles monthly on the last day of each calendar month. The swap has an effective date of May 1, 2023 and terminates on May 1, 2026. Refer to Note 16 for further discussion of the accounting treatment of the swap arrangement.

Term Loan and Revolving Credit Debt

Term loan and revolving credit debt and the current period interest rates are as follows (in millions):

	December 29, 2024	December 31, 2023
Term Loan A	$ 185.0	$ 192.5
Revolving credit facility	—	35.0
Total debt	185.0	227.5
Less current portion	10.0	7.5
Total long-term debt, less current portion	175.0	220.0
Less long-term unamortized debt issuance costs - term loans	0.4	0.7
Total long-term debt, net of unamortized debt issuance costs - term loans	$ 174.6	$ 219.3
Unamortized debt issuance costs - revolving credit facility	$ 0.4	$ 0.7
Current period interest rate	5.9 %	7.7 %

Future long-term debt principal payments at December 29, 2024 were as follows (in millions):

2024	$ 2.5
2025	$ 10.0
2026	$ 10.0
2027	$ 162.5
	$ 185.0

Note 6.   Leases

The components of lease expense for the years ended December 29, 2024, and December 31, 2023 were as follows (in millions):

	December 29, 2024	December 31, 2023
Amortization of right of use assets - finance leases	$ 3.2	$ 3.1
Interest expense on lease liabilities - finance leases	3.3	3.1
Operating lease cost (expense resulting from amortization of total lease payments)	13.9	14.0
Short-term lease cost	1.4	1.2
Variable lease cost (cost excluded from lease payments)	—	0.1
Sublease income	(0.2)	—
Total lease cost	$ 21.6	$ 21.5

The components of leases on the balance sheet were as follows (in millions):

	December 29, 2024	December 31, 2023
Operating Leases:		
Operating lease right-of-use assets	$ 37.6	$ 45.7
Current portion of operating lease liabilities	$ 11.3	$ 12.1
Operating lease liabilities, net of current portion	$ 29.8	$ 37.8
Finance leases:		
Property, plant and equipment, net	$ 57.6	$ 45.4
Other current liabilities	$ 1.9	$ 1.3
Other long-term liabilities	$ 64.4	$ 50.9

Cash paid for amounts included in the measurement of lease liabilities for the years ended December 29, 2024, and December 31, 2023 were as follows (in millions):

	December 29, 2024	December 31, 2023
Finance lease - cash paid for interest	$ 3.3	$ 3.1
Finance lease - financing cash flows	$ 1.4	$ 1.5
Operating lease - operating cash flows (fixed payments)	$ 14.3	$ 14.1

Other supplemental noncash information (in millions):

	December 29, 2024	December 31, 2023
Operating lease liabilities arising from obtaining right-of-use assets	$ 3.7	$ 12.1
Finance lease liabilities arising from obtaining right-of-use assets	$ 15.4	$ 6.9
Weighted-average remaining lease term (in years):		
Operating leases	4.03	4.59
Finance leases	13.81	14.91
Weighted-average discount rate:		
Operating leases	4.99 %	4.95 %
Finance leases	6.35 %	6.35 %

The maturity of lease liabilities is (in millions):

	Operating Leases	Finance Leases
2025	$ 12.9	$ 5.4
2026	11.4	6.2
2027	10.0	6.3
2028	6.6	6.4
2029	2.6	6.5
Thereafter	1.8	74.7
Total lease payments	45.3	105.5
Less: imputed interest	(4.2)	(39.2)
Total present value of lease liabilities	$ 41.1	$ 66.3

Note 7.   **Net Income (Loss) Per Common Share**

The Company calculates net income (loss) per common share in accordance with FASB ASC Topic 260, *Earnings per Share* ("Topic 260"). Under Topic 260, basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per common share reflects the effects of potentially dilutive securities.

The following shares were excluded from the calculation of diluted income (loss) per common share because their inclusion would have been anti-dilutive (in millions):

	Year Ended		
	December 29, 2024	December 31, 2023	December 25, 2022
Shares from stock options and awards	1.9	1.8	1.5

Note 8.   **Income Taxes**

The components of income (loss) from consolidated operations before income taxes are comprised of the following (in millions):

	December 29, 2024	December 31, 2023	December 25, 2022
Domestic	$ 3.8	$ (9.6)	$ (48.7)
Foreign	22.7	20.7	15.7
Total	$ 26.5	$ 11.1	$ (33.0)

The provision (benefit) for income taxes from consolidated operations are comprised of the following (in millions):

	Year Ended		
	December 29, 2024	December 31, 2023	December 25, 2022
Federal income taxes:			
Current	$ —	$ —	$ —
Deferred	7.1	2.4	(4.5)
Total Federal	7.1	2.4	(4.5)
State and local income taxes:			
Current	1.8	1.1	(0.6)
Deferred	(2.7)	0.3	1.9
Total State and local	(0.9)	1.4	1.3
Foreign income taxes:			
Current	4.2	5.1	3.9
Deferred	(0.2)	(0.2)	(0.5)
Total Foreign	4.0	4.9	3.4
Total	$ 10.2	$ 8.7	$ 0.2

A reconciliation of the total income tax provision (benefit) to the amount computed by applying the statutory federal income tax rate of 21% to the income from consolidated operations before income taxes for the years ended December 29, 2024, December 31, 2023 and December 25, 2022 is as follows (in millions):

	Year Ended		
	December 29, 2024	December 31, 2023	December 25, 2022
Income tax (benefit) at federal statutory rate	$ 5.6	$ 2.3	$ (6.9)
State taxes (benefit), net of federal tax benefit and valuation allowance	1.9	3.7	(0.3)
Difference in tax rates between U.S. and foreign	2.6	1.7	(0.2)
Increase (decrease) in valuation allowance	(4.2)	(2.0)	4.9
Nondeductible expense	0.5	0.5	0.5
Increase (decrease) in reserve for uncertain tax positions	0.3	0.3	(0.9)
Other	0.9	0.1	0.2
Officer's compensation 162(m) limitation	0.8	0.5	1.0
R&D tax credit	(0.9)	(0.9)	(0.9)
Stock-based compensation	2.7	2.5	2.8
Total	$ 10.2	$ 8.7	$ 0.2

On August 16, 2022, the President signed into law the Inflation Reduction Act of 2022 which contained provisions effective January 1, 2023, including a 15% corporate minimum tax and a 1% excise tax on stock buybacks, both of which we expect to be immaterial to our financial results, financial position and cash flows.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows (in millions):

	December 29, 2024	December 31, 2023
Deferred tax assets:		
Stock-based compensation	$ 7.3	$ 9.3
Payroll related accruals	9.4	8.6
Lease accruals	28.7	27.0
Net operating loss carryforwards	33.3	44.7
Tax credit carryforwards	12.7	12.2
Deferred expenses	15.7	12.6
Other	17.0	19.8
Total deferred taxes	124.1	134.2
Valuation allowance	(7.6)	(12.6)
Total deferred tax assets, net of valuation allowance	116.5	121.6
Deferred tax liabilities:		
Unearned revenue	(3.2)	(2.9)
Operating lease right-of-use assets	(25.5)	(24.2)
Other intangibles	(19.4)	(22.2)
Property and equipment, principally due to differences in depreciation	(6.6)	(6.3)
Other	(2.3)	(2.0)
Total deferred tax liabilities	(57.0)	(57.6)
Net deferred tax asset	$ 59.5	$ 64.0

During the fourth quarter of 2024, the Company evaluated all available evidence, both positive and negative, to determine whether based on the weight of that evidence, a valuation allowance for deferred tax assets was needed. Evidence evaluated by the Company included but was not limited to, its three-year cumulative results, and its forecast of taxable income. As a result, the Company determined that the majority of the Company's U.S. net deferred tax assets were more likely than not to be realized and that a valuation allowance with respect to a majority of the Company's net deferred tax assets was not required. The valuation allowance on the Company's deferred tax assets as of December 29, 2024 relates primarily to state net operating loss carryforwards, capital loss carryforwards and research and development tax credit carryforwards the Company estimates it may not be able to utilize in future periods. During fiscal 2024, the Company recorded a net decrease in its valuation allowance of $4.2 million.

At December 29, 2024, the Company had federal tax loss carryforwards of $123.2 million and various state tax loss carryforwards of $191.6 million. The federal tax loss carryforwards will begin to expire in 2034 and state tax loss carryforwards begin to expire in 2025 in certain states.

At December 29, 2024, the Company had federal tax credit carryforwards of $14.7 million and various state tax credit carryforwards of $1.2 million. The federal tax credit carryforwards will begin to expire in 2025 and the state tax credit carryforwards do not have an expiration.

Federal and state income tax laws impose restrictions on the utilization of net operating losses ("NOLs") and tax credit carryforwards in the event that an "ownership change" occurs for tax purposes, as defined by Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382").

In tax year 2010 the Company experienced a Section 382 "ownership change" that will limit the utilization of NOL carryforwards generated before the "ownership change" date. Additionally, the Company has acquired corporations with NOL carryforwards at the date of acquisition ("Acquired NOLs"). The Acquired NOLs are subject to separate limitations that may further restrict the use of Acquired NOLs. For the year ended December 29, 2024, there was no impact of such Section 382 limitations on the income tax provision since the amount of taxable income did not exceed NOLs available for utilization. However, future equity offerings or acquisitions that have equity as a component of the purchase price could also cause an "ownership change." If and when any other "ownership change" occurs, utilization of the NOLs or other tax attributes may be further limited.

As of December 31, 2017, all accumulated undistributed earnings of our foreign subsidiaries were subject to the one-time transition tax on foreign earnings required by the 2017 Tax Cuts and Jobs Act. It is the Company's intention to permanently reinvest undistributed earnings of its foreign subsidiaries. As such, the Company has not provided deferred U.S. income taxes or foreign withholding taxes of approximately $6.5 million on temporary differences relating to the outside basis in its investment in foreign subsidiaries. As of December 29, 2024, the Company has $40.2 million of cash and cash equivalents available for distribution.

The Company is subject to taxation in the U.S., various state tax jurisdictions and various foreign tax jurisdictions. The Company's tax years for 2004 and later are subject to examination by the U.S. and state tax authorities due to the existence of NOL carryforwards. Generally, the Company's tax years for 2019 and later are subject to examination by various foreign tax authorities as well.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions):

Balance as of December 26, 2021	$ 25.9
Decreases related to prior periods	(0.7)
Increases related to current year tax positions	0.2
Expiration of applicable statutes of limitations	(0.4)
Balance as of December 25, 2022	25.0
Increases related to prior periods	0.2
Increases related to current year tax positions	0.2
Expiration of applicable statutes of limitations	(0.1)
Balance as of December 31, 2023	25.3
Increases related to prior periods	0.1
Increases related to current year tax positions	0.2
Expiration of applicable statutes of limitations	(0.2)
Balance as of December 29, 2024	$ 25.4

Included in the balance of unrecognized tax benefits at December 29, 2024, are $22.8 million of tax benefits that, if recognized, would impact the effective tax rate. Included in this amount is $11.4 million that would become a deferred tax asset if the tax benefit were recognized. As such, this benefit may be impacted by a corresponding change in valuation allowance depending upon the Company's assessment of the realizability of the deferred tax asset at the time the benefits are recognized.

The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. For the years ended December 29, 2024, December 31, 2023 and December 25, 2022, the Company recorded $0.3 million in interest or penalty expenses each year. These amounts are netted by a benefit for interest and penalties related to the reversal of prior positions of $0.1 million, $0.1 million, and $0.2 million for the years ended December 29, 2024, December 31, 2023, and December 25, 2022, respectively. As of December 29, 2024, December 31, 2023, and December 25, 2022, the Company had accrued total interest and penalties of $5.6 million, $5.3 million and $5.1 million, respectively.

Note 9.   Fair Value Measurement

ASC Topic 820, *Fair Value Measurement,* establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

As more fully described in Note 16, *Derivative Financial Instruments*, our forward exchange contracts used to manage foreign currency risks and an interest rate swap contract to hedge U.S. dollar-one month Term SOFR in order to mitigate the exposure to interest rate movements associated with the Company's Term Loan A are recognized on the Consolidated Balance Sheets as either assets or liabilities and are measured at fair value.

Note 10. **Stockholders' Equity**

(a) **Common Stock**

On February 27, 2024, the Company sold 19,166,667 shares of its common stock at a public offering price of $18.00 per share in an underwritten offering. The Company received gross proceeds of approximately $345.0 million. After deducting underwriting fees and other offering expenses, the Company received approximately $331.2 million in net proceeds. The Company has used and expects to continue to use the net proceeds of this public equity offering to facilitate its long-term strategy, including potential investment in facilities, expanding manufacturing capacity, anticipated capital expenditures for expansion of current sole source/single award programs and high probability pipeline opportunities, initiate or accelerate production or integration of unmanned drone, hypersonic or other systems in anticipation of customer contract awards, further strengthen its balance sheet in anticipation of upcoming customer and partner decisions and source selection on additional large, new program and contract opportunities, for general corporate purposes, including paydown of debt, and to pay fees and expenses in connection with this public equity offering. During the three months ended March 31, 2024, the Company used $45 million of the proceeds from this public equity offering to pay down amounts outstanding under its Revolving Credit Facility.

(b) **Equity Incentive Plans**

In May 2023, the Company's board of directors (the "Board") and stockholders approved the 2023 Equity Incentive Plan (the "2023 Equity Plan"). The 2023 Equity Plan is the successor to the Amended and Restated Kratos Defense & Security Systems, Inc. 2014 Equity Incentive Plan (the "2014 Plan"), the Kratos Defense & Security Solutions, Inc. 2011 Equity Incentive Plan (the "2011 Plan"), and the Kratos Defense & Security Solutions, Inc. Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan"), (collectively, the "Prior Plans"). The 2023 Equity Plan became effective May 24, 2023 and no additional stock awards were granted under the Prior Plans as of May 24, 2023. All outstanding stock awards granted subject to the terms of the Prior Plans will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the respective Prior Plans. As of May 23, 2023, there were 2,280,707 shares remaining available for issuance under the Prior Plans. The 2023 Equity Plan increased the number of shares remaining available for issuance under its equity compensation plans by 2,466,983 shares to 4,747,690 shares.

The Board may grant equity-based awards to selected employees, directors and consultants of the Company pursuant to its 2023 Equity Plan. As of December 29, 2024, there were 3,095,444 shares reserved for issuance for future grant under the 2023 Equity Plan. The Board may amend or terminate the 2023 Equity Plan at any time. Certain amendments, including an increase in the share reserve, require stockholder approval. Generally, options and restricted stock units outstanding vest over periods not exceeding ten years. When the Company grants stock options, they are granted with a per share exercise price not less than the fair market value of the Company's common stock on the date of grant, and generally would be exercisable for up to ten years from the grant date. The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model or a trinomial lattice options pricing model with the weighted average assumptions (annualized percentages). There were no stock options granted or related expenses for stock options in 2024, 2023 or 2022. There were no stock options outstanding as of December 31, 2023 and December 29, 2024.

During the years ended December 29, 2024, December 31, 2023, and December 25, 2022, the following values relate to the exercises under the Company's option plans:

	2024	2023	2022
Total intrinsic value of options exercised (in thousands)	$ —	$ 80.8	$ 163.0

The following table summarizes the Company's Restricted Stock Unit activity:

	Restricted Stock Units (000's)	Weighted-Average Grant Date Fair Value
Nonvested balance at December 31, 2023	4,935	$ 12.72
Granted	1,509	$ 19.00
Vested	(2,398)	$ 18.48
Forfeited or expired	(38)	$ 16.10
Vested but not released	(220)	$ 14.11
Nonvested balance at December 29, 2024	3,788	$ 11.45

As of December 29, 2024, there was $31.3 million of total unrecognized stock-based compensation expense related to nonvested restricted stock units which is expected to be recognized over a remaining weighted-average vesting period of 1.9 years. The fair value of restricted stock unit awards that vested in 2024, 2023, and 2022 was $44.3 million, $9.8 million, and $30.5 million, respectively.

(c) **Employee Stock Purchase Plans**

In May 2023, the Board approved the 2023 Employee Stock Purchase Plan (as amended from time to time, the "2023 Purchase Plan"). The 2023 Purchase Plan is the successor to the 1999 Employee Stock Purchase Plan (as amended from time to time, the "1999 Purchase Plan"). The total number of shares of our common stock that were authorized for issuance under the 2023 ESPP is equal to the sum of (1) 3,500,000 shares, plus (2) 766,586 shares, which is the number of shares that remained available for issuance under the 1999 Purchase Plan as of its termination on June 30, 2023 (after giving effect to the purchases pursuant to the offering period ending on such date under the Existing ESPP). The 2023 Purchase Plan qualifies as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Service Code. Unless otherwise determined by the Compensation Committee of the Board, all U.S. employees are eligible to participate in the 2023 Purchase Plan, so long as they are employed by the Company (or a subsidiary designated by the Board) for at least 20 hours per week and were customarily employed by the Company (or a subsidiary designated by the Board) for at least 5 months per calendar year. The 2023 Plan also allows the Board to extend the employee stock purchase program to eligible employees outside of the U.S. In 2023, Kratos employees in Canada and the United Kingdom have been allowed to participate in the 2023 Purchase Plan.

Employees who actively participate in the 2023 Purchase Plan are eligible to have up to 15% of their earnings for each purchase period withheld pursuant to the 2023 Purchase Plan. The amount that is withheld is used at various purchase dates within the offering period to purchase shares of common stock. The price paid for common stock at each such purchase date is equal to the lower of 85% of the fair market value of the common stock at the commencement date of that offering period or 85% of the fair market value of the common stock on the relevant purchase date. Employees are also able to end their participation in the offering at any time during the offering period, and participation ends automatically upon termination of employment. From the 1999 Purchase Plan's inception through December 29, 2024, the cumulative number of shares of common stock that have been issued under the 1999 Purchase Plan and the 2023 Purchase Plan is 8.0 million and approximately 3.7 million shares are available for future issuance under the 2023 Purchase Plan. During 2024, approximately 271,000 shares were issued under the 2023 and 1999 Purchase Plans at an average price of $17.00 per share.

The fair value of shares issued under the 1999 Purchase Plan and the 2023 Purchase Plan for 2024 was estimated using the Black-Scholes option pricing model. The assumptions and resulting fair values of options granted for 2024, 2023 and 2022 were as follows:

	Offering Periods January 1 to December 31 2024	Offering Periods January 1 to December 31 2023	Offering Periods January 1 to December 31 2022
Expected term (in years)(1)	0.5	0.5	0.5
Risk-free interest rate(2)	5.26% - 5.33%	4.76% - 5.47%	0.19% - 2.51%
Expected volatility(3)	40.15% - 40.68%	41.65% - 45.77%	40.52% - 60.79%
Expected dividend yield(4)	—%	—%	—%
Weighted average grant-date fair value per share	$5.40	$3.30	$4.80

(1) The expected term is equivalent to the offering period.
(2) The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant with a term equal to the expected term.
(3) The Company estimated implied volatility based upon trailing volatility.
(4) The Company has no history or expectation of paying dividends on its common stock.

As of December 29, 2024, there was no material unrecognized compensation expense related to the 2023 Purchase Plan or the 1999 Purchase Plan.

Note 11.   Retirement Plans

The Company provides eligible employees the opportunity to participate in defined-contribution savings plans (commonly known as 401(k) plans), which permit contributions on a before-tax basis. Generally, salaried employees and certain hourly employees are eligible to participate in the plans. Under most plans, the employee may contribute to various investment alternatives. In certain plans, the Company matches a portion of the employees' contributions. The Company's matching contributions to these defined-contribution savings plans totaled $11.8 million in 2024, $10.7 million in 2023, and $8.1 million in 2022.

Note 12.   Significant Customers

Revenue from the U.S. Government (which includes foreign military sales) includes revenue from contracts for which the Company is the prime contractor as well as those for which the Company is a subcontractor and the ultimate customer is the U.S. Government. The KGS and US segments have substantial revenue from the U.S. Government. Sales to the U.S. Government amounted to approximately $762.0 million, $712.7 million, and $623.7 million or 67%, 69%, and 69%, of total revenue for the years ended December 29, 2024, December 31, 2023, and December 25, 2022, respectively.

Note 13.   Segment Information

The Company operates in two reportable segments. The KGS reportable segment is comprised of an aggregation of KGS operating segments, including DRSS, ME, ST&C, MS, and KTT. The US reportable segment consists of the Company's unmanned aerial, unmanned ground, unmanned seaborne and command, control and communications system products. The KGS and US segments provide products, solutions and services for mission critical National Security programs. KGS and US customers primarily include National Security related agencies, the DoD, intelligence agencies and classified agencies, and to a lesser degree, international government agencies and domestic and international commercial customers.

There were not any significant intersegment sales, cost of sales and profit for the years ended December 29, 2024, December 31, 2023, and December 25, 2022.

The Company's chief operating decision maker is the President and Chief Executive Officer. The chief operating decision maker uses segment operating income (loss) predominantly in the annual budget and forecasting process. The chief operating decision maker considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment. The chief operating decision maker also uses segment operating income (loss) to assess the performance of each segment by comparing the results of each segment with one another and in determining the compensation of certain employees.

(a)   Summary Operating Results

The tables below provide information about the Company's reportable segments. In these tables total segment operating income (loss) of the reportable business segments is reconciled to the corresponding consolidated amount. "Unallocated amounts" includes costs for merger and acquisition expenses, stock-based compensation expenses, interest expense (net), and other income (expense) items not considered part of management's evaluation of segment operating income (loss). See footnote 1(e) for segment revenues disaggregated by contract type, customer and geographic region. The summary operating results for the Company's reportable segments for the years ended December 29, 2024, December 31, 2023, and December 25, 2022, are as follows (in millions):

Year Ended December 29, 2024	Kratos Government Solutions	Unmanned Systems	Totals
Service revenues	$ 416.3	$ 7.1	$ 423.4
Product sales	449.5	263.4	712.9
Total revenues	865.8	270.5	1,136.3
Cost of service revenue	304.7	5.3	310.0
Cost of product sales	322.3	216.8	539.1
Total cost of sales	627.0	222.1	849.1
Selling, general & administrative expenses	142.9	41.3	184.2
Research & development expenses	36.1	4.2	40.3
Restructuring expenses and other	3.2	—	3.2
Total segment operating income	56.6	2.9	59.5
Reconciliation of segment operating income			
Unallocated amounts:			
Merger and acquisition related expenses			(0.7)
Stock compensation expense			(29.8)
Interest expense, (net)			(3.0)
Other income (expense), net			0.5
Income before income taxes			$ 26.5

Revenues from foreign customers were approximately $226.6 million or 20% of total revenue for the year ended December 29, 2024. Revenues from any one foreign country did not exceed 10% of total revenues. Assets of foreign subsidiaries in the KGS segment were $223.2 million as of December 29, 2024. Assets from any one foreign country did not exceed 10% of total assets.

Year Ended December 31, 2023	Kratos Government Solutions	Unmanned Systems	Totals
Service revenues	$ 395.9	$ 6.7	$ 402.6
Product sales	429.0	205.5	634.5
Total revenues	824.9	212.2	1,037.1
Cost of service revenue	298.3	4.9	303.2
Cost of product sales	301.9	163.4	465.3
Total cost of sales	600.2	168.3	768.5
Selling, general & administrative expenses	135.8	36.6	172.4
Research & development expenses	35.3	3.1	38.4
Restructuring expenses and other	0.9	—	0.9
Total segment operating income	52.7	4.2	56.9
Reconciliation of segment operating income			
Unallocated amounts:			
Merger and acquisition related expenses			(0.4)
Stock compensation expense			(25.4)
Interest expense (net)			(20.5)
Other income (expense), net			0.5
Income before income taxes			$ 11.1

Revenues from foreign customers were approximately $202.0 million or 19% of total revenue for the year ended December 31, 2023. Revenues from any one foreign country did not exceed 10% of total revenues. Assets of foreign subsidiaries in the KGS segment were $204.6 million as of December 31, 2023. Assets from any one foreign country did not exceed 10% of total assets.

Year Ended December 25, 2022

	Kratos Government Solutions	Unmanned Systems	Totals
Service revenues	$ 320.0	$ 5.2	$ 325.2
Product sales	356.6	216.5	573.1
Total revenues	676.6	221.7	898.3
Cost of service revenue	235.2	3.8	239.0
Cost of product sales	260.0	173.3	433.3
Total cost of sales	495.2	177.1	672.3
Selling, general & administrative expenses	121.1	41.0	162.1
Research & development expenses	32.2	6.4	38.6
Restructuring expenses and other	0.9	—	0.9
Total segment operating income (loss)	27.2	(2.8)	24.4
Reconciliation of segment operating income (loss)			
Unallocated amounts:			
Merger and acquisition related expenses			(0.7)
Stock compensation expense			(26.3)
Interest expense (net)			(17.7)
Loss on extinguishment of debt			(13.0)
Other income (expense), net			0.6
Loss before income taxes			$ (32.7)

Revenues from foreign customers were approximately $173.1 million or 19% of total revenue for the year ended December 25, 2022. Revenues from any one foreign country did not exceed 10% of total revenues. Assets of foreign subsidiaries in the KGS segment were $178.3 million as of December 25, 2022. Assets from any one foreign country did not exceed 10% of total assets.

(b)   Capital Expenditures (in millions):

	Year Ended		
	December 29, 2024	December 31, 2023	December 25, 2022
Kratos Government Solutions	$ 30.5	$ 26.9	$ 21.0
Unmanned Systems	27.3	24.9	24.2
Total reportable segment capital expenditures	57.8	51.8	45.2
Corporate capital expenditures	0.4	0.6	0.2
Total capital expenditures	$ 58.2	$ 52.4	$ 45.4

(c)   Depreciation and Amortization (in millions):

	Year Ended		
	December 29, 2024	December 31, 2023	December 25, 2022
Kratos Government Solutions	$ 27.1	$ 24.1	$ 22.7
Unmanned Systems	13.2	9.1	7.8
Total depreciation and amortization	$ 40.3	$ 33.2	$ 30.5

(d)   Reportable Segment Assets are as follows (in millions):

	December 29, 2024	December 31, 2023
Kratos Government Solutions	$ 1,250.4	$ 1,190.2
Unmanned Systems	385.7	378.6
Total reportable segment assets	1,636.1	1,568.8
Corporate assets[1]	314.8	63.7
Total assets	$ 1,950.9	$ 1,632.5

[1]*Corporate assets primarily include cash and cash equivalents, deferred income tax assets, and property, plant and equipment used in our corporate operations.*

Assets of foreign subsidiaries in the KGS segment were $223.2 million, $204.6 million and $178.3 million as of December 29, 2024, December 31, 2023 and December 25, 2022, respectively.

Note 14.   Commitments and Contingencies

In addition to commitments and obligations in the ordinary course of business, the Company is subject to various claims, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of the Company's business. The Company assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in its consolidated financial statements. An estimated loss contingency is accrued in the Company's consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. When evaluating contingencies, the Company may be unable to provide a meaningful estimate due to a number of factors, including but not limited to the procedural status of the matter in question, the presence of complex or novel legal theories, and the ongoing discovery and development of information important to the matters. In addition, damage amounts claimed in litigation against it may be unsupported, exaggerated or unrelated to possible outcomes, and as such are not meaningful indicators of its potential liability. The Company regularly reviews contingencies to determine the adequacy of its accruals and related disclosures. The amount of ultimate loss may differ from these estimates. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies. Whether any losses finally determined in any claim, action, investigation or proceeding could reasonably have a material effect on the Company's business, financial condition, results of operations or cash flows will depend on a number of variables, including: the timing and amount of such losses; the structure and type of any remedies; the monetary significance any such losses, damages or remedies may have on the consolidated financial statements; and the unique facts and circumstances of the particular matter that may give rise to additional factors.

Legal and Regulatory Matters.

U.S. Government Cost Claims

The Company's contracts with the DoD are subject to audit by the DCAA. As a result of these audits, from time to time the Company is advised of claims concerning potential disallowed, overstated or disputed costs. For example, during the course of recent audits of the Company's contracts, the DCAA is closely examining and questioning certain of the established and disclosed practices that it had previously audited and accepted. Costs incurred and allocated to contracts with the U.S. Government are regularly scrutinized for compliance with regulatory standards by the Company's personnel. For those Company subsidiaries and fiscal years which have not yet been audited by the DCAA or for those audits which are in process which have not been completed by the DCAA, the Company cannot reasonably estimate the range of loss, if any, that may result from audits and reviews in which it is currently involved given the inherent difficulty in predicting regulatory action, fines and penalties, if any, and the various remedies and levels of judicial review available to the Company in the event of an adverse finding. As a result, the Company has not recorded any liability related to these matters.

Other Litigation Matters

The Company is subject to normal and routine litigation arising from the ordinary course and conduct of business, and, at times, as a result of acquisitions and dispositions. Such disputes include, for example, commercial, employment, intellectual property, environmental and securities matters. The aggregate amounts accrued related to these matters are not material to the total liabilities of the Company. The Company intends to defend itself in any such matters and does not currently believe that the outcome of any such matters will have a material adverse impact on its financial condition, results of operations or cash flows.

Note 15.   Redeemable Noncontrolling Interest

On February 27, 2019, the Company acquired 80.1% of the issued and outstanding shares of capital stock of Florida Turbine Technologies Inc., a Florida corporation ("FTT Inc."), and 80.1% of the membership interests in KTT Core, a Delaware limited liability company, for an aggregate purchase price of approximately $60 million. On February 18, 2022, the capital stock of FTT Inc. was conveyed to KTT Core for organizational purposes such that FTT Inc. is now a wholly owned subsidiary of KTT Core. In connection with the Company's acquisition of FTT Inc., and KTT Core, (i) beginning in January 2024, the holders (the "Holders") of the minority interests in KTT Core (the "Minority Interests") had an annual right (the "Put Right") to sell all of the Minority Interests to the Company at a purchase price based on a specified multiple of the trailing 12 months EBITDA of KTT Core and its subsidiaries (the "Acquired Companies"), subject to adjustment as set forth in the Exchange Agreement entered into by and among the Company, the Acquired Companies and the Holders, as amended on February 18, 2022 (the "Exchange Agreement").

On June 13, 2022, the Company entered into an Equity Purchase Agreement (the "Equity Purchase Agreement") to acquire an additional 9.95% (the "Purchased Shares") of the issued and outstanding shares of capital stock of KTT Core (together with its wholly-owned subsidiaries including FTT Inc.), a majority owned subsidiary of the Company, for an aggregate estimated purchase price of approximately $6.4 million, to be paid in shares of Kratos common stock. Pursuant to the Equity Purchase Agreement, the Company paid consideration of $2.7 million, paid in 190,258 shares of its common stock, based upon Kratos' trading price on the date of distribution, representing half of the aggregate estimated purchase price to be paid by the Company for the Purchased Shares. Following the closing of the transactions contemplated by the Equity Purchase Agreement, the Company owned 90.05% of KTT Core. On April 7, 2023, the final aggregate purchase price, as updated to reflect the actual 2022 operating results and to reflect the market price of Kratos common stock on the day of issuance, was determined and 828,128 shares of Kratos common stock were issued to the Holders of the minority interest with a value of $10.7 million.

On March 22, 2024, the Holders notified Kratos of their intent to sell their remaining Minority Interests through the Holders' exercise of the Put Right. On June 21, 2024, the Company acquired the remaining 9.95% of the issued and outstanding shares of capital stock of KTT Core for an aggregate purchase price of approximately $22.5 million, which was comprised of approximately $11.25 million in cash and 583,700 shares of Kratos common stock valued at $11.25 million based on Kratos' 90 day average trading price ending on day immediately prior to the date of acquisition. Following the closing of the transaction the Company owned 100% of KTT Core.

Prior to the purchase of the remaining shares of KTT Core, the Company adjusted the carrying value of the redeemable noncontrolling interest based on an allocation of subsidiary earnings based on ownership interest. Redeemable noncontrolling interest is recorded outside of permanent equity at the higher of its carrying value or management's estimate of the amount (the "Redemption Amount") that the Company could be required to pay in connection with the Put Right. Adjustments to the Redemption Amount will have a corresponding effect on net income per share attributable to Kratos shareholders. For the year ended December 31, 2023, the Company recorded an adjustment of $9.9 million to increase the carrying value of the redeemable noncontrolling interest to the estimated Redemption Amount. As a result of the Company's acquisition of the remaining 9.95% of the issued and outstanding shares of capital stock of KTT Core on June 21, 2024, the carrying value of the redeemable noncontrolling interest was reduced to zero.

Note 16.   Derivative Financial Instruments

The Company's derivative portfolio consists of forward exchange contracts used to manage foreign currency risks and an interest rate swap contract to hedge U.S. dollar-one month Term SOFR in order to mitigate the exposure to interest rate movements associated with the Company's Term Loan A. Derivative financial instruments are recognized on the Consolidated Balance Sheets as either assets or liabilities and are measured at fair value.

Forward Exchange Contracts

Changes in the fair values of foreign currency exchange contracts are recorded each period in earnings. As of December 29, 2024, the Company did not use hedge accounting for its foreign currency exchange contracts. The notional value of the Company's foreign currency forward contracts at December 29, 2024 was $24.5 million. At December 29, 2024, the fair value amounts of the forward exchange contracts were a $0.2 million asset and a $0.1 million liability. The net gain from these derivative instruments of $0.1 million is included in other income (expense) for the year ended December 29, 2024. The notional value of the Company's foreign currency forward contracts at December 31, 2023, was $9.3 million. At December 31, 2023, the fair value amounts of the forward exchange contracts were a $0.3 million asset and a $0.1 million liability. The net loss from these derivative instruments of $1.3 million is included in other income (expense) for the year ended December 31, 2023.

Interest Rate Swap Contract

On April 28, 2023, the Company entered into an interest rate swap contract with an initial notional amount of $195.0 million to manage the variability of cash flows associated with the Term Loan A. The interest rate swap contract matures on May 1, 2026 and requires periodic interest rate settlements. The swap is at a fixed SOFR of 3.721% and settles monthly on the last day of each calendar month. The Company has designated the interest rate swap contract as a cash flow hedge and assesses the hedge effectiveness both at the onset of the hedge and at regular intervals throughout the life of the derivative. Changes in fair value (gains and losses) related to derivative financial instruments that qualify as cash flow hedges are deferred in Accumulated Other Comprehensive Income (Loss) ("AOCI") until the underlying transaction is reflected in earnings. The net gain reclassified from AOCI from the interest rate swap reflected in earnings was $2.8 million for the year ended December 29, 2024 and is recorded as an offset to interest expense. The net gain reclassified from AOCI from the interest rate swap reflected in earnings was $2.0 million for the year ended December 31, 2023 and is recorded as an offset to interest expense.

The fair value of this derivative represents the discounted value of the expected future discounted cash flows for the interest rate swap, based on the amortization schedule and the current forward curve for the remaining term of the contract, as of the date of each reporting period (in millions):

	December 29, 2024		December 31, 2023	
	Notional Value	Fair Value	Notional Value	Fair Value
Interest rate swap contract designated as a cash flow hedge, net of taxes	$ 185.0	$ 0.8	$ 192.5	$ 0.7

Note 17.   Subsequent Events

On January 27, 2025, Kratos Microwave, Inc., a subsidiary of Kratos Defense & Security Solutions, Inc., entered into an Asset Purchase Agreement to acquire certain of the assets of Norden Millimeter, Inc. ("Norden") for $37.8 million in common stock, subject to a $6 million holdback and other adjustments, plus the assumption of certain liabilities of Norden. Norden focuses on microwave and millimeter wave products. On February 4, 2025, the asset acquisition was completed following the satisfaction of all closing conditions and Kratos issued 1,095,674 shares of its common stock, with a deemed value of $32.2 million, to Norden in a private placement pursuant to the terms of the Asset Purchase Agreement. Kratos granted Norden certain registration rights under the Asset Purchase Agreement and registered the 1,095,674 shares with the SEC on February 7, 2025.

On February 26, 2025, Kratos Defense & Rocket Support Services, Inc., a subsidiary of Kratos Defense & Security Solutions, Inc., and RAFAEL USA, Inc. entered into a Limited Liability Company Agreement for the establishment of Prometheus Energetics, LLC, an approximate 50/50 joint venture that will operate as a U.S.-based merchant supplier of solid rocket motors and other energetics. Kratos and RAFAEL have jointly committed up to $175 million in capital for the establishment of Prometheus Energetics, LLC., with Kratos' committed share of up to $87.5 million in capital.

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Officers

Eric DeMarco
President and Chief Executive Officer

Deanna Lund
Executive Vice President and
Chief Financial Officer

Jonah Adelman
Senior Vice President
President, Microwave Electronics

Phil Carrai
Senior Vice President
President, Space, Training, & Cyber

Dave Carter
Senior Vice President
President, Defense & Rocket Support
Services

Steve Fendley
Senior Vice President
President, Unmanned Systems

Thomas Mills
Senior Vice President
President, C5ISR

Stacey Rock
Senior Vice President
President, Turbine Technologies

Ben Goodwin
Senior Vice President
Corporate Development & Government
Affairs

Maria Cervantes
Vice President and Corporate Controller

Marie Mendoza
Senior Vice President & General Counsel

Directors

Scott Anderson
Principal
Cedar Grove Partners, LLC

Bradley Boyd
Colonel (Ret.), U.S. Army;
Visiting Fellow, The Hoover Institution
Stanford University

Eric DeMarco
President and Chief Executive Officer
Kratos Defense & Security Solutions, Inc.

Bobbi Doorenbos
Brigadier General (Ret.), U.S. Air Force;
Military/Commercial Pilot

William Hoglund
Chairman of the Kratos Board
Safeboats International, LLP

Scot Jarvis
Principal
Cedar Grove Partners, LLC

Deanna Lund
Executive Vice President & Chief Financial
Officer
Kratos Defense & Security Solutions, Inc.

Amy Zegart
Senior Fellow, The Hoover Institution
Stanford University

Registrar/Transfer Agent
EQ
Shareowner Services
1110 Center Pointe Curve, Suite 101
Mendota Heights, MN 55120

Corporate Headquarters
10680 Treena Street, 6th Floor
San Diego, CA 92131
Phone: 858.812.7300

Principal Executive Office
1 Chisholm Trail, Suite 3200
Round Rock, TX 78681
Phone: 512.238.9840

External Legal Counsel
Sheppard, Mullin, Richter & Hampton LLP
1540 El Camino Real, Suite 120
Menlo Park, CA 94025

Independent Accountants
Deloitte & Touche, LLP
12830 El Camino Real, Suite 600
San Diego, CA 92130

Corporate Contact Information
Corporate Communications/
Investor Relations
Kratos Defense & Security Solutions, Inc.
Corporate Headquarters
Toll Free: 877.934.4687

Corporate News Releases, SEC Forms
including 10-K and 10-Q, and other
information may be found at:
www.KratosDefense.com

Kratos Defense & Security Solutions, Inc. is traded on the Nasdaq Global Select Market Exchange under the stock ticker: KTOS